As confidentially submitted to the Securities and Exchange Commission on January 27, 2021.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SQUARESPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	20-0375811 (I.R.S. Employer Identification Number)
225 Varick Street, 12th Floor
New York, New York 10014
(646) 580-3456
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014
(646) 580-3456
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ryan J. Dzierniejko David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Courtenay O’Connor General Counsel Squarespace, Inc. 225 Varick Street, 12th Floor New York, New York 10014 (646) 580-3456	Marc D. Jaffe Gregory P. Rodgers Benjamin J. Cohen Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, $0.0001 par value per share		Not Applicable	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Given that there is no proposed maximum offering price per share of Class A common stock, the Registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of the Class A common stock of the Registrant, or           per share, which is calculated from the Registrant’s unaudited pro forma balance sheet as of December 31, 2020. Given that the Registrant’s shares of Class A common stock are not traded on an exchange or over-the-counter, the Registrant did not use the market prices of its Class A common stock in accordance with Rule 457(c).

(2)
To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion. Dated           , 2021
      Shares
SQUARESPACE, INC.
Class A Common Stock

This prospectus relates to the registration of the resale of up to       shares of our Class A common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the New York Stock Exchange (the “NYSE”). See “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders.
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible, at the option of the holder, into one share of Class A common stock. As of           , 2021, after giving effect to the Existing Preferred Stock Conversion (as defined below), outstanding shares of Class B common stock represented approximately    % of the voting power of our outstanding capital stock, with our Founder and Chief Executive Officer, Anthony Casalena, holding approximately    % of the voting power of our outstanding capital stock.
No public market for our Class A common stock currently exists. Recent purchase prices of our Class A common stock in private transactions may have little or no relation to the opening public price of shares of our Class A common stock on the NYSE or the subsequent trading price of shares of our Class A common stock on the NYSE. Further, the listing of our Class A common stock on the NYSE without underwriters is a novel method for commencing public trading in shares of our Class A common stock and, consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.
Based on information provided by the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Class A common stock in consultation with our financial advisors pursuant to applicable NYSE rules. See “Plan of Distribution.”
We intend to apply to list our Class A common stock on the NYSE under the symbol “SQSP.” We expect our Class A common stock to begin trading on or about           , 2021.
We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated           , 2021.

Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell and seeking offers to buy shares of their Class A common stock but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition and results of operations may have changed since such date.
For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.
Except as otherwise indicated, all information in this prospectus assumes:
•
the conversion of certain of our Series A-1 redeemable convertible preferred stock and all our outstanding Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into an aggregate of      shares of Class A common stock and the remainder of our outstanding Series A-1 redeemable convertible preferred stock into an aggregate of      shares of Class B common stock (the “Existing Preferred Stock Conversion”);

•
the exclusion of (i)      shares of Class B common stock issuable upon exercise of stock options outstanding as of           , 2021 at a weighted average exercise price of $      per share; (ii)      shares of Class A common stock issuable upon settlement of restricted stock units outstanding as of           , 2021 for which the time-based vesting condition had not been satisfied as of such date; and (iii)      shares of Class A common stock reserved for issuance under our equity incentive plan;

•
no forfeiture of the 4,460,858 restricted shares of Class B common stock held by Mr. Casalena pursuant to the equity award described in “Executive Compensation — Outstanding Equity Awards at Fiscal Year End for 2020”; and

•
the filing and effectiveness of our amended and restated articles of incorporation and the adoption and effectiveness of our amended and restated bylaws, each of which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part.

After giving effect to the Existing Preferred Stock Conversion, as of            , 2021, we had a total of      shares of Class A common stock and      shares of Class B common stock outstanding.
Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

PROSPECTUS SUMMARY
This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Selected Consolidated Financial and Operating Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Squarespace” and similar terms refer to Squarespace, Inc. and its consolidated subsidiaries.
Our Mission
Squarespace exists to help people with creative ideas stand out and succeed. We seek to enable millions to build a brand and transact with their customers across an impactful and beautiful online presence.
Overview
Squarespace is a leading all-in-one platform for businesses and independent creators to build a beautiful online presence, grow their brands and manage their businesses across the internet. We offer websites, domains, e-commerce, tools for managing a social media presence, marketing tools and scheduling capabilities. Our easy-to-customize and design-first platform empowers millions of customers in approximately 180 countries. From individual entrepreneurs just starting out to the world’s most iconic businesses, Squarespace helps transform our customers’ visions into reality by creating an impactful, stylish and professional online presence.
Consumer behavior continues to rapidly evolve in conjunction with changes in the internet and technology, and the amount of time and money consumers spend online is accelerating. As consumers increasingly engage with companies online to learn about and transact with new brands, the marketplace for consumer attention is intensely competitive. It is mission-critical for brands to differentiate themselves with a beautiful and effective online presence. Businesses and independent creators need a way to develop an impactful, professional-quality presence quickly and cost-effectively that also enables them to transact directly with their customer base.
The Squarespace platform empowers our customers to build, manage and grow compelling brands online. We bring together three primary pillars of functionality to create a unified, all-in-one platform to help our customers grow:
•
Presence:   Our intuitive design tools make it possible to quickly and easily create a professional-quality, mobile and desktop friendly website, acquire a domain and have a differentiated social media presence. Since our founding, we have aggressively invested in our design and creative teams in an effort to create innovative, forward-thinking website designs that ensure our customers’ websites are seen as among the most sophisticated on the web.

•
Commerce:   Through our comprehensive commerce solutions, we provide our customers everything they need to sell physical products, subscriptions, content or services online. Our commerce functionality is fully integrated with our presence products, eliminating the need for third-party tools.

•
Marketing:   We provide brands with powerful, integrated marketing solutions, such as Email Campaigns, customer relationship management functionality, search engine optimization (“SEO”) and analytics tools to help them better understand and target their audiences while driving traffic, sales and conversion.

Squarespace is an engineering and design-led company and our platform features a modern architecture, scalable delivery platform and secure solutions that provide support for our global customer base. The Squarespace platform works for customers that are just getting started, as well as large brands that need scale, flexibility and reliability.

In addition to servicing customers from inception to at-scale, our customers span a wide variety of industries and use cases, from small businesses and independent creators, such as restaurants, photographers, wedding planners, artists, musicians and bloggers, to iconic brands. As of December 31, 2020, we had           unique subscriptions to our platform.
We believe we have a significant existing and growing market opportunity with over 800 million small businesses and self-employed ventures globally. In addition, according to the Kauffman Index, nearly 540,000 new businesses are created each month in the United States. According to Clutch, approximately 46% of small and medium-sized businesses (“SMBs”) are not online today and we believe there is significant headroom for growth with increasing online penetration alone. We believe we have created a highly-efficient and multi-pronged go-to-market model that enables us to capitalize on our market opportunity and acquire customers in a cost effective manner. We believe we have a stable and predictable business model driven by efficient customer acquisition and the adoption by our customers over time of higher value offerings and add-on subscriptions. We generated in 2019 and 2020, respectively:
•
revenue of $484.8 million and $      million;

•
net income of $58.2 million and $      million;

•
adjusted EBITDA of $      million and $      million;

•
cash flow from operating activities of $102.2 million and $      million; and

•
unlevered free cash flow of $      million and $      million.

For additional information about our non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see “Selected Consolidated Financial and Operating Information — Non-GAAP Financial Measures.”
Our Industry
Some of the key trends impacting our industry include:
•
The Criticality of Online Presence:   The rise in global internet usage has resulted in a dynamic and competitive online environment where consumers are provided with more options and more ways to engage than ever before. Many customers’ first interaction with a new brand will be digital. In response, businesses and independent creators have rapidly transitioned online (a shift further accelerated by the recent pandemic).

•
The Rise in Online Commerce:   In addition to engaging with brands online from a discovery standpoint, consumers expect to transact with them across digital channels, purchasing both goods and services.

•
The Rise of Direct to Consumer Relationships:   As brands move online and gain more control over their technology stack, there is a trend towards brands being able to directly own the relationship with their customers. This allows businesses and independent creators to directly access their customer data, which is not possible when relying on social networks and other distribution channels that otherwise might control access to it.

•
The Preference for DIY and DIFM Solutions:   “Do-it-yourself” (“DIY”) website creation tools have democratized the web, rapidly displacing expensive agencies and making equivalent design quality out-of-the-box, accessible and easy-to-use for all. Affordable “do-it-for-me” (“DIFM”) services leverage powerful DIY development tools due to the speed, scalability and maintenance advantages of these platforms.

The Challenges of Creating and Growing an Online Brand
Businesses and independent creators face several key challenges as they build and market their brands online, including:
•
Growing Competition for Consumer Attention:   As consumers increasingly engage online, the marketplace for consumer attention is intensely competitive, making it mission-critical for brands to differentiate themselves with an online presence that stands out. Based on a study by the Association for Computing Study and a study in Taylor & Francis’ Behavior and Information Technology Journal, 94% of first impressions are design-related, and it takes less than 0.05 seconds for someone to form an opinion about whether they like a website or not.
•
Limited Ability to Transact with Consumers:   Consumers are increasingly purchasing goods and services online. Many traditional commerce offerings are primarily designed to sell physical products. We believe in order for businesses and independent creators to succeed, they require comprehensive solutions that enable them to transact with their consumers across the full range of commerce models, including sale of physical goods, subscriptions and content, as well as capabilities such as scheduling appointments.

•
Accessibility of Solutions:   SMBs often lack the tools to develop a comprehensive and effective online presence quickly and affordably. Developing and maintaining a beautiful, fully functional website that addresses various use cases often requires extensive coding skills or the engagement of professional designers, agencies or developers. Meanwhile, traditional DIY solutions often lack the complex functionality required to create and maintain high-quality, expressive content.

•
Lack of Integrated Solutions:   Historically, brands have leveraged multiple separate solutions due to the lack of a comprehensive, integrated platform. As businesses continue to evolve and add new offerings, the integration of their solutions becomes crucial to maintain a cohesive brand expression across all touchpoints, to analyze data to grow their businesses and to provide an efficient and seamless customer experience across channels and devices.

•
Inability to Adapt Quickly to Rapidly Changing Consumer Behavior:   Traditional solutions often lack the flexibility customers require to keep up with constantly changing consumer behavior. From new products and services to new digital channels, businesses and independent creators need flexible and dynamic solutions with broad functionality.

The Key Benefits of our Platform
Our comprehensive, integrated platform provides a unified experience for our customers.
•
Beautiful Design, Consistent Everywhere:   We believe design is not a luxury. Our beautifully-designed, award-winning templates enable our customers to look professional from the start, while also providing deep levels of customization so that no two websites look alike. This empowers our customers to stand out and express their story and brand in a beautiful, engaging and consistent way across digital channels, including websites, social media and Email Campaigns, among others.

•
Sell Anything:   Our commerce solution supports a diverse set of business models, allowing our customers to sell physical products, subscriptions, content and services within the same platform. For example, a fitness instructor can market their brand professionally online and their clients can book personal training sessions through their website, attend virtual classes and buy custom apparel, all powered on the Squarespace platform.

•
Power with Simplicity:   Our platform balances ease-of-use with a deep level of functionality required to run more complex businesses. Our platform is also accessible from anywhere — customers can update their website or manage their business on-the-go using our web application or our iPhone and Android applications.

•
All-in-One Platform:   Our all-in-one platform offers businesses and independent creators everything they need to build and manage their online presence and commerce across devices and social media. Our fully-integrated SaaS-based content management solution combines a website builder, a commerce solution, social presence and blogging infrastructure, a hosting service, a domain name registrar, marketing tools and differentiated analytics across digital channels. This comprehensive approach enables customers to aggregate and analyze data across solutions to help our customers better understand their audience and drive higher traffic, sales and conversion through a single interface.

•
Built for Modern Use Cases:   Our platform is both accessible and editable from all types of devices. Built on modern technology, we can adapt quickly to emerging channels and technology. For example, our Unfold product provides easy-to-use tools that empower storytellers to differentiate their content and brand on social media. With elevated design collections and intuitive photo and video editing, Unfold helps our customers look great beyond their websites. We aim to establish a foothold with the next generation of independent creators, because we understand that not all journeys may begin with a website.
Our Market Opportunity
Based on data from Intuit, as of 2020, there are an estimated 800 million SMBs and self-employed ventures worldwide. We believe that our near and medium-term addressable market is in excess of $      , based on the number of global SMBs and self-employed ventures and our average revenue per unique subscription (“ARPUS”) as of December 31, 2020.
Global spending on e-commerce is set to accelerate. In response to this accelerating growth, we continue to innovate and add new services and features that create incremental opportunities to further penetrate as well as expand our core addressable market through new use cases and entry points. In addition, the growth of SMBs and proliferation of commerce, both domestically and internationally, will continue to drive our market opportunity and unlock new monetization opportunities for our platform.
Our Growth Strategies
•
Expand Our New Customer Base, Especially Internationally:   We aim to continue to deploy offerings across the globe, both in English and non-English speaking regions, in order to continue to diversify and accelerate our growth.

•
Expand and Deepen our Commerce Offerings:   We will continue to expand and invest in our commerce capabilities through the development of solutions that enable new ways for our customers to transact online.

•
Continued Investment in our Design Platform:   We will continue to invest in our core design platform and technology to ensure that we maintain our position at the forefront of leading design on the web.

•
Deepen Relationships with Existing Customers:   We plan to further invest in offerings that will enable our existing customers to grow their businesses by using more of our products and features, including online scheduling, exclusive Member Areas and Email Campaigns.

•
Promote and Develop our Enterprise Capabilities:   We will continue to develop our Enterprise offering, which includes both larger businesses and volume customers, to ensure they are able to fully leverage our all-in-one platform.

•
Expand our Experts Community:   We will continue to support our Experts community with the knowledge and tools they need to find clients and grow their businesses, as we believe it provides us with a unique marketing channel to address the steadily growing DIFM website development industry.

•
Opportunistically Pursue Strategic Acquisitions:   We believe that future strategic acquisitions will enable us to accelerate key platform, product and marketing initiatives and augment our organic growth strategy.

Summary Risk Factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:
•
Our business, financial condition and results of operations will be harmed if we are unable to attract and retain customers and expand their use of our platform.

•
If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our solutions in a manner that responds to our customers’ evolving needs, our business, financial condition and results of operations may be adversely affected.

•
Our industry is highly competitive and we may not be able to compete successfully against current and future competitors.

•
The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic (including stay-at-home, business closure and other restrictive orders) and the resulting changes in consumer behaviors have disrupted and may continue to disrupt our normal operations.

•
The Squarespace brand is integral to our success. If we fail to protect or promote our brand, our business, financial condition and results of operations may be harmed.

•
Our business, financial condition and results of operations would be adversely affected if our marketing and selling activities fail to generate new customers at the levels that we anticipate or fail to generate new customers on a cost-effective basis.

•
We depend on highly skilled personnel, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges.

•
We rely heavily on the reliability, security and performance of our software. If our software contains serious errors or defects, or we have difficulty maintaining the software, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers.

•
Our business, financial condition and results of operations would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which customers interface with our platform and users interface with our customers’ sites.

•
We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations. Our failure to comply with these or any future laws, regulations or obligations could subject us to sanctions and damages and could harm our reputation, business, financial condition and results of operations.

•
Our business is susceptible to risks associated with international sales and the use of our platform in various countries as well as our ability to localize our platform in such countries.

•
Our listing differs significantly from an underwritten public offering.

•
The public trading price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.

•
The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who hold our Class B common stock, including our Founder and Chief Executive Officer. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include that:
•
we are only required to include two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year during which the fifth anniversary of this listing occurs or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the last day of the fiscal year during which the fifth anniversary of this listing occurs; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.
For risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Being a Public Company — We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”
Our Principal Stockholder and our Status as a Controlled Company
As a result of his share ownership, Mr. Casalena, our Founder and Chief Executive Officer, will be able to exercise voting control with respect to an aggregate of           shares of our Class B common stock, representing approximately    % of the total voting power of our outstanding capital stock as of                 , 2021 (after giving effect to the Existing Preferred Stock Conversion). Accordingly, Mr. Casalena will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors. As a founder-led company, we believe that this voting structure aligns our interests in creating stockholder value.
Because Mr. Casalena will control a majority of our outstanding voting power, we will be a “controlled company” under the corporate governance rules for NYSE-listed companies. We have currently elected not to avail ourselves of any “controlled company” exemptions.
Corporate Information
We were incorporated in the State of Delaware in October 2007. Our principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014. Our telephone number is (646) 580-3456 and our website address is www.squarespace.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
The following tables summarize our consolidated financial and operating information. We have derived our summary consolidated statements of operations information and consolidated statements of cash flows information for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet information as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under the sections titled “Capitalization,” “Selected Consolidated Financial and Operating Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	Year Ended December 31,
($ in thousands, except share and per share data)	2019	2020
Consolidated Statements of Operations Information:
Revenue	$484,751	$
Cost of revenue(1)	81,910
Gross profit	402,841
Operating expenses:
Research and product development(1)	107,645
Marketing and sales(1)	184,278
General and administrative(1)	49,578
Total operating expenses	341,501
Operating income	61,340
Interest expense	(1,080)
Other income, net	3,815
Income before provision for income taxes	64,075
Provision for income taxes	(5,923)
Net income	$58,152	$
Net income/(loss) per share attributable to Class A and Class B common stockholders, basic and diluted(2)	$(14.91)
Weighted-average shares used in computing net income/(loss) per share attributable to Class A and Class B common stockholders, basic and diluted(2)	17,354,458
Pro forma net income/(loss) per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)
Pro forma weighted-average shares used in computing net income/(loss) per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)
($ in thousands)
Consolidated Statements of Cash Flows Information:
Net cash provided by operating activities	$102,333	$
Net cash used in investing activities	(75,323)
Net cash used in financing activities	(45,827)

As of December 31, 2020
($ in thousands)	Actual	As Adjusted(3)
Consolidated Balance Sheet Information:
Cash and cash equivalents	$	$
Investment in marketable securities
Total assets
Total liabilities
Redeemable convertible preferred stock
Total stockholders’ equity/(deficit)

(1)
Includes stock-based compensation as follows:

	Year Ended December 31,
($ in thousands)	2019	2020
Cost of revenue	$532	$
Research and product development	12,087
Marketing and sales	1,737
General and administrative	3,619
Total stock-based compensation	$17,975	$

(2)
See Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net income/(loss) per share, basic and diluted.

(3)
The as adjusted consolidated balance sheet data above gives effect to (i) the Existing Preferred Stock Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption and effectiveness of our amended and restated bylaws.

Key Performance Indicators and Non-GAAP Financial Measures
We review the following key performance indicators and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Increases or decreases in our key performance indicators and non-GAAP financial measures may not correspond with increases or decreases in our revenue and our key performance indicators and non-GAAP financial measures may be calculated in a manner different than similar key performance indicators and non-GAAP financial measures, respectively, used by other companies.
Year Ended December 31,
($, unique subscriptions in thousands)	2019	2020
Unique subscriptions(1)
Total bookings(2)	$	$
Annual run rate revenue (ARRR)(3)	$	$
Average revenue per unique subscription (ARPUS)(4)	$	$
Adjusted EBITDA(5)	$	$
Unlevered free cash flow(6)	$	$

(1)
Unique subscriptions represent the number of unique sites, standalone scheduling subscriptions and Unfold (social) subscriptions, as of the end of a period. A unique site represents a single subscription and/or group of related subscriptions, including a website subscription and/or a domain subscription, and other subscriptions related to a single website or domain. Every unique site contains at least one domain subscription or one website subscription.

(2)
Total bookings represents cash receipts for all subscriptions purchased, as well as payments due under the terms of contractual agreements for obligations to be fulfilled.

(3)
ARRR is calculated as the monthly revenue from subscription fees and revenue generated in conjunction with associated fees (fees taken or assessed in conjunction with commerce transactions) in the last month of the period multiplied by 12.

(4)
ARPUS is calculated as the total revenue during the preceding 12-month period divided by the average of the number of total unique subscriptions at the beginning and end of the period.

(5)
Adjusted EBITDA is calculated as net income excluding interest expense, other income, net, provision for income taxes, depreciation and amortization and stock-based compensation expense.

(6)
Unlevered free cash flow is defined as cash flow from operating activities less cash paid for capital expenditures increased by cash paid for interest expense net of the associated tax benefit.

For additional information about our key performance indicators and non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see “Selected Consolidated Financial and Operating Information — Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators and Non-GAAP Financial Measures.”

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the market price of our Class A common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the events discussed in the risk factors below will not occur.
Risks Related to our Business and Industry
Our business, financial condition and results of operations will be harmed if we are unable to attract and retain customers and expand their use of our platform.
We have experienced growth in recent years, due in large part to sustained subscription growth and retention, including customers who expand their use of our platform over time. We offer two payment options for each of our subscription plans: monthly and annual. Customers’ subscriptions currently renew automatically at the end of each monthly or annual period, as applicable, but the customer is free to disable automatic renewal or cancel the subscription at any time. As a result, even though the number of unique subscriptions to our platform has grown in recent years, there can be no assurance that we will be able to retain unique subscriptions beyond the existing monthly or annual subscription periods. In addition, any limitation or restriction imposed on our ability to bill our customers on a recurring basis, whether due to new regulations or otherwise, may significantly lower our unique subscription retention rate.
A number of factors could impact our ability to attract and retain customers and expand our customers’ use of our platform, including:
•
the quality and design of our solutions compared to other similar solutions;

•
our ability to develop new technologies or offer new or enhanced solutions;

•
the pricing of our solutions compared to our competitors;

•
the reliability and availability of our customer support;

•
our ability to provide value-added third-party applications, solutions and services that integrate into our platform;

•
any perceived or actual security, reliability, quality or compatibility problems with our solutions, including those related to system outages, unscheduled downtime and the impact of cyber-attacks on customers’ data;

•
our ability to expand into new geographic regions; and

•
the cost and effectiveness of our marketing campaigns.

We have historically experienced customer turnover as a result of general economic conditions and other risks affecting our customers’ businesses or needs. Many of these customers are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Other customers may be looking for a shorter-term solution for a specific event. Our costs associated with renewals are substantially lower than costs associated with generating new unique subscriptions. Therefore, a reduction in retention of our unique subscriptions, even if offset by an increase in new unique subscriptions, could adversely impact our business, financial condition and results of operations. Moreover, any volatile or uncertain economic conditions due to the COVID-19 pandemic or otherwise and any resulting decrease in business formation or failures of SMBs could affect our ability to generate new unique subscriptions or retain existing unique subscriptions.
Additionally, our growth rate may decline over time even though the number of unique subscriptions on our platform increases. As our growth rate declines, investors’ perception of our business, financial condition and results of operations may be adversely affected. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain revenue from existing unique subscriptions and increase sales to existing customers.
If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our solutions in a manner that responds to our customers’ evolving needs, our business, financial condition and results of operations may be adversely affected.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. The success of our business will depend, in part, on our ability to adapt and respond effectively to changing market dynamics on a timely basis while continuing to improve and enhance the functionality, performance, reliability, design, security and scalability of our solutions. For example, as commerce transacted over mobile devices continues to grow more rapidly than desktop transactions, continued effective mobile functionality becomes increasingly integral to our long-term development and growth strategy. If we are unable to develop new and upgraded solutions that satisfy our customers and that keep pace with rapid technological and industry change, our business, financial condition and results of operations could be adversely affected.
The process of developing new technology is complex and uncertain. If we fail to accurately predict customers’ changing needs or emerging technological trends, or we otherwise fail to achieve the benefits expected from our investments in technology, our business, financial condition and results of operations could be harmed. The development of new and upgraded solutions involves a significant amount of time and effort from our research and development team, as it can take months to update, code and test new and upgraded solutions and integrate them into our existing solutions. Further, our design team spends a significant amount of time and resources in order to incorporate various design elements and other features into any new and upgraded solutions. The introduction of these new and upgraded design and functional features often involves a significant amount of marketing spend. We must also manage our existing solutions as we continue to introduce new solutions. Given this complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and upgraded solutions.
Our industry is highly competitive and we may not be able to compete successfully against current and future competitors.
The market for providing SaaS-based website design and management software is evolving and highly fragmented and we face competition in various aspects of our business, which we expect to intensify in the future as existing and new competitors introduce new solutions or enhance existing solutions. We also compete with specific providers offering services or products that overlap with parts of our solutions, including online presence solutions, e-commerce solutions, domain registration and website hosting services, email marking solutions and scheduling solutions. Some of our competitors have longer operating histories, larger customer bases, greater brand recognition, more extensive commercial relationships and greater financial and other resources than we do.
New or existing competitors may be able to develop solutions better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or requirements of our customers and their users. In addition, some larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or reduce prices to remain competitive.
Competition may also intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic regions expand into our market segments or geographic regions. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage by integrating competing platforms or features into solutions they control such as search engines, web browsers, mobile device operating systems or social networks or by making access to our platform more difficult. We also expect new entrants to offer competitive solutions. If we cannot compete successfully against current and future competitors, our business, financial condition and results of operations could be negatively impacted.

The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic (including stay-at-home, business closure and other restrictive orders), and the resulting changes in consumer behaviors have disrupted and may continue to disrupt our normal operations.
In response to the COVID-19 pandemic, we have taken a number of actions that have impacted and continue to impact our business, financial condition and results of operations, including transitioning employees across all our offices (including our corporate headquarters) to remote work-from-home arrangements and recommending travel and related restrictions. While we believe these actions were reasonable and necessary as a result of the COVID-19 pandemic, they were disruptive to our business. Given the continued spread of COVID-19, we may have to take additional actions in the future that could further disrupt our business. If we are required to maintain work-from-home arrangements for a significant period of time as a result of the ongoing COVID-19 pandemic or other future adverse public health developments, it may impact our ability to preserve our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. In addition, the COVID-19 pandemic could disrupt or delay the ability of our employees to work because they become sick or are required to care for those who become sick or for dependents for whom external care is not available. The COVID-19 pandemic could also cause delays or disruptions in services provided by key service providers, increase our and service providers’ vulnerability to security breaches, distributed denial of service (“DDoS”) attacks or other hacking or phishing attacks or cause other unpredictable effects. Our management team has spent, and will likely continue to spend, significant time, attention and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.
If economic conditions further deteriorate, uncertainty from the pandemic may cause prospective or existing customers to cancel their subscriptions for our solutions and users may not have the financial means to make purchases from our customers or may delay or reduce discretionary purchases, negatively impacting our e-commerce customers and our associated results of operations. Our entrepreneurial and small business customers may be more susceptible to general economic conditions than larger businesses with greater liquidity and access to capital.
The degree to which COVID-19 and any associated volatile or uncertain economic conditions will affect our business, financial condition and results of operations will depend on future developments that are highly uncertain and cannot currently be predicted. The risks described herein and throughout this “Risk Factors” section could be further exacerbated by a prolonged existence of the COVID-19 pandemic or other future adverse public health developments.
Our business, financial condition and results of operations could be harmed if we fail to manage our growth effectively.
The growth that we have experienced places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and our ability to handle increased traffic and demand for bandwidth. The growth in the number of unique subscriptions on our platform and the number of orders processed through our platform has increased the amount of data and requests processed. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance our scalability in order to maintain the performance of our platform.
Our growth has also placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand the business, including into new geographic regions, with no assurance that our revenue will continue to grow. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower or may develop more slowly than we expect. Unless our growth results in an increase in our revenues that is proportionate to, or greater than, the increase in our costs associated with this growth, our profitability may be adversely affected. As we grow, we will be required to continue to improve our operational and financial controls, management information systems and reporting procedures and we may not be able to do so effectively.

The Squarespace brand is integral to our success. If we fail to protect or promote our brand, our business, financial condition and results of operations may be harmed.
We believe that protecting, maintaining and enhancing the Squarespace brand is integral to our success, particularly as we seek to attract new customers. Protecting, maintaining and enhancing our brand will depend largely on our ability to continue to provide design-focused and differentiated solutions, which we may not do successfully. The value of our brand may decline if we are unable to maintain the image of the Squarespace brand as design-focused. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers, our ability to maintain our customers’ trust and our ability to continue to develop and successfully differentiate our solutions. Errors, defects, disruptions or other performance problems with our solutions, including with third-party services accessed through our platform, may harm our reputation and brand. Unfavorable media coverage, negative publicity or negative public perception about us or our marketing efforts, our industry, the quality and reliability of our platform or our privacy and security practices may also harm our reputation and our brand. If events occur that damage our reputation and brand, our ability to expand our subscription base may be impaired, and our business, financial condition and results of operations may be harmed.
We also believe that the importance of brand recognition will increase as competition in our market increases and the promotion of our brand may require substantial expenditures. We have invested, and expect to continue to invest, substantial resources to increase our brand awareness, both generally and in specific geographies and to specific customer groups. There can be no assurance that our brand development strategies and investment of resources will enhance recognition of the Squarespace brand or lead to an increased customer base. Furthermore, our international branding efforts may prove unsuccessful due to language barriers and cultural differences. If our efforts to protect and promote our brand are not successful, our business, financial condition and results of operations may be adversely affected. In addition, even if brand recognition and loyalty increases, revenue may not increase at a level commensurate with our marketing spend.
Our business, financial condition and results of operations would be adversely affected if our marketing and selling activities fail to generate new customers at the levels that we anticipate or fail to generate new customers on a cost-effective basis.
We use a variety of marketing channels to promote our brand, including online keyword search, sponsorships and celebrity endorsements, television, podcasts, print and online advertising, email and social media marketing. If we lose access to one or more of these channels because the costs of advertising become prohibitively expensive or for other reasons, we may not be able to promote our brand effectively, which could limit our ability to grow our business. In addition, in order to maintain our current revenues and grow our business, we need to continuously optimize our marketing campaigns aimed at acquiring new customers. However, we may fail to accurately predict customer interest and, as a result, fail to generate the expected return on marketing spend. An unexpected increase in the marginal acquisition cost of new customers may have an adverse effect on our ability to grow our subscription base. We have and may in the future invest a significant portion of our marketing expenses in more traditional advertising and promotion of our brand, including through print and television commercials, the effectiveness of which is more difficult to track than online marketing. If these marketing activities fail to generate traffic to our website, attract potential customers and lead to new and renewed subscriptions at the levels we anticipate, our business, financial condition and results of operations would be adversely affected.
If demand for our solutions does not meet expectations, our ability to generate revenue could be adversely affected.
Although we expect continued demand from individuals and businesses for our solutions, it is possible the rate of growth may not meet our expectations, or the market may not grow, including as a result of the global economic slowdown resulting from the COVID-19 pandemic or future adverse public health developments. Our expectations for future revenue growth are based in part on assumptions reflecting our industry knowledge and experience serving individuals and businesses, as well as our assumptions regarding demographic shifts, growth in the availability and capacity of internet infrastructure internationally and the general economic climate. If any of these assumptions proves to be inaccurate, including as a result of the extent of current global economic uncertainty, our growth could be significantly lower than expected.

Our ability to compete successfully depends on our ability to offer an integrated and comprehensive platform enabling a diverse base of customers to start, grow and run their businesses or promote their brand. The success of our solutions is predicated on the assumption that an online presence is, and will continue to be, an important factor in our customers’ abilities to establish, expand and manage their online presence quickly, easily and affordably. If we are incorrect in this assumption, for example due to the introduction of a new technology or industry standard superseding the importance of an online presence or rendering our existing or future solutions obsolete, then our ability to retain existing customers and attract new customers could be adversely affected, which could harm our business, financial condition and results of operations.
If we fail to maintain a consistently high level of customer support, our brand, business, financial condition and results of operations may be harmed.
We believe our focus on customer support is critical to acquiring new customers, retaining existing customers and growing our business. As a result, we have invested heavily in the quality and training of our Customer Operations team along with the tools they use to provide this service. If we are unable to maintain a consistently high level of customer support, we may lose existing customers. In addition, our ability to attract new customers and increase unique subscriptions depends, in part, on the support we provide to customers as well as positive recommendations from our existing customers. Any failure to maintain a consistently high level of customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our brand, business, financial condition and results of operations.
Our pricing decisions may adversely affect our ability to attract and retain customers.
We have from time to time changed our overall pricing model or the various price points of our subscription plans and add-on services and expect to do so in the future. However, no assurance can be given that any new pricing model or price points will be optimal and not result in loss of customers or profits. In addition, as competitors introduce new solutions, we may be unable to attract new customers at the price or based on the pricing models we currently use and we may be required to reduce prices. Individuals and small businesses, which comprise the majority of customers on our platform, could be sensitive to price increases or swayed by more attractive prices offered by competitors. We also must determine the appropriate price to enable us to compete effectively internationally. Any of these developments could negatively impact our business, financial condition and results of operations.
We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
From time to time, we evaluate potential strategic acquisition or investment opportunities and we have completed various strategic acquisitions in recent periods. Any future transactions that we enter into could be material to our business, financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:
•
diversion of management time and focus from operating our business;

•
use of resources that are needed in other areas of our business;

•
retention and integration of employees from an acquired company, including potential risks or challenges to our corporate culture;

•
implementation or remediation of controls, procedures and policies of an acquired company;

•
difficulty integrating the accounting systems and operations of an acquired company;

•
coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with incorporating the acquired company’s solutions and infrastructure with our existing solutions and infrastructure and difficulties converting the customers of the acquired company onto our platform;

•
unforeseen costs or liabilities;

•
adverse effects to our existing business relationships as a result of the acquisition or investment;

•
the possibility of adverse tax consequences;

•
litigation or other claims arising in connection with the acquired company or investment; and

•
in the case of foreign acquisitions, the need to integrate operations and workforces across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our business, financial condition and results of operations.
Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect the trading price of our Class A common stock, result in issuances of securities with superior rights and preferences to the Class A common stock or result in the incurrence of debt with restrictive covenants that limit our operating flexibility.
We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our strategic objectives, and any acquisitions we complete could be viewed negatively by investors. To pay for any such acquisition, we may have to use cash or incur debt, both of which may affect our financial condition or the trading price of our Class A common stock. At this time we have made no commitments or agreements with respect to any such material transactions.
We depend on highly skilled personnel, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges.
Our future success will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, product managers, finance and legal personnel and customer support. Competition for highly skilled personnel is intense. We compete with many other companies for engineers, designers and product managers with meaningful experience in designing, developing and managing software, as well as for skilled marketing, operations and customer support professionals, and we may not be successful in attracting and retaining the professionals we need. We may need to invest significant amounts of cash and equity to attract and retain new and highly skilled employees, and may never realize returns on these investments. Extended stay-at-home, business closure and other restrictive orders may impact our ability to identify, hire and train new personnel. In addition, we are limited in our ability to recruit global talent for our U.S. offices by U.S. immigration laws, including those related to H1-B visas. If we are not able to effectively hire, train and retain employees, our ability to achieve our strategic objectives will be adversely impacted and our business, financial condition and results of operations will be harmed.
In addition to hiring and integrating new employees, we must continue to focus on retaining our key employees who foster and promote our innovative corporate culture. Our future performance depends on the continued services and contributions of our Founder and Chief Executive Officer, Mr. Casalena, who is critical to the development of our business and growth strategy, in addition to other key employees to execute on our business plan and to identify and pursue new opportunities and solutions. The failure to properly develop or manage succession plans or develop leadership talent or the loss of services of key employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. The loss of one or more of our key employees (including any limitation on the performance of their duties or short term or long term absences as a result of illness, such as COVID-19) could adversely affect our business, financial condition and results of operations.

We primarily rely on a single supplier to process payments from our customers and we integrate with a limited number of suppliers to process transactions from users.
The success of our platform depends, in part, on our ability to integrate and offer third-party services to our customers. In particular, we use Stripe Inc. (“Stripe”) to process our transactions with our customers and we offer payment processing integrations for our customers to charge their users through Stripe, PayPal Holdings, Inc. (“PayPal”) and Square, Inc. (“Square”). While we offer our customers access to three payment processing integrations through which to charge their users, disruptions or problems with the relevant services provided by any of these companies could have an adverse effect on our reputation, business, financial condition and results of operations. If Stripe, PayPal or Square were to terminate its relationship with us or become unable to continue processing payments on our behalf, we could incur substantial delays and expense in finding and integrating an alternative payment service provider to process payments from our customers and their users, and the quality and reliability of any such alternative payment service provider may not be comparable.
If we cannot maintain the compatibility of our platform and solutions with third-party applications or content or if the third-party applications that we offer fail to keep pace with competitors’ offerings, demand for our platform and solutions could decline.
In addition to offering our customers access to Stripe and other payment solutions, we offer our customers access to third-party applications for order fulfillment, accounting and other business services as well as third-party content. Third-party application providers may change the features of their applications and third-party content providers and application providers may change how others can access the application or content or alter the terms governing use of their applications or content in an adverse manner. Such changes could limit, restrict or terminate our access to their applications and content, which could negatively impact our solutions and harm our business, financial condition and results of operations. In addition, competitors may offer better functionality than the third-party applications integrated into our platform. If we fail to integrate new third-party applications and content that our customers need for their online presence or develop them directly, we may not be able to offer the functionality that our customers expect, which would negatively impact our solutions and, as a result, harm our business, financial condition and results of operations.
We rely heavily on the reliability, security and performance of our software. If our software contains serious errors or defects, or we have difficulty maintaining the software, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers.
The reliability and continuous availability of our platform is critical to our success. However, software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Any third-party software we incorporate into our platform may have similar deficiencies. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, and any ensuing disruptions could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Furthermore, our platform is cloud-based, which allows us to deploy new versions and enhancements to all of our customers simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our customers simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of customers. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected.
Since customers may use our solutions for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our customers. Customers may seek significant compensation from us for any losses they suffer or they may cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation. There can be no assurance that provisions typically included in agreements with our customers that attempt to limit exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming, divert management’s attention and be costly to defend and could seriously damage our reputation and brand, making it harder to sell our solutions.
We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our customers, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new customers.
Many customers locate our platform through internet search engines, such as Google, and advertisements on social networking sites and online streaming services, such as Facebook and YouTube. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms, we may appear less prominently or not at all in search results, which could result in reduced traffic to our website that we may not be able to replace. Additionally, if the costs of search engine marketing services, such as Google AdWords, increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition and results of operations could be adversely affected.
Furthermore, competitors may in the future bid on our brand names and other search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines, social networking sites and video streaming services may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. Additionally, new search engines, social networking sites, video streaming services and other popular digital engagement platforms may develop in specific jurisdictions or more broadly that reduce traffic on existing search engines, social networking sites and video streaming services. Moreover, the use of voice recognition technology such as Alexa, Google Assistant, Cortana or Siri may drive traffic away from search engines, potentially resulting in reduced traffic to our website. If we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website.
Our business, financial condition and results of operations would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which customers interface with our platform and users interface with our customers’ sites.
We believe that our integrated web and mobile platform has helped us to grow our customer base. In addition to offering customers mobile-optimized websites created on our platform, we offer mobile apps that enable customers to monitor analytics, fulfill orders and create, edit and manage content from their mobile devices. In the future, mobile and desktop operating system providers, such as Microsoft, Google, Apple or any other provider of internet browsers, could introduce new features that would make it difficult for customers to use our platform, change existing browser specifications such that they would be incompatible with our platform, prevent users from accessing customers’ sites or limit or preclude our marketing efforts. In addition, we are subject to the standard policies and terms of service of these providers, which may change in the future. We may incur additional costs in order to adapt our platform to other operating systems and may face technical challenges adapting our solutions to different versions of already-supported operating systems, such as Android variants offered by different mobile phone manufacturers, and we may face technical challenges adapting to new hardware and software on the Android and iOS platforms. Any changes to technologies used in our platform, to existing features that we rely on or to operating systems or internet browsers that make it difficult for customers to access our platform or visitors to access our customers’ sites, may make it more difficult for us to maintain or increase our revenue and could adversely impact our business, financial condition and results of operations. Moreover, as customers increasingly expect to be able to purchase and use our solutions on their mobile device or via our mobile apps, our future prospects could be harmed or we could face increased costs to build out and maintain this functionality. The use of our apps is also subject to applicable terms of use of third-party app stores. If we are unable to maintain availability on these third-party app stores or update our applications on these stores, our business, financial condition and results of operations may be harmed.
We use a limited number of cloud service providers, infrastructure providers and data centers to deliver our solutions. Any disruption of service by these providers or at these facilities could harm our business, financial condition and results of operations.
We currently rely on a limited number of cloud service providers and third-party data center facilities. While we engineer and architect the systems upon which our platform runs, and own the hardware installed at the data centers on which we rely, we do not control the operation of these facilities. We also obtain cloud storage and computing from Amazon and Google. We have experienced, and may in the future experience, failures at the third-party data centers where our hardware is deployed. Data centers are vulnerable to damage or interruption from human error, cyber-crimes, computer viruses and other intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Changes in law or regulations applicable to data centers in various jurisdictions could also cause a disruption in service. Similarly, if we are unable to utilize cloud services from Amazon and Google, we could experience delays or disruptions. The occurrence of any of these events or other unanticipated problems with these providers or at these facilities could result in loss of data (including personal information), lengthy interruptions in the availability of our solutions and harm to our reputation and brand.
While our third-party data center and cloud provider agreements include automatic renewal provisions, these service providers have no obligation to renew the agreements on commercially reasonable terms or at all. In addition, a timely notice of intent not to renew under one or more of these agreements may not provide us with adequate time to transfer operations and may cause disruptions to our platform. Similarly, service providers of other aspects of our critical infrastructure, such as private network connectivity, content delivery, DDoS mitigation, domain registration and domain name servers, among others, are under no obligation to continue to provide these services after the expiration of the respective service agreements, nor are they obligated to renew the terms of those agreements. If we were required to move our equipment to a new facility, move cloud platforms or migrate to a new critical infrastructure vendor without adequate time to plan and prepare for such a migration, we would face significant challenges due to the technical complexity, risk and high costs of the relocation or migration. If we are unable to renew these agreements on commercially reasonable terms, or if the service providers close such facilities or cease providing such services, we may be required to transfer to new service providers and may incur costs and possible service interruption in connection with doing so.
Our business depends on our customers’ continued and unimpeded access to the internet and the development and maintenance of the internet infrastructure. Internet service providers may be able to block, degrade or charge for access to certain of our solutions, which could lead to additional expenses and the loss of customers.
Our success depends upon the general public’s ability to access the internet and continued willingness to use the internet as a means to pay for purchases, communicate, access social media and research and conduct commercial transactions, including through mobile devices. If consumers or sellers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, internet outages or delays, disruptions or other damage to sellers’ and consumers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business, financial condition and results of operations could be adversely affected.
Currently, internet access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for our solutions, increase our operating costs, require us to alter the manner in which we conduct our business or otherwise adversely affect our business, financial condition and results of operations. We could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business, financial condition and results of operations. For example, paid prioritization could enable internet service providers to impose higher fees. Public opinion towards internet infrastructure, mobile connected devices and other similar technological advancements is rapidly evolving and such industries have faced criticism in the past. We cannot be certain that the public will continue to support existing or new technologies on which we, our service providers, our customers and their users rely or may come to rely. If our industry loses public interest and support, it could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.
Intellectual property rights are important to our business. We rely on a combination of trade secret, copyright, patent and trademark laws as well as contractual provisions, such as confidentiality clauses, to protect our proprietary technology, know-how, brand and other intellectual property, all of which offer only limited protection. While it is our policy to protect and defend our intellectual property, the steps we take may be inadequate to prevent infringement, misappropriation, dilution or other potential violations of our intellectual property rights or to provide us with any competitive advantage. Further, the laws of foreign countries may not provide as much protection to intellectual property as exists in the United States. For example, some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries. Moreover, policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. To the extent we expand our international activities, our exposure to unauthorized copying and use of our intellectual property and proprietary information may increase. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite the precautions taken by us, it may be possible for unauthorized third parties to copy or reverse engineer our solutions and use information that we regard as proprietary to create solutions that compete with those offered by us.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to, or ownership of, our proprietary information and technology or providing adequate remedies for unauthorized use or disclosure of such information or technology. Further, these agreements do not prevent competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Additionally, from time to time we may be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to trademark applications. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for solutions that also address the software market. Any of the pending or future trademark applications and any future patent applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. There can be no guarantee that additional trademarks will issue from pending or future applications, that patents will issue from future applications, if any, or that any issued patents or trademarks will not be challenged, invalidated, circumvented or declared invalid or unenforceable, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. We rely on our brand and trademarks to identify our solutions to our customers and to differentiate our solutions from those of our competitors. If we are unable to adequately protect our trademarks, third parties may use brand names or trademarks similar to ours in a manner that may cause confusion or dilute our brand names or trademarks, which could decrease the value of our brand.
From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and we may therefore not always be aware of such unauthorized use or misappropriation. In addition, litigation brought to protect and enforce our intellectual property rights can be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by competitors but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, even if we decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. As a result, despite efforts by us to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise violate our intellectual property rights and we are not adequately protected or elect not to litigate, or if competitors are able to develop solutions with the same or similar functionality without infringing our intellectual property, our competitive position, business, financial condition and results of operations could be harmed.
Claims by third parties of intellectual property infringement, regardless of merit, could result in litigation and materially adversely affect our business, financial condition and results of operations.
The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that our platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have.
Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like us, and such entities may not be deterred by a patent portfolio of any size because their sole or primary business is the assertion of patent claims. The risk of claims may increase as the number of solutions we offer and the number of competitors increases and overlaps occur. In addition, to the extent we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims. If it appears necessary or desirable, we may seek to license intellectual property that our solutions are alleged to infringe. If required licenses cannot be obtained, litigation could result.
Regardless of merit, litigation is inherently uncertain and defending intellectual property claims is costly, can impose a significant burden on management and employees, disrupt the conduct of our business and have an adverse effect on our brand, business, financial condition and results of operations. The terms of any settlement or any adverse judgment may require us to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions, indemnify our customers or partners, refund fees or re-brand our solutions, any of which could be costly and could materially and adversely affect our business, financial condition and results of operations.
Our platform contains open-source software, which could negatively affect our ability to sell our solutions, pose particular risks to our proprietary software and subject us to possible litigation.
We use open-source software that is subject to one or more open-source licenses in connection with our software development and we may incorporate additional open-source software into our software, or otherwise link our software to open-source software. Open-source software is typically freely accessible, usable and modifiable, subject to compliance with the applicable licenses. Certain open-source software licenses require an entity who distributes or otherwise makes available the open-source software in connection with the entity’s software to disclose publicly part or all of the source code to the entity’s software or to make any derivative works of the open-source code or even the entity’s software available to others on potentially unfavorable terms or at no cost.
However, the terms of many open-source licenses have not been interpreted by United States or foreign courts and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. As a result, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations or restrictions relating to the use of our platform. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions or to release our proprietary source code under the terms of an open-source license, any of which could harm our business, financial condition and results of operations. From time to time, companies that use open-source software have faced claims challenging the use of open-source software and/or compliance with open-source license terms, and we may be subject to such claims in the future.
While we monitor our use of open-source software and try to ensure that none is used in a manner that would require disclosure of proprietary source code that would preclude us from charging fees for the use of our software or that would otherwise breach the terms of an open-source agreement, we cannot guarantee that our monitoring efforts will be fully successful. While it is our view that the majority of our solutions are not considered distributed software since no installation of the applicable software is necessary, this position could be challenged. In addition, parts of our platform, such as our mobile applications, for example, may be considered to be distributed. Finally, certain open-source licenses require disclosure of proprietary code under certain circumstances, even in the absence of distribution. In those instances, if a specific open-source license requires it, we might be obligated to disclose part of our proprietary code or otherwise be subject to undesirable open-source license terms. Any termination of an open-source license, requirement to disclose proprietary source code or distribute proprietary software on open-source license terms or pay damages for breach of contract could be harmful to our business, financial condition and results of operations, and could help our competitors develop solutions that are similar to or better than ours.
In addition to risks related to license requirements, usage of open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software or remedies against the licensors. Further, given the nature of open-source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of open-source software. Finally, use of open-source software may introduce vulnerabilities into our solutions. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business, financial condition and results of operations.
We are exposed to risks, including security risks, associated with credit card and debit card payment processing.
We accept payments through credit and debit cards and are therefore subject to a number of risks related to credit and debit card payments, including:
•
payment of fees, which may increase over time and may require us to either increase the prices we charge for our solutions or experience an increase in operating expenses;

•
if our billing systems fail to work properly and, as a result, we do not automatically charge customers’ credit cards on a timely basis or at all, we could lose revenue;

•
if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or for other credit and debit card transactions, may increase or issuers may terminate their relationship with us;

•
if we are unable to maintain payment card industry data security standards (“PCI-DSS”) compliance, we may breach our contractual obligations, be subject to fines, penalties, damages, higher transaction fees and civil liability, be prevented from processing or accepting payment cards or lose payment processing partners;

•
we rely on third-party payment service providers to securely store customer payment card information and maintain PCI-DSS compliance; and

•
we rely on third-party payment service providers to process payments from our customers and their users and the providers may face downtime and thus affect our cash flow and our customers’ cash flow.

There can also be no assurance that the billing system data security standards of our third-party payment service provider will adequately comply with the billing standards of any future jurisdiction in which we seek to market our solutions.

If the security of personal information, payment card information or other confidential information of customers and their users stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.
Our business involves the storage and transmission of personal information, payment card information and other confidential information. In addition, the amount of potentially sensitive or confidential data we store for customers on our servers has been increasing. If third parties succeed in penetrating our security measures or those of our service providers, or in otherwise accessing or obtaining without authorization the sensitive or confidential information we or our service providers maintain, we could be subject to liability, loss of business, litigation, government investigations or other losses. Hackers or individuals who attempt to breach the security measures put in place by us or our service providers could, if successful, cause the unauthorized disclosure, misuse or loss of personal information, payment card information or other confidential information, suspend web-hosting operations or cause malfunctions or interruptions in our platform.
If we or our customers experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, payment card information or other confidential information, we might be required to expend significant capital and resources to address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. Advances in computer capabilities, discoveries of new weaknesses and other developments with software generally used by the internet community also increase the risk we, or customers using our servers, will suffer a security breach. We, our service providers or our customers may also suffer security breaches or unauthorized access to personal information, payment card information and other confidential information due to employee error, rogue employee activity, unauthorized access by third parties acting with malicious intent or who commit an inadvertent mistake or social engineering. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers, even if the security breach were to also affect one or more of our competitors. Further, concerns about practices with regard to the collection, use, disclosure or security of personal information, payment card information or other confidential information, even if unfounded, could damage our reputation and adversely affect our business, financial condition and results of operations.
Any actual or alleged security breaches or other unauthorized access to personal information, payment card information and other confidential information or alleged violation of federal, state or foreign laws or regulations relating to privacy and data security could result in:
•
mandated customer notifications, litigation, government investigations, significant fines and expenditures;

•
claims against us for misuse of personal information, payment card information and other confidential information;

•
diversion of management’s attention;

•
damage to our brand and reputation;

•
our operations being suspended for some length of time; and

•
an adverse effect on our business, financial condition and results of operations.

In addition, we could be required to devote significant resources to investigate and address a security breach. Defending against claims or litigation based on any security breach or incident, regardless of its merit, will be costly and may cause reputation harm. Further, under certain regulatory schemes, such as the California Consumer Privacy Act (the “CCPA”), we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could adversely affect our business, financial condition and results of operations. We expect to continue to expend significant resources to protect against security breaches and other data security incidents. The risk that these types of events could seriously harm our business is likely to increase as we expand our solutions and operate in more geographic regions.
We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations. Our failure to comply with these or any future laws, regulations or obligations could subject us to sanctions and damages and could harm our reputation, business, financial condition and results of operations.
We are subject to a variety of laws and regulations, including regulation by various federal government agencies, including the Federal Trade Commission (“FTC”), the Federal Communications Commission and state and local agencies, as well as data privacy and security laws in jurisdictions outside of the United States. We collect personal information, payment card information and other confidential information from our employees, our current and prospective customers and their users. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal information, payment card information or other confidential information of individuals and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies and other legal obligations may apply to our collection, distribution, use, security or storage of personal information, payment card information or other confidential information relating to individuals. These obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with one another, other regulatory requirements or our internal practices. Any failure or perceived failure by us to comply with United States, European Union or other foreign privacy or security laws, policies, industry standards or legal obligations or any security incident resulting in the unauthorized access to, or acquisition, release or transfer of, personal information, payment card information or other confidential information relating to our customers, employees and others may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation, business, financial condition and results of operations.
We expect there will continue to be newly enacted and proposed laws and regulations as well as emerging industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Such laws, regulations, standards and other obligations could impair our ability to, or the manner in which we, collect or use information to target advertising to our customers, thereby having a negative impact on our ability to maintain and grow our customer base and increase revenue. For example, California recently enacted the CCPA that, among other things, requires covered companies such as ours to provide new disclosures to California consumers and affords such consumers new rights, including the right to access and delete their information and to opt-out of certain sharing and sales of personal information or opt into certain financial incentive programs. The law also prohibits covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA rights. The CCPA took effect on January 1, 2020 and enforcement of the CCPA by the California Attorney General began on July 1, 2020. The CCPA imposes a severe statutory damages framework as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. The CCPA has been amended on multiple occasions and is the subject of regulations of the California Attorney General finalized on August 14, 2020. Additionally, the California Secretary of State recently certified a new privacy law, the California Privacy Rights Act (the “CPRA”), which California voters approved on November 4, 2020. This initiative significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CCPA and CPRA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. The effects of the CCPA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. Future restrictions on the collection, use, sharing or disclosure of our customers’ data or additional requirements for express or implied consent of customers for the collection, use, disclosure, sharing or other processing of such information could increase our operating expenses, require us to modify our solutions, possibly in a material manner, or stop offering certain solutions, and could limit our ability to develop and implement new solutions.
In addition, several foreign countries and governmental bodies, including the European Union and Canada, have laws and regulations concerning the collection and use of their residents’ personal information and payment card information, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal information and payment card information identifying, or which may be used to identify, an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol (IP) addresses, device identifiers and other data. Although we are working to comply with those laws and regulations applicable to us, these and other obligations may be modified and interpreted in different ways by courts, and new laws and regulations may be enacted in the future. We are subject to the E.U. General Data Protection Regulation 2016/679 (the “GDPR”), and following the United Kingdom’s exit from the European Union, from January 1, 2021, we are also subject to the United Kingdom GDPR (the “U.K. GDPR”), which, together with the amended U.K. Data Protection Act of 2018 (the “U.K. Data Protection Act”), retains the GDPR in U.K. national law. The U.K. GDPR mirrors the fines under the GDPR. It remains unclear how the U.K. GDPR, the U.K. Data Protection Act and other U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated after the expiration of the grace period to seek an adequacy ruling later this year. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our solutions. Any new laws, regulations, other legal obligations or industry standards or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations.
The regulatory environment applicable to the handling of European Economic Area (“EEA”) and United Kingdom individuals’ personal data, and our actions taken in response, may cause us to face a risk of enforcement actions by data protection authorities in the EEA and the United Kingdom, assume additional liabilities or incur additional costs and could result in our business, financial condition and results of operations being harmed. In particular, with regard to transfers to the United States of personal data (as such term is used in the GDPR) of our European employees and our European and United Kingdom customers and their users, we historically relied upon the U.S.-E.U. Privacy Shield, as well as E.U. Model Clauses in certain circumstances. The U.S.-E.U. Privacy Shield was invalidated by the Court of Justice of the European Union in July 2020, and the E.U. Model Clauses have been subject to legal challenge and may be modified or invalidated. Draft guidance that has been issued by the European Data Protection Board casts doubt on the ability to transfer unencrypted data to the United States, however industry is lobbying for a risk-based approach. We are monitoring these developments, but depending on the outcome, we may be unsuccessful in maintaining a legitimate means for our transfer and receipt of personal data from the EEA and United Kingdom in the United States and any other countries that are not considered adequate by the European Union or the United Kingdom. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data. We may experience reluctance or refusal by current or prospective European customers to use our solutions, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA and United Kingdom residents.
We are also subject to evolving privacy laws on tracking technologies, including cookies and e-marketing. For example, in the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an E.U. regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. Recent guidance and case law in the European Union and the United Kingdom require opt-in consent for the placement of a cookie or similar tracking technologies on a customer’s device and for direct electronic marketing. Evolving privacy laws on cookies and e-marketing could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand our customers.
If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, or are perceived to have failed to so comply, we may be subject to litigation, regulatory investigations and related actions, significant fines (which, for certain breaches of the GDPR or U.K. GDPR, may be up to the greater of €20 million or 4% of total global annual turnover), civil claims including representative actions and other class action type litigation (potentially amounting to significant compensation or damages liabilities) or other liabilities, negative publicity and a potential loss of business. Moreover, if future laws, regulations, other legal obligations or industry standards, or any changed interpretations of the foregoing, limit our customers’ ability to use and share personal information, including payment card information, or our ability to store, process and share such personal information or other data, demand for our solutions could decrease, our costs could increase and our business, financial condition and results of operations could be harmed.
Activities of our customers or the content of their websites could damage our brand, subject us to liability and harm our business, financial condition and results of operations.
Our terms of service and acceptable use policy prohibit our customers from using our platform to engage in illegal or otherwise prohibited activities and our terms of service and acceptable use policy permit us to terminate a customer’s account if we become aware of such use. Customers may nonetheless use our platform to engage in prohibited or illegal activities, such as uploading content in violation of applicable laws, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of customers that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively monitor or review the appropriateness of our customers’ websites and we do not have control over customer activities or the activities in which their users engage. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business, financial condition and results of operations. Customers using the platform may also operate businesses in regulated industries, which are subject to additional scrutiny, increasing the potential liability we could incur.
We are subject to export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.
Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). If we fail to comply with these laws and regulations, we could be subject to civil or criminal penalties and reputational harm. U.S. export control laws and economic sanctions laws also prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities.
Even though we take precautions to prevent transactions with U.S. sanctions targets, there is risk that in the future we could provide our solutions to such targets despite such precautions. This could result in negative consequences to us, including government investigations, penalties and reputational harm. Changes in the list of embargoed countries and regions or prohibited persons may require us to modify these procedures in order to comply with governmental regulations.
Changes in our solutions, changes in export and import regulations or changes in the global environment may create delays in the introduction and sale of our solutions in international markets or, in some cases, prevent the sale of our solutions to certain countries, governments or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform or decreased ability to sell our solutions to existing or potential customers. Any decreased use of our solutions or limitation on our ability to sell our solutions internationally could adversely affect our growth prospects.

If we are found to be in violation of the export controls laws and regulations or economic sanctions laws and regulations, penalties may be imposed against us and our employees, including loss of export privileges and monetary penalties, which could have an adverse effect on our business, financial condition and results of operations.
Due to the global nature of our business, we could be adversely affected by violations of anti-bribery and anti-corruption laws.
The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.K. Bribery Act 2010 ( “U.K. Bribery Act”), the U.S. Travel Act of 1961 and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the corrupt purpose of obtaining or retaining business, directing business to any person or securing any advantage. In addition, companies are required to maintain records accurately and fairly representing their transactions and having an adequate system of internal accounting controls. We face significant risks if we fail to comply with the FCPA and other anti-corruption and anti-bribery laws prohibiting companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for an illegal purpose.
We sell our solutions to customers around the world, including some in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. While we are committed to complying, and training our employees to comply, with all applicable anti-bribery and anti-corruption laws, we cannot assure our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA, the U.K. Bribery Act or other anti-bribery and anti-corruption laws.
If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery and anti-corruption laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have an adverse effect on our business, financial condition and results of operations. Any violation of the FCPA or other applicable anti-corruption or anti-bribery laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have an adverse effect on our reputation, business, financial condition and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Our business could be affected by new and evolving governmental regulations regarding the internet.
To date, laws, regulations and enforcement actions by governments have not materially restricted use of the internet in most parts of the world. However, the legal and regulatory environment relating to the internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the internet and online services generally, and decrease acceptance of the internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our solutions over the internet or in specific jurisdictions, which could harm our business, financial condition and results of operations. For example, we rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including the Digital Millennium Copyright Act (the “DMCA”), the Communications Decency Act (the “CDA”), the fair-use doctrine in the United States and the Electronic Commerce Directive in the European Union. The DMCA limits, but does not necessarily eliminate, our potential liability for caching, hosting, listing or linking to third-party content that may include materials that infringe copyrights or other rights. The CDA further limits our potential liability for content uploaded onto our platform by third parties. Defenses such as the fair-use doctrine (and related doctrines in other countries) may be available to limit our potential liability for featuring third-party intellectual property content for purposes such as reporting, commentary and parody. In the European Union, the Electronic Commerce Directive offers certain limitations on our potential liability for featuring third-party content. However, each of these statutes and doctrines is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available for our protection. Regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our platform, including liability for misleading or manipulative information, hate speech, privacy violations, copyrighted content and other types of online harm. For example, there have been various Congressional efforts to restrict the scope of the protections available to online platforms under Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. There are also a number of legislative proposals in the United States, at both the federal and state level, and in the European Union and the United Kingdom, that could impose new obligations in areas affecting our business, such as liability for copyright infringement and other online harm. Any new legislation may be difficult to comply with in a timely and comprehensive manner and may expose our business or customers to increased costs. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply protections similar to those that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our solutions, our potential liability for information or content created by third parties and posted to our platform could require us to expend significant resources to try to comply with the new rules and implement additional measures to reduce our exposure to such liability or we could incur liability and our business, financial condition and results of operations could be harmed.
Governmental and regulatory policies or claims concerning the domain registration system and the internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.
The Internet Corporation for Assigned Names and Numbers (“ICANN”) is a multi-stakeholder, private sector, not-for-profit corporation formed in 1998 for the express purposes of overseeing a number of internet related tasks, including managing the Domain Name System’s (“DNS”) allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. ICANN has been subject to strict scrutiny by the public and governments around the world, as well as multi-governmental organizations such as the United Nations, with many of those bodies becoming increasingly interested in internet governance. Any instability in the domain name registration system may make it difficult for us to maintain our relationships with accredited domain name registrars and continue to offer our existing solutions and introduce new ones.
Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business.
We rely heavily on our network infrastructure and IT systems for our business operations. An online attack (including illegal hacking, ransomware, phishing or criminal fraud or impersonation), earthquake, fire, flood, terrorist attack, power loss, global pandemic (such as the COVID-19 pandemic) or other future adverse public health developments, telecommunications failure or other similar catastrophic events could cause interruptions in the availability of our platform, delays in accessing our solutions, reputational harm and loss of critical data. Such events could prevent us from providing our solutions to our customers and their users. A catastrophic event that results in the destruction or disruption of our data centers, network infrastructure or IT systems, including any errors, defects or failures in third-party services, could result in costly litigation or other claims and adversely affect our business, financial condition and results of operations.
Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfil our obligations under such indebtedness, to react to changes in our business and to incur additional indebtedness to fund future needs.
As of December 31, 2020, we have outstanding $      million aggregate principal amount of borrowings under the Term Loan and $      million aggregate principal amount of borrowings under the

Revolving Credit Facility. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our current or future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. We cannot assure you that our business will be able to generate sufficient levels of cash or that future borrowings or other financings will be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. In addition, our indebtedness under the Credit Agreement (as defined below) bears interest at variable rates. Because we have variable rate debt, fluctuations in interest rates may affect our business, financial condition and results of operations.
Our Credit Agreement contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our business, financial condition and results of operations.
The terms of our Credit Agreement include a number of covenants that limit our ability to (subject to negotiated exceptions), among other things, incur additional indebtedness or issue preferred stock, incur liens on assets, enter into agreements related to mergers and acquisitions, dispose of assets or pay dividends and make distributions. The terms of our Credit Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.
A failure by us to comply with the covenants specified in the Credit Agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under our Revolving Credit Facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under the Credit Agreement were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could adversely affect our business, financial condition and results of operations.
Because we generally recognize revenue from monthly and annual subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in our full results of operations.
We offer annual and monthly subscriptions and generally recognize revenue over the term of our customers’ contracts in accordance with GAAP. Accordingly, increases in annual subscriptions during a particular period do not translate into immediate, proportional increases in revenue during such period, and a substantial portion of the revenue we recognize during a quarter is derived from deferred revenue from annual subscriptions purchased during previous quarters. Conversely, a decline in new or renewed annual subscriptions in any one quarter may not significantly reduce revenue for that quarter but could negatively affect revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our solutions may not be fully reflected in our results of operations until future periods.
Our business is susceptible to risks associated with international sales and the use of our platform in various countries as well as our ability to localize our platform in such countries.
As of December 31, 2020 we had customers in approximately 180 countries and expect to continue to expand our international operations in the future. However, international sales and the use of our platform in various countries subject us to risks that we do not generally face with respect to domestic sales. These risks include, but are not limited to:
•
greater difficulty in enforcing contracts, including our terms of service and other agreements;

•
lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

•
data privacy laws, which may require that customer and user data be stored and processed in a designated territory;

•
differing technology standards and different strategic priorities for customers in various jurisdictions;

•
weaker protection for intellectual property in certain jurisdictions;

•
potentially adverse tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;

•
uncertain political and economic climates and increased exposure to global political, economic and social risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including the impact of global health emergencies;

•
difficulties in ensuring compliance with government regulations of e-commerce and other services, which could lead to lower adoption rates;

•
potentially restrictive actions by foreign governments or regulators, including actions that prevent or limit access to our platform, solutions, apps or website;

•
uncertainties and instability in European and global markets and increased regulatory costs and challenges and other adverse effects caused by the United Kingdom’s withdrawal from the European Union;

•
lower levels of credit card usage and increased payment risks;

•
currency exchange rates;

•
reduced or uncertain protection for intellectual property rights and free speech in some countries;

•
new and different sources of competition; and

•
restricted access to and/or lower levels of use of the internet.

These factors may cause international costs of doing business to exceed comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, financial condition and results of operations.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our business, financial condition and results of operations.
With sales in various countries, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes paid in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations.
Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•
changes in the valuation of deferred tax assets and liabilities;

•
expected timing and amount of the release of any tax valuation allowances;

•
tax effects of stock-based compensation;

•
expiration of, or unfavorable changes to, research and development tax credit laws;

•
costs related to intercompany restructurings;

•
changes in tax laws, regulations or interpretations thereof; or

•
future earnings being lower than anticipated in countries that have lower statutory tax rates and higher than anticipated earnings in countries that have higher statutory tax rates.

Our corporate structure and associated transfer pricing policies consider the functions, risks and assets of the various entities involved in the intercompany transactions. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm’s length. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate income to reflect these revised transfer prices, which could result in a higher tax liability. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
In addition, the authorities in several jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could have an impact on us and our business, financial condition and results of operations.
We may be subject to additional obligations to collect and remit sales tax and other taxes. We may be subject to tax liability for past sales, which could harm our business, financial condition and results of operations.
State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our platform in various jurisdictions is unclear. These jurisdictions’ rules regarding tax nexus are complex and vary significantly, which may result in administrative burdens and delays. As a result, we could face tax assessments and audits. Our liability for these taxes and associated penalties could exceed our original estimates. Jurisdictions in which we have not historically collected or accrued sales, use, value added or other taxes could assert our liability for such taxes. This could result in substantial tax liabilities and related penalties for past sales. It could also discourage customers from using our platform or otherwise harm our business, financial condition and results of operations.
Exchange rate fluctuations may negatively affect our business, financial condition and results of operations.
Our business, financial condition and results of operations are affected by fluctuations due to changes in foreign currency exchange rates. While we generate the majority of our revenue in U.S. dollars, a portion of our revenue is denominated in Euros. For the year ended December 31, 2020,    % of our revenue was denominated in U.S. dollars and    % of our revenue was denominated in Euros. As we expand globally, we will be further exposed to fluctuations in currency exchange rates to the extent that the revenue that we generate in currencies other than the U.S. dollar increases. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations.
Risks Related to Being a Public Company
As a public company, we will be obligated to maintain an effective system of disclosure controls and internal controls over financial reporting that is compliant with Section 404 of the Sarbanes-Oxley Act. Our current internal control systems and procedures may not prove to be adequate to support our rapid growth. Any failure of our internal systems, controls and procedures could have an adverse effect on our business, financial condition and results of operations.
Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management will be required to report on the effectiveness of our disclosure controls and internal control over financial reporting starting with our second Annual Report on Form 10-K. Because we are not currently required to comply with Section 404, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. We have not yet determined whether our existing internal controls over financial reporting are compliant with Section 404. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions. Management’s assessment of our internal control systems and procedures may identify weaknesses and conditions that need to be addressed or other matters that may raise concerns for investors, including confidence in the accuracy and completeness of our financial reports. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. In addition, we could become subject to investigations by the SEC or other regulatory authorities. Additionally, any actual or perceived weakness or condition that needs to be addressed in our internal control systems may have an adverse impact on our business, financial condition and results of operations.
Irrespective of compliance with Section 404, as we mature, we will need to further develop our internal control systems and procedures to keep pace with our rapid growth and we are currently working to improve our controls. Our current controls and any new controls that we develop may become inadequate because, among other reasons, they may not keep pace with our growth or the conditions in our business may change.
We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, these and other measures that we might take may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. If we fail to maintain effective systems, controls and procedures, including disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We may also experience higher than anticipated operating expenses during and after the implementation of these changes.
If we are unable to implement any of the changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our business, financial condition and results of operations. Additionally, we do not expect that our internal control systems, even if timely and well established, will prevent all errors and all fraud. Internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.
For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute arrangements, such as “say-on-pay,” “say-on-frequency” and “say-on-golden-parachutes,” and reduced financial reporting requirements. Although we cannot predict with any certainty, investors may find our Class A common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our Class A common stock, increased price fluctuation and a decrease in the trading price of our Class A common stock. Moreover, the information that we provide to our stockholder may be different than the information you might receive from other public reporting companies in which you hold equity interests.
We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the last day of the fiscal year during which the fifth anniversary of this listing occurs; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE on which our Class A common stock will be traded and other applicable securities rules and regulations. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. We will need to institute a comprehensive compliance function and establish internal policies to ensure we have the ability to prepare on a timely basis financial statements that are fully compliant with all SEC reporting requirements and establish an investor relations function. Compliance with these rules and regulations may cause us to incur additional accounting, legal and other expenses that we did not incur as a private company. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our Class A common stock. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under securities laws, as well as rules and regulations implemented by the SEC and the NYSE, particularly after we are no longer an “emerging growth company.” We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, while also diverting some of management’s time and attention from revenue-generating activities. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our Class A common stock, fines, sanctions or other regulatory action or civil litigation.
Risks Related to Ownership of our Class A Common Stock
Our listing differs significantly from an underwritten initial public offering.
This is not an underwritten initial public offering of our Class A common stock. This listing of our Class A common stock on the NYSE differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:
•
There are no underwriters. Consequently, prior to the opening of trading on the NYSE, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Class A common stock. Unlike the case in a traditional underwritten offering, this registration statement does not provide for an over-allotment option of the underwriters to purchase additional shares from us. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of our Class A common stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of our Class A common stock on the NYSE, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing. See “— The public trading price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly” below.
•
There is not a fixed or determined number of shares of our Class A common stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of our Class A common stock and there may initially be a lack of supply of, or demand for, shares of our Class A common stock on the NYSE. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their shares of our Class A common stock in the near term, resulting in potential excess supply of our Class A common stock, which could adversely impact the public price of our Class A common stock once listed on the NYSE and thereafter.

•
None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors and most or all of its other stockholders to enter into a contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Class A common stock or Class B common stock and other significant stockholders, may sell any or all of their shares at any time (subject to any restrictions under applicable law, and in the case of shares of Class B common stock, upon conversion of any shares of Class B common stock into Class A common stock at the time of sale), including immediately upon listing on the NYSE. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the trading price of our Class A common stock. See “— None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.”

•
We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the NYSE. Instead, we intend to host one investor day and engage in additional investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and to make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile public trading price of our Class A common stock.

Such differences from an underwritten initial public offering could result in a volatile trading price for our Class A common stock and uncertain trading volume, which may adversely affect your ability to sell any shares of our Class A common stock that you may purchase.
The public trading price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.
The listing of our Class A common stock and the registration of the Registered Stockholders’ shares of Class A common stock is a process that is not an underwritten initial public offering. We have engaged Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as our financial advisors. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE.
As there has not been a recent sustained history of trading in of our Class A common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker (“DMM”) consult with a financial advisor in order to effect a fair and orderly opening of trading of our Class A common stock without coordination with us, consistent with the applicable securities laws in connection with our direct listing on the NYSE. Accordingly, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will be available to consult with the DMM who will be setting the opening public trading price of our Class A common stock on the NYSE. In addition, the DMM may also consult with our other financial advisors, also without coordination with us, in connection with our direct listing. Pursuant to the NYSE rules, and based upon information known to them at the time, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Class A common stock and pre-listing selling and buying interest in our Class A common stock that it becomes aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders), in each case, without coordination with us. The DMM, in consultation with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, is also expected to consider the information in “Sale Price History of Our Class A Common Stock.” Based on information provided to the NYSE, the opening public trading price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Class A common stock pursuant to the NYSE rules. However, because our financial advisors will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. See the section titled “Plan of Distribution.”
Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of our Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.
Further, because of our listing process, individual investors may have greater influence in setting the opening public trading price and subsequent public trading prices of our Class A common stock on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for an underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public trading price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the public trading price of our Class A common stock. There will likely be more ability for such investors to short our Class A common stock in early trading than is typical for an underwritten public offering given increased availability of our Class A common stock on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of our Class A common stock and cause volatility in the public trading price of our Class A common stock.
The public trading price of our Class A common stock following our direct listing is likely to be volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:
•
the number of shares of our Class A common stock made available for trading;

•
sales or expectations with respect to sales of shares of our Class A common stock by holders of our Class A common stock;

•
actual or anticipated fluctuations in our business, financial condition and results of operations;

•
variance in our financial performance from expectations of securities analysts;

•
changes in our revenue;

•
announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•
our involvement in any litigation;

•
our sale of our Class A common stock or other securities in the future;

•
changes in senior management or key personnel;

•
the trading volume of our Class A common stock;

•
changes in the anticipated future size and growth rate of our market; and

•
general economic, regulatory and market conditions.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions (including the impact of the ongoing COVID-19 pandemic and other future adverse public health developments), may negatively impact the market price of our Class A common stock. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the NYSE as a result of the supply and demand forces described above and could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.
The trading price of our Class A common stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our Class A common stock in private transactions.
Prior to the listing of our Class A common stock on the NYSE, our shares have not been listed on any stock exchange or other public trading market and have an extremely limited history of private purchases. In the section titled “Sale Price History of Our Class A Common Stock,” we have provided the historical sales prices of our capital stock in private transactions. However, this information may have little or no relation to broader market demand for our Class A common stock and thus the initial public trading price of our Class A common stock on the NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public trading prices and subsequent public trading prices of our Class A common stock on the NYSE. For more information about how the initial listing price on the NYSE will be determined, see “Plan of Distribution.”
An active, liquid and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for.
We currently expect our Class A common stock to be listed and traded on the NYSE. Prior to listing on the NYSE, there has been no public market for our Class A common stock. Moreover, consistent with

Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market following the listing. While our Class A common stock may be sold after our listing on the NYSE by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, our Class A common stock on the NYSE. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in excess supply of our Class A common stock on the NYSE. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock in a sufficient amount for their investment objectives, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress the trading price of our Class A common stock and/or result in significant volatility, which could affect your ability to sell your shares of Class A common stock.
None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.
In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our Founder, directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A common stock to decline. None of our securityholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.
As of December 31, 2020, after giving effect to (i) the Existing Preferred Stock Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption and effectiveness of our amended and restated bylaws, we had     shares of Class A common stock outstanding and     shares of Class B common stock outstanding, all of which are “restricted securities” (as defined in Rule 144 under the Securities Act). Approximately      of these shares of Class A common stock may be immediately sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144.
In addition, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares subject to options and RSUs outstanding or reserved for future issuance under our equity compensation plans. As of December 31, 2020, we had      options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock, and we had      shares of Class A common stock subject

to RSU awards granted after December 31, 2020. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.
Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to      shares of our Class A common stock and      shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.
The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who hold our Class B common stock, including our Founder and Chief Executive Officer. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval.
Our Class B common stock has ten votes per share and our Class A common stock registered in this listing has one vote per share. The dual class structure of our common stock has the effect of concentrating voting control with our Class B common stockholders. As of            , 2021, Mr. Casalena holds    % of the voting power of our outstanding capital stock. For more information, see “Principal and Registered Stockholders.” As a result, Mr. Casalena will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. He may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares from any of the Registered Stockholders, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale or other liquidity event and might ultimately affect the trading price of our Class A common stock. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
We cannot predict the impact our capital structure may have on our stock price.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have each announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our capital stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the trading price of our Class A common stock.
Our business, financial condition and results of operations may differ from any projections that we disclose or any information that may be attributed to us by third parties.
From time to time, we may provide guidance via public disclosures regarding our projected business, financial condition or results of operations. However, any such projections involve risks, assumptions and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.
We do not intend to pay dividends on our Class A common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.
We do not currently anticipate paying dividends on our Class A or Class B common stock. Any declaration and payment of future dividends to holders of our Class A or Class B common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and other considerations that our board of directors deems relevant. In addition, the terms of the Credit Agreement currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends. Consequently, your only opportunity to achieve a return on your investment in our company will be if the trading price of our Class A common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you paid.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the trading price of our Class A common stock and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our Class A common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline and our Class A common stock to be less liquid.
Additional issuances of our stock could result in significant dilution to our stockholders.
Additional issuances of our stock, exercise of options or vesting of RSUs will result in dilution to existing holders of our capital stock. The amount of dilution could be substantial depending upon the size of the issuance, exercise or vesting. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the trading price of our Class A common stock to decline.
Anti-takeover provisions contained in our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the trading price of our Class A common stock.
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:
•
our dual class common stock structure, which provides holders of our Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

•
our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•
advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

•
certain amendments to our amended and restated certificate of incorporation or our amended and restated bylaws will require the approval of at least 66 2∕3% of the then-outstanding voting power of our capital stock;

•
our amended and restated bylaws will provide that certain litigation against us can only be brought in Delaware; and

•
authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our Class A common stock and result in the trading price of our Class A common stock being lower than it would be without these provisions. For more information, see “Description of Capital Stock — Anti-Takeover Provisions.”
Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated bylaws, to the fullest extent permitted by law, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the General Corporation Law of the State of Delaware (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision, provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition and results of operations. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:
•
our ability to attract and retain customers and expand our customers’ use of our platform;

•
our ability to anticipate market needs and develop new or enhanced solutions to meet those needs;

•
our ability to compete successfully in our industry against current and future competitors;

•
the impact of the COVID-19 pandemic and the associated economic uncertainty on us, our customers and their users;

•
our ability to manage growth and maintain demand for our solutions;

•
our ability to protect and promote our brand;

•
our ability to successfully identify, manage and integrate any existing and potential acquisitions;

•
our ability to hire, integrate and retain highly skilled personnel;

•
our ability to adapt to and comply with existing and emerging regulatory developments, technological changes and cybersecurity needs;

•
our ability to establish and maintain intellectual property rights;

•
our ability to manage expansion into international markets; and

•
the other risks and uncertainties described under “Risk Factors.”

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.
TRADEMARKS, SERVICE MARKS, COPYRIGHTS AND TRADENAMES
We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

USE OF PROCEEDS
Registered Stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See “Principal and Registered Stockholders.”

DIVIDEND POLICY
We do not currently anticipate paying dividends on our Class A common stock or Class B common stock. Any declaration and payment of future dividends to holders of our Class A common stock or Class B common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and other considerations that our board of directors deems relevant. In addition, the terms of the Credit Agreement currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends. See “Risk Factors — Risks Relating to Ownership of our Class A Common Stock — We do not intend to pay dividends on our Class A common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents, investment in marketable securities and capitalization as of December 31, 2020 as follows:
•
on an actual basis; and

•
on an as adjusted basis to give effect to the (i) the Existing Preferred Stock Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption and effectiveness of our amended and restated bylaws.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Selected Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.
As of December 31, 2020
($ in thousands, except share numbers)	Actual	As Adjusted
Cash and cash equivalents	$	$
Investment in marketable securities
Debt:	$	$
Debt, current portion
Debt, non-current portion
Total debt
Series A-1 redeemable convertible preferred stock, par value $0.0001 per share;       shares authorized, actual; no shares authorized, as adjusted;       shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted

Series A-2 redeemable convertible preferred stock, par value $0.0001 per share;       shares authorized, actual; no shares authorized, as adjusted;       shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted

Series B redeemable convertible preferred stock, par value $0.0001 per share;       shares authorized, actual; no shares authorized, as adjusted;       shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted

Stockholders’ equity/(deficit):
Redeemable convertible preferred stock, par value $0.0001 per share; no
shares authorized, actual;       shares authorized, as adjusted; no shares
issued and outstanding, actual; and       shares issued and outstanding, as
adjusted

Class A common stock, par value $0.0001 per share;       shares authorized,
actual;       shares authorized, as adjusted;       shares issued and
outstanding, actual; and       shares of Class A common stock issued and
outstanding, as adjusted

Class B common stock, par value $0.0001 per share;       shares authorized,
actual;       shares authorized, as adjusted;       shares issued and
outstanding, actual; and       shares of Class B common stock issued and
outstanding, as adjusted

Additional paid-in capital
Accumulated other comprehensive income/(loss)
Accumulated deficit
Total stockholders’ equity/(deficit)
Total capitalization	$	$

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
The following table sets forth our selected historical consolidated financial information for the periods and dates indicated. We have derived the consolidated statements of operations information and consolidated statements of cash flows information for the years ended December 31, 2019 and 2020 and the consolidated balance sheet information as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data together with the information under the sections titled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	Year Ended December 31,
($ in thousands, except per share data)	2019	2020
Consolidated Statements of Operations Information:
Revenue	$484,751
Cost of revenue	81,910
Gross profit	402,841
Operating expenses:
Research and product development(1)	107,645
Marketing and sales(1)	184,278
General and administrative(1)	49,578
Total operating expenses	341,501
Operating income	61,340
Interest expense	(1,080)
Other income, net	3,815
Income before provision for income taxes	64,075
Provision for income taxes	(5,923)
Net income	$58,152
Net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	$(14.91)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	17,354,458
($ in thousands)
Consolidated Statements of Cash Flows Information:
Net cash provided by operating activities	$102,333
Net cash used in investing activities	(75,323)
Net cash used in financing activities	(45,827)
	As of December 31,
($ in thousands)	2019	2020
Consolidated Balance Sheet Information:
Cash and cash equivalents	$43,649
Investment in marketable securities	76,784

	As of December 31,
($ in thousands)	2019	2020
Total liabilities	587,275
Redeemable convertible preferred stock	126,546
Total stockholders’ equity/(deficit)	(377,092)

(1)
Includes stock-based compensation as follows:

	Year Ended December 31,
($ in thousands)	2019	2020
Cost of revenue	$532	$
Research and product development	12,087
Marketing and sales	1,737
General and administrative	3,619
Total stock-based compensation	$17,975	$

(2)
See Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net income/(loss) per share, basic and diluted.

Non-GAAP Financial Measures
We believe that our financial statements and the other financial data included in this prospectus have been prepared in a manner that complies, in all material respects, with GAAP and the regulations published by the SEC. However, management believes evaluating our ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Specifically, we present adjusted EBITDA and unlevered free cash flow in various places in this prospectus, each of which is a non-GAAP financial measure. Non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.
The following table summarizes our non-GAAP financial measures for each period presented below.
	Year Ended December 31,
($ in thousands)	2019	2020
Adjusted EBITDA	$	$
Unlevered free cash flow	$	$
Adjusted EBITDA
Adjusted EBITDA is a supplemental performance measure that our management uses to assess our operating performance. We calculate adjusted EBITDA as net income excluding interest expense, other income, net, provision for income taxes, depreciation and amortization and stock-based compensation expense. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as net income. Some of these limitations include:
•
this measure does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•
this measure does not reflect our corporate taxes or the cash requirements to pay our corporate taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and this measure does not reflect any cash requirements for such replacements; and

•
this measure does not reflect stock-based compensation expense.

The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net income:
	Year Ended December 31,
($ in thousands)	2019	2020
Net income	$	$
Interest expense
Other income, net
Provision for income taxes
Depreciation and amortization
Stock-based compensation expense
Adjusted EBITDA	$	$
Unlevered free cash flow
Unlevered free cash flow is a supplemental liquidity measure that our management uses to evaluate our core operating business and our ability to meet our current and future financing and investing needs. We define unlevered free cash flow as cash flow from operating activities less cash paid for capital expenditures increased by cash paid for interest expense net of the associated tax benefit. Unlevered free cash flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as cash flows from operating activities. Unlevered free cash flow does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments, limiting its usefulness as a comparative measure.
The following is a reconciliation of unlevered free cash flow to the most comparable GAAP measure, cash flows from operating activities:
	Year Ended December 31,
($ in thousands)	2019	2020
Cash flow from operating activities	$	$
Cash paid for capital expenditures
Free cash flow
Cash paid for interest expense net of the associated tax benefit
Unlevered free cash flow	$	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
Squarespace is a leading all-in-one platform for businesses and independent creators to build a beautiful online presence, grow their brands and manage their businesses across the internet. We offer websites, domains, e-commerce, tools for managing a social media presence, marketing tools and scheduling capabilities. Our easy-to-customize and design-first platform empowers millions of customers across approximately 180 different countries. From individual entrepreneurs just starting out to the world’s most iconic businesses, Squarespace helps transform our customers’ visions into reality by creating an impactful, stylish and professional online presence.
We were founded in 2003 by our Chief Executive Officer, Anthony Casalena, and have achieved a number of significant milestones since then:
•
In 2004, we launched publicly as a blogging service to enable our customers to publish their content online.

•
In 2006, we hired our first employees.

•
In 2010, we raised a combined $38.5 million from Accel and Index Ventures.

•
In 2012, we surpassed 100 employees and transitioned the platform to service the next phase of the internet with sophisticated and design-forward presentations, enabling businesses and independent creators to tell their brand stories in a professional manner, including on mobile devices.

•
In 2013, we launched our commerce offerings, giving customers the ability to sell physical and digital goods directly from our platform.

•
In 2014, we raised $40 million from General Atlantic.

•
In 2015, we surpassed 500 employees and crossed $100 million in bookings.

•
In 2016, we began generating net income.

•
In 2019, we completed our first three acquisitions, continued to expand our commerce functionality and introduced Scheduling, Social, Marketing and Email Campaigns, which broadened our suite of solutions and points of entry to our platform.

•
In 2020, we reached $      million in bookings and 1,200 employees.

We primarily derive revenue from monthly and annual subscriptions to our presence and commerce solutions. Subscription revenue accounted for 96.4% and        % of our total revenue in 2019 and 2020, respectively. Payments for our subscription plans are generally collected at the beginning of the subscription period and we generally recognize the associated revenue ratably over the term of the customer contract. Non-subscription revenue primarily consists of commerce transaction fees received through revenue sharing arrangements with payment processors that handle our customers’ commerce transactions as well as revenue we generate from third-party services we offer that provide additional functionality to our customers.
We generated revenue of $484.8 million and $       million in 2019 and 2020, respectively, and have generated net income every year since 2016, which includes net income of $58.2 million and $         million in 2019 and 2020, respectively. We believe we have a stable and predictable business model driven by efficient customer acquisition and the adoption by our customers over time of higher value offerings and add-on subscriptions. Our platform serves all types of customers, from SMBs and independent creators, such as restaurants, photographers, wedding planners, artists, musicians and bloggers, to iconic brands. No individual unique subscription accounted for more than 1% of our total bookings in 2019 or 2020.
Key Factors Affecting Our Performance
Acquisition of new and retention of existing unique subscriptions
The growth of new unique subscriptions to our platform is the primary driver of our revenue growth. Through December 31, 2020, the number of unique subscriptions to our platform has grown sequentially across 20 consecutive quarters, rising to       unique subscriptions as of December 31, 2020, representing an increase of     % relative to December 31, 2019. In order to continue to grow the number of unique subscriptions, we intend to continue to invest in our marketing efforts, develop new points of entry to our platform and expand internationally. In light of the accelerating trends in the amount of time and money consumers are spending online during the COVID-19 pandemic, we increased our marketing and sales spend     % in the year ended December 31, 2020 relative to the year ended December 31, 2019. We viewed this increased spending as a long-term investment in our business that would attract new unique subscriptions. As our revenue increases, we expect our marketing and sales expenses to continue to increase on an absolute dollar basis, but over time we expect our marketing and sales expenses to decrease as a percentage of revenue. We believe that our easy-to-customize and design-first solutions drive consistent cash retention. Our cash retention rate is the percentage of bookings received in the current period from subscriptions in existence during the same period in the prior year. In the year ended December 31, 2020, our cash retention rate exceeded    % and our cash retention rate maintained for longer than   months as of December 31, 2020 exceeded    %.
Expansion of our commerce offerings
We believe that our commerce offerings significantly expand our addressable market. Our comprehensive commerce offerings enable our customers to sell anything online, attracting a differentiated set of commerce-oriented brands to our platform. For the year ended December 31, 2020, our platform processed over $      billion of gross merchandise value (“GMV”), representing an increase of      % from the same period in 2019. GMV represents the total dollar value of orders processed through our platform in the period, net of refunds and fraud.
We are continuing to invest and innovate in our commerce offerings to enable customers to build the most impactful online stores, deepen our functionality in physical commerce and establish leadership in services commerce. Our commerce revenue was $      million for the year ended December 31, 2020, representing     % growth from the same period in 2019. Ultimately, we believe the adoption of our commerce offerings by new and existing customers will help drive our long-term revenue growth.
Investments in product innovation
We rely on hiring and retaining a talented product development workforce. The success of our customers relies on the innovation tied to this workforce and our ability to remain agile to address customer needs. Our research and product development expenses were $      million in 2020, representing      % growth over 2019. As our revenue increases, we expect our research and product development expenses to continue to increase on an absolute dollar basis, but over time we expect our research and product development expenses to decrease as a percentage of revenue.
Foreign currency fluctuations
As of December 31, 2020, we had customers in approximately 180 countries and our international customers represented approximately      % of our total bookings. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars may affect year-over-year comparability of our operating results.

Key Performance Indicators and Non-GAAP Financial Measures
We review the following key performance indicators and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Increases or decreases in our key performance indicators and non-GAAP financial measures may not correspond with increases or decreases in our revenue and our key performance indicators and non-GAAP financial measures may be calculated in a manner different than similar key performance indicators and non-GAAP financial measures, respectively, used by other companies.
Year Ended December 31,
($, unique subscriptions in thousands)	2019	2020
Unique subscriptions
Total bookings	$	$
Annual run rate revenue	$	$
Average revenue per unique subscription	$	$
Adjusted EBITDA	$	$
Unlevered free cash flow	$	$
Unique subscriptions.   Unique subscriptions represent the number of unique sites, standalone scheduling subscriptions and Unfold (social) subscriptions, as of the end of a period. A unique site represents a single subscription and/or group of related subscriptions, including a website subscription and/or a domain subscription, and other subscriptions related to a single website or domain. Every unique site contains at least one domain subscription or one website subscription. For instance, an active website subscription, a custom domain subscription and a Google Workspace subscription that represent services for a single website would count as one unique site, as all of these subscriptions work together and are in service of a single entity’s online presence. Unique subscriptions do not account for one-time purchases in Unfold. The total number of unique subscriptions is a key indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.
Unique subscriptions increased        thousand, or       %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Total bookings.   Total bookings includes cash receipts for all subscriptions purchased, as well as payments due under the terms of contractual agreements for obligations to be fulfilled. In the case of multi-year contracts, total bookings only includes one year of committed revenue. Total bookings provides insight into the sales of our solutions and the performance of our business because, for a large portion of our business, we collect payment at the time of sale and recognize revenue ratably over the term of our subscription agreements.
Total bookings increased $        million, or     %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Annual run rate revenue (“ARRR”).   We calculate ARRR as the monthly revenue from subscription fees and revenue generated in conjunction with associated fees (fees taken or assessed in conjunction with commerce transactions) in the last month of the period multiplied by 12. We believe that ARRR is a key indicator of our future revenue potential. However, ARRR should be viewed independently of revenue, and does not represent our GAAP revenue on an annualized basis, as it is an operating metric that can be impacted by subscription start and end dates and renewal rates. ARRR is not intended to be a replacement or forecast of revenue.
ARRR increased $       million, or    %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Average revenue per unique subscription.   We calculate ARPUS as the total revenue during the preceding 12-month period divided by the average of the number of total unique subscriptions at the beginning and end of the period. We believe ARPUS is a useful metric in evaluating our ability to sell higher-value plans and add-on subscriptions.

ARPUS increased $       , or     %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Adjusted EBITDA.   Adjusted EBITDA is a supplemental performance measure that our management uses to assess our operating performance. We calculate adjusted EBITDA as net income excluding interest expense, other income, net, provision for income taxes, depreciation and amortization and stock-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure. See “Selected Consolidated Financial and Operating Information” for a reconciliation of adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP.
Adjusted EBITDA increased $       million, or      %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Unlevered free cash flow.   Unlevered free cash flow is a supplemental liquidity measure that our management uses to evaluate our core operating business and our ability to meet our current and future financing and investing needs. We define unlevered free cash flow as cash flow from operating activities less cash paid for capital expenditures increased by cash paid for interest expense net of the associated tax benefit. Unlevered free cash flow is a non-GAAP financial measure. See “Selected Consolidated Financial and Operating Information” for a reconciliation of unlevered free cash flow to the most directly comparable financial measure calculated in accordance with GAAP.
Unlevered free cash flow increased $       million, or      %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Key Components of Results of Operations
Revenue
We primarily derive revenue from monthly and annual subscriptions. Revenue is also derived from non-subscription services, including fixed fees earned on revenue share arrangements with third parties and fixed transaction fees we earn on sales made through our customers’ sites. Payments received for subscriptions in advance of fulfillment of our performance obligations are recorded as deferred revenue. Subscription plans automatically renew unless advanced notice is provided to us. We primarily recognize subscription revenue ratably on a straight-line basis, net of a reserve for refunds. Transaction fee revenue and revenue generated from third parties is recognized at a point in time, when the sale has been completed.
Cost of Revenue
Cost of revenue consists primarily of domain registration fees, credit card and payment processor fees, hosting costs and app fees. Cost of revenue also includes customer support, employee-related expenses, allocated shared costs and depreciation and amortization. Employee-related expenses consist of salaries, taxes, benefits and stock-based compensation. We expect that cost of revenue may fluctuate as a percentage of total revenue from period to period based on the subscriptions purchased and non-subscription transactions during that particular period.
Operating Expenses
Research and Product Development
Research and product development expenses are primarily employee-related expenses, costs associated with continuously developing new solutions and enhancing and maintaining our technology platform and allocated shared costs. These costs are expensed as incurred. Employee-related expenses consist of salaries, taxes, benefits and stock-based compensation. As our revenue increases, we expect our research and product development expenses to continue to increase on an absolute dollar basis, but over time we expect our research and product development expenses to decrease as a percentage of revenue.
Marketing and Sales
Marketing and sales expenses include costs related to advertisements used to drive customer acquisition, employee-related expenses related to our brand, customer acquisition and creative assets, affiliate fees on customer referrals and allocated shared costs. Depending on the nature of the advertising, costs are expensed at the time a commercial initially airs, when a promotion first appears in the media or as incurred. Affiliate fees on customer referrals are deferred and recognized ratably over the expected period of our relationship with the new customer. As our revenue increases, we expect our marketing and sales expenses to continue to increase on an absolute dollar basis, but over time we expect our marketing and sales expenses to decrease as a percentage of revenue.
General and Administrative
General and administrative expenses are primarily employee-related expenses associated with supporting business operations as well as expenses required to comply with government regulations in the markets in which we operate. The functional elements included in general and administrative are finance, people, legal, information technology and overall corporate support. Employee-related expenses consist of salaries, taxes, benefits and stock-based compensation. We expect general and administrative expenses to increase in absolute dollars over time as we continue to invest in the growth of our business and begin to operate as a publicly-traded company.
Specifically as it relates to operating as a publicly traded company, in the quarters leading up to the listing of our Class A common stock on the NYSE, we expect to incur additional professional fees and expenses, and in the quarter of our listing we expect to incur fees paid to our financial advisors in addition to other professional fees and expenses related to such listing. Following the listing of our Class A common stock on the NYSE, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur additional costs associated with accounting, compliance, insurance and investor relations.
Interest Expense
Interest expense primarily consists of the interest expense related to our debt facilities as well as the expense on acquisition liabilities. For further discussion on our interest expense related to our debt facilities, see “— Liquidity and Capital Resources — Indebtedness.”
Other Income
Other income, net is primarily comprised of net investment income and realized and unrealized foreign currency gains and losses. See “— Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk.”
Provision for Income Taxes
We are subject to income taxation and file U.S. federal income tax returns as well as income tax returns in the various U.S. states and foreign jurisdictions in which we conduct business.

Results of Operations
The following table sets forth our consolidated statements of operations information for the years ended December 31, 2019 and 2020.
	Year Ended December 31,
($ in thousands)	2019	2020
Revenue	$484,751	$
Cost of revenue(1)	81,910
Gross profit	402,841
Operating expenses:
Research and product development(1)	107,645
Marketing and sales(1)	184,278
General and administrative(1)	49,578
Total operating expenses	341,501
Operating income	61,340
Interest expense	(1,080)
Other income, net	3,815
Income before provision for income taxes	64,075
Provision for income taxes	(5,923)
Net income	$58,152	$

(1)
Includes stock-based compensation as follows:

	Year Ended December 31,
($ in thousands)	2019	2020
Cost of revenue	$532	$
Research and product development	12,087
Marketing and sales	1,737
General and administrative	3,619
Total stock-based compensation	$17,975	$
The following table sets forth our consolidated statements of operations information as a percentage of total revenue for the years ended December 31, 2019 and 2020.
	Year Ended December 31,
	2019	2020
Revenue	100%	%
Cost of revenue	16.9
Gross profit	83.1
Operating expenses:
Research and product development	22.2
Marketing and sales	38.0
General and administrative	10.2
Total operating expenses	70.4
Operating income	12.7
Interest expense	(0.2)

	Year Ended December 31,
	2019	2020
Other income, net	0.8
Income before provision for income taxes	13.3
Provision for income taxes	(1.3)
Net income	12.0%	%

The following table sets forth our consolidated revenue by geographic location and our consolidated revenue by geographic location as a percentage of total revenue for the years ended December 31, 2019 and 2020.
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
United States	$343,051	$		$	%
International	141,700				%
Total revenue	$484,751	$		$	%
Percentage of total revenue:
United States	70.8%		%
International	29.2
Total revenue	100%		%
Comparison of the Years Ended December 31, 2019 and 2020
Revenue
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
Presence	$404,156	$		$	%
Commerce	80,595				%
Total revenue	$484,751	$		$	%
Percentage of total revenue:
Presence	83.4%		%
Commerce	16.6
Total revenue	100%		%
Presence Revenue
Presence revenue increased $       million, or     %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Commerce Revenue
Commerce revenue increased $       million, or     %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .

Cost of Revenue and Gross Profit
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
Cost of revenue	$81,910	$		$	%
Gross profit	$402,841	$		$	%
Percentage of total revenue:
Cost of revenue	16.9%		%
Gross profit	83.1%		%
Cost of Revenue
Cost of revenue increased $      million, or    %, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily a result of           .
Gross Profit
Gross profit increased $      million, or    %, for the year ended December 31, 2019 compared to the same period in 2020. As a percentage of total revenue, gross profit        from 83.1% in the year ended December 31, 2019 to      % in the year ended December 31, 2020, principally due to           .
Operating Expenses
Research and Product Development
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
Research and product development	$107,645	$		$	%
Percentage of total revenue	22.2%		%
Research and product development expenses increased $       million, or      %, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to        .
Marketing and Sales
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
Marketing and sales	$184,278	$		$	%
Percentage of total revenue	38.0%		%
Marketing and sales expenses increased $       million, or     %, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to        .
General and Administrative
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
General and administrative	$49,578	$		$	%
Percentage of total revenue	10.2%		%
General and administrative expenses increased $      million, or    %, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to           .

Interest Expense
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
Interest expense	$(1,080)	$		$	%
Percentage of total revenue	(0.2)%		%
Interest expense increased $      million, or    %, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to           .
Other Income, Net
	Year Ended December 31,			Change
($ in thousands, except percentages)	2019	2020		Amount	%
Other income, net	$3,815	$		$	%
Percentage of total revenue	0.8%		%
Other income, net           $      million, or    %, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to           .
Seasonality
Our business is impacted by seasonal fluctuations. We typically register a greater number of new unique subscriptions during the first quarter of a year. We believe this is related to, among other things, our customers’ buying habits and our increased marketing and sales spend in the first quarter of most years. We have also typically experienced a seasonal peak in the third quarter when customers engage more frequently with their users in advance of the holiday shopping season. In the future, seasonal trends may cause fluctuations in our quarterly results, which may impact the predictability of our business and operating results.
Liquidity and Capital Resources
To date, we have primarily financed our operations through cash flows from operations.
As of December 31, 2020, we had cash and cash equivalents and investment in marketable securities of $      million and $17.9 million of available borrowing capacity under our Revolving Credit Facility. We believe our existing cash and cash equivalents and investment in marketable securities will be sufficient to meet our operating working capital and capital expenditure requirements over the next 12 months. Our future financing requirements will depend on many factors, including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of marketing and sales activities and any future investments or acquisitions we may make. Although we currently are not a party to any agreement and do not have any understanding with any third parties with respect to future investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements following the effectiveness of the registration statement of which this prospectus forms a part, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all, including as a result of disruptions in the credit markets. See “Risk Factors.”
The following table summarizes our operating, investing and financing activities for the years ended December 31, 2019 and 2020.
	Year Ended December 31,
($ in thousands)	2019	2020
Net cash provided by (used in):
Operating activities	$102,333	$
Investing activities	$(75,323)	$
Financing activities	$(45,827)	$

Cash Flows Provided by Operating Activities
Net cash provided by operating activities in 2020 was $      million, which reflected           .
Net cash provided by operating activities in 2019 was $102.3 million, which reflected our net income of $58.2 million, which was offset for certain non-cash items primarily consisting of $18.3 million in depreciation and amortization, $18.0 million in stock-based compensation and $4.0 million in deferred income taxes. Cash provided from operating activities included $30.3 million in deferred revenue, which was primarily offset by $17.9 million in prepaid expenses and other current assets.
Cash Flows Used in Investing Activities
Net cash used in investing activities in 2020 was $      million, which reflected           .
Net cash used in investing activities in 2019 was $75.3 million, which reflected $145.9 million used to purchase marketable securities, partially offset by $174.6 million in proceeds from the sale and maturities of marketable securities. We additionally spent $8.2 million in connection with the purchase of property and equipment, and, over the course of 2019, we collectively spent $95.7 million, net of acquired cash, in connection with the acquisitions of Acuity Scheduling, Inc., Videolicious, Inc. and Unfold Creative, LLC.
Cash Flows From Financing Activities
Net cash used in financing activities in 2020 was $      million, which reflected           .
Net cash used in financing activities in 2019 was $45.8 million. In December 2019, we borrowed $349.1 million pursuant to the Term Loan, which was partially offset by $0.9 million in debt issuance costs and $0.5 million in principal payments on other debt. We additionally received $4.4 million from stock sales related to equity incentive plans, which was partially offset by $3.3 million in stock purchases related to equity incentive plans. In November 2019, we announced a cash tender offer to repurchase from employees shares of Class A common stock and Class B common stock and we ultimately repurchased 34,104 shares of Class A common stock and 1,779,290 shares of Class B common stock for an aggregate purchase price of $44.5 million. In addition, in December 2019, we repurchased 11,478 shares of Class A common stock, 591,177 shares of Class B common stock, 3,568,514 shares of Series A-1 redeemable convertible preferred stock, 8,348,512 shares of Series A-2 redeemable convertible preferred stock and 1,754,380 shares of Series B redeemable convertible preferred stock from existing stockholders for an aggregate purchase price of $350.0 million.
Indebtedness
On December 12, 2019, we entered into a credit agreement with various financial institutions that provided for a $350 million term loan (the “Term Loan”) and a $25 million revolving credit facility (“Revolving Credit Facility”), which included a $15 million letter of credit sub-facility. On December 11, 2020, we amended the credit agreement (as amended, the “Credit Agreement”) to increase the size of the Term Loan to $550 million and extend the maturity date for the Term Loan and the Revolving Credit Facility to December 11, 2025.
The original borrowings under the Term Loan were used to provide for the repurchase, and subsequent retirement, of outstanding capital stock in 2019 as described under “— Cash Flows from Financing Activities.” The additional borrowings were used to provide for a dividend on all outstanding capital stock.
Borrowings under the Credit Agreement are subject to an interest rate equal to, at our option, LIBOR or the bank’s alternative base rate (the “ABR”), in either case, plus an applicable margin. The ABR is the greater of the prime rate, the federal funds effective rate plus 0.5% or the LIBOR quoted rate plus 1.00%. The applicable margin is based on an indebtedness to consolidated EBITDA ratio as prescribed under the Credit Agreement and ranges from 1.25% to 2.25% on applicable LIBOR loans and 0.25% to 1.25% on ABR loans. In addition, the Revolving Credit Facility is subject to an unused commitment fee, payable quarterly, in an aggregate amount equal to 0.25% of the unutilized commitments (subject to reduction in certain circumstances).

As of December 31, 2020, $543.4 million was outstanding under the Term Loan. The Term Loan requires scheduled quarterly principal payments beginning March 31, 2021 in aggregate annual amounts equal to 2.50% for 2021 and 2022, 7.50% for 2023 and 2024 and 10.0% for 2025, in each case, on the amended Term Loan principal amount, with the balance due at maturity. In addition, the Credit Agreement includes certain customary prepayment requirements for the Term Loan, which are triggered by events such as asset sales, incurrences of indebtedness and sale leasebacks.
As of December 31, 2020, $7.1 million was outstanding under the Revolving Credit Facility in the form of outstanding letters of credit and $17.9 million remained available for borrowing by us. The outstanding letters of credit relate to security deposits for certain of our leased locations.
The Credit Agreement contains certain customary affirmative covenants and events of default. The negative covenants in the Credit Agreement include, among others, limitations on our ability (subject to negotiated exceptions) to incur additional indebtedness or issue additional preferred stock, incur liens on assets, enter into agreements related to mergers and acquisitions, dispose of assets or pay dividends and distributions. In addition, commencing with the fiscal quarter ending December 31, 2020, we are required to maintain an indebtedness to consolidated EBITDA ratio of not more than 4.50, tested as of the last day of each fiscal quarter, with a step-down to 4.25 for the fiscal quarters ending March 31, 2022 and June 30, 2022, a further step-down to 4.00 for the fiscal quarters ending September 30, 2022 and December 31, 2022 and a final step-down to 3.75 for the fiscal quarter ending March 31, 2023 and each fiscal quarter thereafter (the “Financial Covenant”), subject to customary equity cure rights. The Financial Covenant is subject to a 0.50 step-up in the event of a material permitted acquisition, which we can elect to implement up to two times during the life of the facility. If we are not in compliance with the covenants under the Credit Agreement or we otherwise experience an event of default, the lenders would be entitled to take various actions, including acceleration of amounts due under the Credit Agreement.
The obligations under the Credit Agreement are guaranteed by our wholly-owned domestic subsidiaries and are secured by substantially all of the assets of the guarantors, subject to certain exceptions.
Total interest expense related to our indebtedness was $0.6 million and $      for the years ended December 31, 2019 and 2020, respectively.
Contractual Obligations
Our principal commitments consist of our obligations under our Credit Agreement and various long term operating leases for our offices. The following table summarizes our contractual obligations as of December 31, 2020.
	Payments Due by Period
($ in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Credit Agreement obligations	$	$	$	$	$	$	$
Operating lease payments
Total contractual obligations	$	$	$	$	$	$	$
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2019 and 2020.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk
While we generate the majority of our revenue in U.S. dollars, a portion of our revenue is denominated in Euros. For the year ended December 31, 2020,    % of our revenue was denominated in U.S. dollars and    % of our revenue was denominated in Euros. As we expand globally, we will be further exposed to fluctuations in currency exchange rates.

In addition, the assets and liabilities of our wholly-owned Irish subsidiary are denominated in Euros. Accordingly, assets and liabilities of this subsidiary are translated into U.S. dollars at exchange rates in effect on the applicable balance sheet date. Income and expense items are translated at average exchange rates for the applicable period. As a result, our results of operations will be impacted by any increase or decrease in the value of the Euro relative to the U.S. dollar. Transaction gains for the years ended December 31, 2019 and 2020 were $1.2 million and $      million, respectively.
We currently do not hedge foreign currency exposure. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect that future hedging activities would have on our operating results.
Interest Rate Sensitivity
We had cash equivalents and marketable securities totaling $      million as of December 31, 2020. Our cash equivalents are held for working capital purposes. Our investments in marketable securities are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
Borrowings under the Credit Agreement are subject to an interest rate equal to, at our option, LIBOR or ABR, in either case, plus an applicable margin. Based on the outstanding balance of the Credit Agreement as of December 31, 2020, for every 100 basis point increase in LIBOR or ABR, we would incur approximately $      million of additional annual interest expense. We currently do not hedge interest rate exposure. We may in the future hedge our interest rate exposure and may use swaps, caps, collars, structured collars or other common derivative financial instruments to reduce interest rate risk. It is difficult to predict the effect that future hedging activities would have on our operating results.
Credit Risk
We maintain components of our cash and cash equivalents balance in various accounts, which from time to time exceed the federal depository insurance coverage limit. In addition, substantially all of our cash and cash equivalents, as well as our marketable securities, are held by one financial institution that we believe is of high credit quality. We have not experienced any losses on our deposits of cash and cash equivalents and accounts are monitored by our management team to mitigate risk. We are exposed to credit risk in the event of default by the financial institution holding our cash and cash equivalents or an event of default by the issuers of the corporate bonds and commercial paper we hold.
Critical Accounting Policies
Revenue Recognition
We primarily derive revenue from monthly and annual subscriptions. Revenue is also derived from non-subscription services including fixed fees earned on revenue share arrangements with third parties and fixed transaction fees we earn on sales made through our customers’ websites.
Revenue is recognized when control of the promised services is transferred to the customer, in an amount reflecting the consideration we expect to be entitled to in exchange for those services. Revenue is recognized net of expected refunds and any sales or indirect taxes collected from customers, which are subsequently remitted to governmental authorities. We typically receive payment at the time of sale and our customer arrangements do not include a significant financing component. The majority of our customer arrangements and the period between customer payment and transfer of control of the service is expected to be one year or less. Payments received in advance of transfer of control or satisfaction of the related performance obligation are recorded as deferred revenue with the aggregate amount representing the transaction price allocated to those performance obligations that are partially or fully unsatisfied. Subscription plans automatically renew unless advanced notice is provided to us.
Arrangements with our customers do not represent a license and do not provide our customers with the right to take possession of the software supporting our SaaS-based technology platform at any time.
We determine revenue recognition through the following steps:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, we satisfy a performance obligation.

Subscription and domain managed services revenue is generally recognized over-time with the exception of cases where we act as a reseller of third-party software solutions. We have determined that subscriptions to our platform and social stories represent a stand-ready obligation to perform over the subscription term. These performance obligations are satisfied over time as the customer simultaneously receives and consumes the benefits. Subscription revenues related to third-party software solutions are recognized on a net basis at a point in time, upon purchase of the software solution, which is when we satisfy our obligation to facilitate the transfer between the customer and the third-party developer. Domain managed services revenue consists of consideration received from customers in exchange for domain registration and management services. We recognize consideration received from domain managed services on a gross basis over the subscription term since we are obligated to manage our customers’ domains over a contractual period, which is typically one year.
Revenue associated with non-subscription offerings is primarily recognized at a point in time. Included in non-subscription revenue are revenue share arrangements with payment processors and third-party business applications (together “Commerce Partners”). Consideration received from Commerce Partners is recognized at a point in time as we are acting as an agent and facilitating the sale of products between our customers and third parties. Non-subscription revenue also includes transaction fees from certain plans where we charge customers fees for sales completed on their websites. This transaction fee revenue is recognized at a point in time, when the sale has been completed.
Business Combinations
Assets acquired and liabilities assumed as part of a business combination are recorded at their fair value at the date of acquisition. The purchase price is allocated to the identifiable net assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of acquisition. The excess of purchase price over the fair value of assets acquired and liabilities assumed, if any, is recorded as goodwill.
Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. All subsequent changes to the estimated fair values of the acquired assets and liabilities assumed that occur within the measurement period and are based on facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill.
Determining the fair value of assets acquired and liabilities assumed requires significant judgment, including the selection of valuation methodologies, estimates of future revenue and cash flows and discount rates in determining the fair value of intangible assets acquired and liabilities assumed. The assets purchased and liabilities assumed have been reflected on our consolidated balance sheet and the results are included on the consolidated statements of operations from the date of acquisition. We amortize intangible assets over their estimated useful lives on a straight-line basis.
Acquisition-related transaction costs, including legal and accounting fees and other external costs directly related to the acquisition, are recognized separately from the acquisition and expensed as incurred, primarily in general and administrative expense on the consolidated statements of operations.

We record estimates as of the acquisition date and reassess the estimates at each reporting period up to one year after the acquisition date. Changes in estimates made prior to finalization of purchase accounting are recorded to goodwill.
Goodwill and Long-Lived Assets
Our goodwill balance is tested for impairment at least annually. We perform our annual goodwill impairment analysis during the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, we perform an impairment analysis of goodwill at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant asset.
The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis, including the identification of reporting units, identification and allocation of the assets and liabilities to reporting units and determination of fair value. In estimating the fair value of a reporting unit for the purposes of our annual or periodic impairment analyses, we make estimates and significant judgments about the future cash flows of the reporting unit. Changes in judgment on these assumptions and estimates could result in goodwill impairment charges. We believe that the assumptions and estimates utilized are appropriate based on the information available to management.
Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight-line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever we conclude events or changes in circumstances (triggering event) indicate that the carrying amount may not be recoverable. The impairment test requires a comparison of the estimated undiscounted future cash flows expected to be generated over the useful life of an asset group to the carrying amount of the asset group. An asset group is generally established by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. If the carrying amount of an asset group exceeds the estimated undiscounted future cash flows, an impairment is measured as the difference between the fair value of the asset group and the carrying amount of the asset group. Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of asset groups, estimates of future cash flows and the discount rate used to determine fair values.
Stock-Based Compensation
We account for stock-based compensation in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of this accounting guidance, compensation cost for service-based awards, including options to purchase stock and restricted stock units, is measured at fair value on the date of grant and recognized over the service period, net of forfeitures. Forfeitures are recorded as they occur if the employee fails to meet the requisite service period. Compensation cost for performance-based awards is measured at fair value on the grant date and is recognized when the vesting trigger becomes probable. The fair value of stock options is estimated on the date of grant using a Black-Scholes option pricing model. The fair value of restricted stock units is estimated on the date of grant based on the fair value of our common stock. Stock-based compensation is allocated on a specific identification basis per each individual employee recipient and is classified into the corresponding line item where the related employee’s cash compensation and benefits reside within the consolidated statements of operations.
The assumptions used in the Black-Scholes option-pricing model are as follows:
•
Expected term. We estimate the expected term based on the simplified method for employees and the contractual term for non-employees.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

•
Expected volatility. We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies in our industry group as there has been no public market for our shares to date.

•
Expected dividend yield. The expected dividend yield is 0%. While we declared a dividend in 2017 and subsequently in 2020, we view those to be special events associated with specific transactions; we do not expect to declare dividends on a routine basis.

We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.
Common Stock Valuations
Prior to the effectiveness of the registration statement of which this prospectus forms a part, there has been no public market for our Class A and Class B common stock. The estimated fair value of our common stock has been determined by our board of directors at all relevant times. We and our board of directors utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of our common stock. Each valuation methodology includes estimates and assumptions that require judgment. These estimates and assumptions include a number of objective and subjective factors used to determine the value of our common stock at each grant date, including the following factors: (1) prices paid for our redeemable convertible preferred stock, which we had sold to outside investors in arm’s length transactions, and the rights, preferences and privileges of our redeemable convertible preferred stock and common stock; (2) valuations performed by an independent valuation specialist; (3) our stage of development and revenue growth; (4) the fact that the grants of stock-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an initial public offering, listing of our common stock on a stock exchange or sale of the company, given prevailing market conditions.
In valuing our common stock, our board of directors determined the value using both the income and the market value approach valuation methods. For each valuation, the equity value determined was then allocated to the common stock using the option pricing method (“OPM”). The OPM is based on a binomial lattice model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts.
We believe this methodology was reasonable based upon our internal peer company analysis and further supported by arm’s length transactions involving our redeemable convertible preferred stock. As our common stock was not actively traded, the determination of fair value involved assumptions, judgments and estimates. Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. If different assumptions had been made, the valuation of our common stock, stock-based compensation expense, consolidated net income and consolidated net income per share could have been significantly different.
Income Taxes
We recognized deferred income tax assets and liabilities for the expected future tax consequences attributable to both differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as the existence of any net operating losses and certain income tax credit carryforwards. Income tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse as well as the expected income tax effects of net operating loss and certain income tax credit carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets when we expect the amount of tax benefit to be realized is less than the carrying value of the deferred tax asset.
We account for uncertainty in income taxes using a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement.
Any tax-related penalties are included as part of the corresponding operating expense amount and tax-related interest is included within interest expense in the consolidated statements of operations. Accrued interest and penalties are included with the related income tax liability in other current liabilities on the consolidated balance sheet.
Recently Issued Accounting Standards
A discussion of recent accounting pronouncements is included in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include that:
•
we are required to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements and correspondingly required to provide only reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part or such earlier time that we are no longer an emerging growth company.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.
For risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Being a Public Company — We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”

BUSINESS
Our Mission
Squarespace exists to help people with creative ideas stand out and succeed. We seek to enable millions to build a brand and transact with their customers across an impactful and beautiful online presence.
Overview
Squarespace is a leading all-in-one platform for businesses and independent creators to build a beautiful online presence, grow their brands and manage their businesses across the internet. We offer websites, domains, e-commerce, tools for managing a social media presence, marketing tools and scheduling capabilities. Our easy-to-customize and design-first platform empowers millions of customers in approximately 180 countries. From individual entrepreneurs just starting out to the world’s most iconic businesses, Squarespace helps transform our customers’ visions into reality by creating an impactful, stylish and professional online presence.
Consumer behavior continues to rapidly evolve in conjunction with changes in the internet and technology, and the amount of time and money consumers spend online is accelerating. As consumers increasingly engage with companies online to learn about and transact with new brands, the marketplace for consumer attention is intensely competitive. It is mission-critical for brands to differentiate themselves with a beautiful and effective online presence. Businesses and independent creators need a way to develop an impactful, professional-quality presence quickly and cost-effectively that also enables them to transact directly with their customer base.
The Squarespace platform empowers our customers to build, manage and grow compelling brands online. We bring together three primary pillars of functionality to create a unified, all-in-one platform to help our customers grow:
•
Presence:   Our intuitive design tools make it possible to quickly and easily create a professional-quality, mobile and desktop friendly website, acquire a domain and have a differentiated social media presence. Since our founding, we have aggressively invested in our design and creative teams in an effort to create innovative, forward-thinking website designs that ensure our customers’ websites are seen as among the most sophisticated on the web.

•
Commerce:   Through our comprehensive commerce solutions, we provide our customers everything they need to sell physical products, subscriptions, content or services online. Our commerce functionality is fully integrated with our presence products, eliminating the need for third-party tools.

•
Marketing:   We provide brands with powerful, integrated marketing solutions, such as Email Campaigns, customer relationship management functionality, SEO and analytics tools to help them better understand and target their audiences while driving traffic, sales and conversion.

Squarespace is an engineering and design-led company and our platform features a modern architecture, scalable delivery platform and secure solutions that provide support for our global customer base. The Squarespace platform works for customers that are just getting started, as well as large brands that need scale, flexibility and reliability.
In addition to servicing customers from inception to at-scale, our customers span a wide variety of industries and use cases, from SMBs and independent creators, such as restaurants, photographers, wedding planners, artists, musicians and bloggers, to iconic brands. As of December 31, 2020, we had      unique subscriptions to our platform.
We believe we have a significant existing and growing market opportunity with over 800 million small businesses and self-employed ventures globally. In addition, according to the Kauffman Index, nearly 540,000 new businesses are created each month in the United States. According to Clutch, approximately 46% of SMBs are not online today and we believe there is significant headroom for growth with increasing online penetration alone. We believe we have created a highly-efficient and multi-pronged go-to-market model that enables us to capitalize on our market opportunity and acquire customers in a cost effective manner. We believe we have a stable and predictable business model driven by efficient customer acquisition and the adoption by our customers over time of higher value offerings and add-on subscriptions. We generated in 2019 and 2020, respectively:
•
revenue of $484.8 million and $      million;

•
net income of $58.2 million and $      million;

•
adjusted EBITDA of $      million and $      million;

•
cash flow from operating activities of $102.2 million and $      million; and

•
unlevered free cash flow of $      million and $      million.

For additional information about our non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see “Selected Consolidated Financial and Operating Information — Non-GAAP Financial Measures.”
Our Industry
With each year, the number of people connected to the internet via desktop and mobile devices has been increasing, leading to more time and money spent online. To take advantage of this global trend, businesses and independent creators are rapidly evolving how they engage with consumers.
Some of the key trends impacting our industry include:
•
The Criticality of Online Presence:   The rise in global internet usage has resulted in a dynamic and competitive online environment where consumers are provided with more options and more ways to engage than ever before. Many customers’ first interaction with a new brand will be digital. In response, businesses and independent creators have rapidly transitioned online (a shift further accelerated by the recent pandemic). This movement is exemplified by the growing prevalence of digitally-native brands that connect and transact directly with their customers online without the need for a physical storefront. Despite the nearly 540,000 new businesses created each month in the United States according to the Kauffman Index, only an estimated 54% of small businesses in the United States have a website, as estimated by Clutch in 2018.

•
The Rise in Online Commerce:   In addition to engaging with brands online from a discovery standpoint, consumers also expect to transact with them across digital channels, purchasing both goods and services. Statista projects over 2.1 billion people worldwide are expected to purchase goods and services online by 2021. This will accelerate the growth of global retail e-commerce, which eMarketer expects to increase from $3.5 trillion in 2019 to $6.5 trillion in 2023, representing 22% of overall retail spending in 2023. In 2020, online commerce sales accelerated with the onset of COVID-19, as consumers spent $347 billion online with U.S. retailers in the first six months of 2020, up 30% from $266 billion for the same period in 2019, according to Digital Commerce 360. In addition to businesses that have transitioned online, numerous digitally-native businesses have emerged in response to the rise in online commerce. Prioritizing ease-of-use and convenience with a consistent and high-quality experience across online channels, digitally-native businesses are growing nearly three times as fast as the average e-commerce retailer according to Digital Commerce 360.

•
The Rise of Direct to Consumer Relationships:   As brands move online and gain more control over their technology stack, there is a trend towards brands being able to directly own the relationship with their customers. This allows businesses and independent creators to directly access their customer data, which is not possible when relying on social networks and other distribution channels that otherwise might control access to it.

•
The Preference for DIY and DIFM Solutions:   DIY website creation tools have democratized the web, rapidly displacing expensive agencies and making equivalent design quality out-of-the-box, accessible and easy-to-use for all. Even customers not looking for a DIY solution will seek out professionals who will, many times, turn to DIY solutions to power their work. Affordable DIFM services leverage powerful DIY development tools due to the speed, scalability and maintenance advantages of these platforms. In response to a recent survey of SMBs commissioned by Mono Solutions, 71% of SMBs prefer DIY or DIFM versus hiring an agency to create and maintain their online presence.
The Challenges of Creating and Growing an Online Brand
Businesses and independent creators face several key challenges as they build and market their brands online, including:
•
Growing Competition for Consumer Attention:   As consumers increasingly engage online, the marketplace for consumer attention is intensely competitive, making it mission-critical for brands to differentiate themselves with an online presence that stands out. Based on a study by the Association for Computing Study and a study in Taylor & Francis’ Behavior and Information Technology Journal, 94% of first impressions are design-related and it takes less than 0.05 seconds for someone to form an opinion about whether they like a website or not. According to a survey conducted by Rareform New Media, 48% of people cite website design as the number one factor in determining the credibility of a business. As a result, brands are more focused than ever on building an impactful online presence to differentiate themselves. Unfortunately, creating a unique online presence has historically required a large design and development budget that is outside the reach of emerging brands.

•
Limited Ability to Transact with Consumers:   Consumers are increasingly purchasing goods and services online, including products, subscriptions and content. Many traditional commerce offerings are primarily designed to sell physical products. We believe in order for businesses and independent creators to succeed, they require comprehensive solutions that enable them to transact with their consumers across the full range of commerce models, including sale of physical goods, subscriptions and content, as well as capabilities such as scheduling appointments.

•
Accessibility of Solutions:   SMBs often lack the tools to develop a comprehensive and effective online presence quickly and affordably. Developing and maintaining a beautiful, fully functional website that addresses various use cases often requires extensive coding skills or the engagement of professional designers, agencies or developers. Professional services can be very expensive and customers often end up dependent on third-parties for ongoing maintenance and upgrades. Meanwhile, traditional DIY solutions often lack the complex functionality required to create and maintain high-quality, expressive content.

•
Lack of Integrated Solutions:   Historically, brands have leveraged multiple separate solutions due to the lack of a comprehensive, integrated platform. For example, a wellness business that offers subscription services, sells products, distributes a newsletter and enables online appointment bookings typically requires multiple solutions from different vendors to provide all of these capabilities. This disjointed approach also makes it difficult for businesses to maintain a consistent brand across multiple solutions and to aggregate data and derive insights on how effectively they are serving their customers. As businesses continue to evolve and add new offerings, the integration of their solutions becomes crucial to maintain a cohesive brand expression across all touchpoints, to analyze data to grow their businesses and to provide an efficient and seamless customer experience across channels and devices.

•
Inability to Adapt Quickly to Rapidly Changing Consumer Behavior:   Traditional solutions often lack the flexibility brands require to keep up with constantly changing consumer behavior. The rapid shift of social media becoming a commerce channel is one example of how businesses have had to alter their marketing strategy quickly to keep up with evolving consumer behavior. From new products and services to new digital channels, businesses and independent creators need flexible and dynamic solutions with broad functionality.

The Key Benefits of our Platform
Squarespace has solidified its position as a go-to premium offering for online presence and commerce. Our comprehensive, integrated platform provides a unified experience for our customers. The key tenets of our platform are:
•
Beautiful Design, Consistent Everywhere:   We believe design is not a luxury. Our beautifully-designed, award-winning templates enable our customers to look professional from the start, while also providing deep levels of customization so that no two websites look alike. This empowers our customers to stand out and express their story and brand in a beautiful, engaging and consistent way across digital channels, including websites, social media and Email Campaigns, among others.
•
Sell Anything:   Our commerce solution supports a diverse set of business models, allowing our customers to sell physical products, subscriptions, content and services within the same platform. For example, a fitness instructor can market their brand professionally online and their clients can book personal training sessions through their website, attend virtual classes and buy custom apparel, all powered on the Squarespace platform.

•
Power with Simplicity:   Our platform balances ease-of-use with a deep level of functionality required to run more complex businesses. Our platform is also accessible from anywhere — customers can update their website or manage their business on-the-go using our web application or our iPhone and Android applications.

•
All-in-One Platform:   Our all-in-one platform offers businesses and independent creators everything they need to build and manage their online presence and commerce across devices and social media. Our fully-integrated SaaS-based content management solution combines a website builder, a commerce solution, social presence and blogging infrastructure, a hosting service, a domain name registrar, marketing tools and differentiated analytics across digital channels. This comprehensive approach enables customers to aggregate and analyze data across solutions to help our customers better understand their audience and drive higher traffic, sales and conversion through a single interface.

•
Built for Modern Use Cases:   Our platform can adapt quickly to emerging channels and technology. For example, Unfold provides easy-to-use tools that empower storytellers to differentiate their content and brand on social media. With elevated design collections and intuitive photo and video editing, Unfold helps our customers look great beyond their websites. We aim to establish a foothold with the next generation of independent creators, because we understand that not all journeys may begin with a website.

•
Our Customer Support:   We supplement our all-in-one platform with customer service delivered by a global team of in-house product and operations specialists. To serve our worldwide customer base, we are available 24/7/365 through multiple channels of communication, including live chat, email and social. We address the diverse needs of our customers in six languages across eight time zones.

Our Market Opportunity
We believe that there is a meaningful opportunity to empower individuals and businesses to succeed by providing several offerings, including web presence, commerce and marketing. According to the World Trade Organization, SMBs represent over 90% of all global companies and contribute 55% of GDP in developed economies. Based on data from Intuit, as of 2020, there are an estimated 800 million SMBs and self-employed ventures worldwide. We believe that our near and medium-term addressable market is in excess of $      , based on the number of global SMBs and self-employed ventures and our ARPUS as of December 31, 2020.
Global spending on e-commerce is set to accelerate as well and Statista projects the size of the e-commerce software application market to grow from $6.3 billion in 2020 to $7.3 billion in 2024. In response to this accelerating growth, we continue to innovate and add new services and features that create incremental opportunities to further penetrate as well as expand our core addressable market through new use cases and entry points. Broader e-commerce growth and the increased prevalence of consumers transacting online create demand for our core web presence and commerce tools in addition to generating additional monetization opportunities through other features we offer, including online scheduling, exclusive Member Areas to promote and protect premium content and Email Campaigns. We believe the growth of SMBs and proliferation of commerce, both domestically and internationally, will continue to drive our market opportunity and unlock new monetization opportunities for our platform. We see this as just the beginning in a long journey between Squarespace and our user community, helping to define commerce and engagement in a digital world.

Our Growth Strategies
We exist to help people with creative ideas stand out and succeed. We want to be the platform for every business and independent creator around the world that wants to establish an online presence. To that end, we are pursuing the following growth strategies:
•
Expand Our New Customer Base, Especially Internationally:   We aim to continue to deploy offerings across the globe, both in English and non-English speaking regions, in order to continue to diversify and accelerate our growth. We currently serve customers in approximately 180 countries and approximately    % of our bookings as of December 31, 2020 are from outside of the United States. We currently support six languages and we will continue to invest internationally and localize our product offerings. With worldwide internet penetration at 51% versus the United States at 90% according to eMarketer, there is significant growth potential within international markets. We intend to continue to invest in strategic marketing across brand, direct response and unpaid channels in order to deepen overall brand awareness and attract businesses and individuals seeking to establish an online presence.

•
Expand and Deepen our Commerce Offerings:   Our comprehensive commerce offerings enable our customers to sell anything online, while also attracting a differentiated set of commerce-oriented brands to our platform. We will continue to expand our commerce capabilities through the development of solutions that enable new ways for our customers to transact online. We also believe that ongoing investment in our partner ecosystem and integrations will allow us to deliver more value to our customers, further increasing adoption of e-commerce functionality. As we continue to scale our platform, both to more use cases and geographically, we intend to integrate partners in extensible commerce functions such as international payments and tax solutions.

•
Continued Investment in our Design Platform:   Design is fundamental to us and permeates not just our customer templates but our user experience and marketing messages. We integrate designers with our product and engineering teams from the outset to ensure that we weave our design sensibility into everything we do. We expect to continue to invest in our core design platform and technology to ensure that we maintain our position at the forefront of leading design on the web.

•
Deepen Relationships with Existing Customers:   As we continue to innovate and broaden our suite of solutions, we believe that we create significant incremental opportunities to partner with our customers and serve more of their needs. We plan to further invest in offerings that will enable our customers to grow their businesses by using more of our products and features, including online scheduling, exclusive Member Areas and Email Campaigns. We supplement our all-in-one platform with customer service delivered by a global team of in-house product and operations specialists. To serve our worldwide customer base, we are available 24/7/365 through multiple channels of communication including live chat, email and social.

•
Promote and Develop our Enterprise Capabilities:   Enterprise customers account for less than 1% of our bookings for the year ended December 31, 2020. Enterprise includes both larger businesses looking to build an online presence and volume customers who may require scalable solutions for many websites. For example, an agriculture e-commerce company relies on our enterprise solutions to power hundreds of websites for independent farmers to market and sell products. We offer dedicated, prioritized support to ensure they are able to fully leverage our all-in-one platform.

•
Expand our Experts Community:   Squarespace is host to a large community of experts that build sites for others on our platform. Squarespace Experts are experienced third-party designers and developers, often part of our Circle community, that are vetted by us for their years of experience and quality of work. We believe that this community provides us with a unique marketing channel to address the steadily growing DIFM website development industry. We provide these experts with knowledge, tools and support that they leverage to find clients and grow their businesses. This community also gives us a powerful feedback loop when we are testing new functionality or making adjustments to our platform.

•
Opportunistically Pursue Strategic Acquisitions:   We have completed and integrated three strategic acquisitions: Acuity, an end-to-end scheduling service provider, in April 2019; Videolicious, a provider of video creation solutions, in August 2019; and Unfold, a social toolkit for storytellers, in

October 2019. We believe that future strategic acquisitions will enable us to accelerate key platform, product and marketing initiatives, and augment our organic growth strategy.
Our Platform and Products
Our platform brings together a comprehensive set of solutions across presence, commerce and marketing for businesses and independent creators to build a beautiful online presence, grow their brands and manage their businesses across customer touchpoints. Our design excellence, woven throughout our entire platform, provides customers with professional-quality branding and a differentiated digital presence.
Presence
We are a leader in website design and enable businesses and independent creators across industries to grow online and build brands. Our core products include websites, domains and our social product, Unfold, in addition to a number of complementary features such as Google Workspace. We also offer a set of plans for larger customers.
•
Websites:   We offer a comprehensive set of award-winning website templates created by our world-class designers. Our simple and intuitive drag-and-drop solutions enable our customers to build flexible, relevant and easy-to-customize pages with sections that are designed to help bring their ideas to life quickly and beautifully. Our platform provides hundreds of customizable settings, including fonts, custom color palettes and built-in photo editing capabilities, so every website can be made to stand out with just a few clicks.

•
Domains:    Buying a domain with Squarespace is simple and straightforward. We offer a large selection of domains, including the latest top-level domains. Our domain management tools allow customers to do everything from editing their DNS records to forwarding their URL. All of our sites come with the security tools needed to host a growing online presence and automatically provide free domain privacy for all eligible domains.

•
Social (Unfold):   With elevated design collections and intuitive photo and video editing, Unfold helps users create expert-looking stories for social media. As of December 2020, Unfold was the #1 ranked graphics app in the Apple Store in 52 countries, with over one billion stories across 40 million downloads. Unfold also enables businesses to create and manage brand assets on social platforms from a single place and enables stories to be shared to the web. Unfold+ and Unfold for Brands subscriptions offer more advanced experiences, including access to additional collections and features to expand a brand’s storytelling toolkit and the ability to create custom bio sites that connect social followers to a website.

•
Enterprise:   For our larger customers, we offer a set of premium plans combining Squarespace’s most advanced features with dedicated and prioritized support. We provide business solutions spanning from bulk purchase packaging, to custom contracting and payment methods, to premium support tailored to each customer’s needs. We also offer the ability for these customers to secure their accounts using customized Single Sign-On (SSO) providers.

•
Google Workspace (Professional Email):   Professional email on a custom domain is a necessity for our customers who are establishing a brand online. To offer this, we enable our customers to activate Google Workspace on their domains that are hosted by Squarespace. In addition to professional email, Google Workspace customers also get access to Google Calendar, Google Drive, Google Hangouts and more.

Commerce
Squarespace provides tools for customers to transact in the ways that work best for their businesses.
•
Commerce:   Squarespace offers deep e-commerce functionality in our integrated platform. Our easy-to-customize and award-winning designs help our customers sell more by making them look better. Being a true multi-modal commerce platform, we support the sale of physical products, subscriptions, content and services without the need for third-party tools or integrations. Our commerce functionality includes inventory management, product merchandising, customer relationship management, customized purchase confirmation emails, product promotions, gift cards, selling on Instagram and more. We offer secure checkout and enable payment through credit or debit cards via our partnerships with payment processors. Squarespace customers can also sell offline via our Point-of-Sale integration with card reader hardware.
•
Scheduling:   As an add-on to our customers’ websites or as a standalone subscription, Squarespace Scheduling enables businesses to share availability and take bookings for appointments and classes. Scheduling integrates with the most popular calendars and video conference tools and includes customizable communications for appointment confirmations, reminders, follow-ups and intake forms. Consumers can pay online or reschedule appointments with a click, all in one place.

•
Member Areas:   Our customers can create exclusive members-only content and have full control over how to charge for access. As an add-on subscription, Member Areas enables many additional commerce use cases including virtual classes, private podcasts and paid newsletters.

Marketing
As add-ons to our presence and commerce subscriptions, we provide brands with powerful, integrated marketing products and features such as Email Campaigns, SEO and analytics.
•
Email Campaigns:    Our customers can amplify their message and make personal connections with their customers through our Email Campaigns product, which is available as an add-on subscription to their website subscription. Customers can seamlessly use and manage contact lists and drop content and products from their sites into Email Campaigns, giving them quick access to content and keeping their brand consistent between the web and email. Our platform is designed to make it easy to manage a growing audience, with features like smart client lists and easy access to customer profiles, which include things like customer order information.

•
SEO:   Every Squarespace website and online store comes optimized to be indexed and found online, with a suite of integrated features and guides that help maximize prominence among search results. Squarespace was the first website builder to integrate directly with Google Search Console, giving our customers a view into how they are being seen and found on Google. Everything on the Squarespace platform is optimized to be found online with no third-party plugins required.

•
Analytics:   We have developed our own custom analytics solution that incorporates data from our website, commerce and email solutions into a single view for our customers. Without an integrated platform, customers would be forced to use multiple third-party tools, resulting in a fragmented view of their data across multiple systems.

Our Technology
Our technology features a modern architecture and a scalable, secure delivery platform that provides support for our global customer base.
Managed Infrastructure:   We take care of site hosting, software upgrades, network connectivity, content delivery network deployment and DNS on behalf of our customers to simplify the complexities of running a modern website.
Scalability:   We are able to process and manage large-scale traffic on our customers’ websites. We process 2.3 billion website views monthly (averaging over 45,000 requests per second) from over one billion unique visitors. Our customers are also insulated from the costs of bandwidth and storage, which are included in an unlimited capacity for all of our customers’ websites.
Resiliency:   We have 99.95% uptime for our products and aim for sub-second latencies for core user experience interactions. Our customers’ websites are hosted with full local and geographic redundancy in the case of infrastructure failures and our dedicated Squarespace operations team monitors incidents 24/7, helping to ensure that we are able to respond to customer incidents in a timely manner.
Security and DDoS Mitigation:   We securely host our customers’ websites and defend against DDoS attacks on their behalf, which have the ability to impact network resources and services of our customers. We regularly run penetration tests against our own infrastructure, testing for security weaknesses.

Automatic Transport Layer Security:   In order to help provide secure browsing experiences, we automatically generate and renew SSL certificates for all websites hosted on our platform for free.
Our Customers
Squarespace serves customers of all sizes across various industries. Our customers range from individuals and small businesses just getting started to some of the world’s most iconic brands. As of December 31, 2020, we had over       million unique subscriptions on our platform.
Marketing
We employ a full life cycle marketing plan that utilizes a mix of channels to highlight the power of our all-in-one platform and increase awareness of the unique values we offer to our customers to help them manage and grow their brand. These channels include:
Brand
Our marketing efforts are thoughtfully designed to target our core customer at every potential entry point to our platform, from domains to social presence, online stores and enterprise. We showcase our brand in a creative and memorable manner through strategic partnerships that increase customer affinity. For example, our long-term partnership with The Madison Square Garden Company (“MSG”) has not only resulted in Squarespace becoming the New York Knicks’ first jersey sponsor, but has also provided national exposure during televised games and established prime advertising spots at MSG to local, Squarespace-powered SMBs. Other leading brands we have partnered with include Hulu, Sesame Street, HBO and various design festivals around the world. Developed and executed in-house, we believe our ads showcase the creative talents of our customers in an effective and stand out way, which was recognized when we received the 2017 Emmy award for outstanding commercial. We track the success of our brand advertising by measuring metrics such as growth in brand awareness, organic searches and website landings.
Direct Response
We seek to optimize the efficiency of our direct response marketing spend by setting rigorous cost per acquisition targets. Our in-house programmatic buying team actively seeks out high growth channels such as Instagram and Pinterest to garner extensive reach of potential customers who value design and aesthetics when building their online presence. We also work closely with numerous Podcast hosts and YouTube creators to authentically share our product and brand story, and carefully manage the ad execution and performance at the individual host and creator level to sharpen our direct response marketing efforts.
CRM and Content
We believe that our marketing efforts do not end once we attract potential customers to our website or convert them to paid users. Our primary goal is to support our customers as they grow their businesses and we measure that through customer retention and lifetime value expansion.
We achieve this by content marketing in our own channels to inform existing customers of our latest features and platform updates to drive adoption of solutions that they may not be already subscribed to. Our content marketing also includes webinars, video tutorials and customer Q&As with tips and tricks for customers to be successful entrepreneurs and get the most of their Squarespace subscriptions through insights into our full platform capabilities.
Our targeted marketing efforts have resulted in continued unique subscription growth and increasing bookings over time.
Our marketing and sales expenses were $184.3 million and $      for the years ended December 31, 2019 and 2020, respectively.
Our Employees and Culture
As of December 31, 2020, we had 1,256 full-time employees. Of these employees, 1,115 are located in the United States and 141 are located in the European Union.

We believe our culture serves as a strong competitive advantage, allowing us to build the kind of company that can truly lead a market and continue to innovate for our customers. The development and empowerment of our people are critical to our ability to deliver differentiated and creative solutions to our customers. We are continuously seeking to build an exceptional culture that strives to drive engagement and results in our employees exceeding expectations and directly impacting our success.
Our culture is focused on six core principles:
•
Be the Customer.   Developing deep empathy for our customers’ needs, challenges and dreams is critical. We want to provide the same standard of tools and services to our customers that we want for ourselves.

•
Design is not a Luxury.   We believe that great design should be available to everyone and we are relentless in our pursuit of great design in everything we do.

•
Build the Ideal.   We seek to shape the future of our industry by conceiving of and building game-changing products. To do this, we take bets on big ideas, while also recognizing that pursuit of perfection is a process that requires constant iteration.

•
Learn Fast, Act Fast.   We believe that pursuing the fastest path to learning and having a healthy bias to action are keys to our success. We seek to do both whenever possible.

•
Protect Creativity.   Ideas can come from anyone or anywhere, but they are fragile and require space to develop and grow. We believe the creative process is critical to our success and we seek to protect it as we develop new directions for our solutions and company.

•
Simplify.

We are proud to be recognized for our focus on our people. We have been named a Top 10 New York-based Employer Brand by Hired every year since 2017 and we are Great Place to Work-certified. In 2020, Fairygodboss named us to their lists for both Best Companies for Women and Best Tech Companies for Women. Inc’s 2020 Best in Business list recognized us as a General Excellence Winner within the Software category. We’ve consistently been named one of the Built In NYC 100 Best Places to Work In NYC. We were also named one of Fortune’s Top 50 Best Workplaces for Parents in 2017, and as a Top Workplace by The Oregonian in 2015, 2018 and 2019.
Our in-house Customer Operations team (comprising approximately 400 employees across many locations) has won 13 Stevie Awards for outstanding customer service since 2013. We have invested heavily in developing and producing self-help educational resources for customers of various levels of technical sophistication, including guides, video tutorials and webinars, while also offering personalized and timely support through live chat and email.
None of our employees are represented by a labor union or covered by collective bargaining agreements and we have not experienced any work stoppages.
Competition
We believe that the market for providing SaaS-based website design and management software is evolving and highly fragmented.
We face competition from specific providers across the different facets of our business model offering services or products that overlap with parts of our solutions, including:
•
Online presence solutions such as Automattic, Wix and Weebly;

•
E-commerce solutions such as Shopify and BigCommerce;

•
Domain registration and website hosting services such as GoDaddy;

•
Email marketing solutions such as MailChimp; and

•
Scheduling solutions such as MindBody.

We believe that we compete favorably because of our comprehensive, all-in-one platform, multi-channel commerce capabilities, easy-to-use and design-first solutions and the overall depth and extensibility of our solutions.
Intellectual Property
We rely on a combination of trade secret, trademark, copyright, patent and other intellectual property laws to protect our intellectual property. We also rely on contractual arrangements, such as licenses, assignments and confidentiality agreements and technical measures.
We have been issued federal registrations for trademarks, including “Squarespace” and related stylized marks. We hold domestic and international domain names that include “Squarespace” and similar variations.
We control access to our intellectual property and confidential information through internal and external controls. We require our employees and independent contractors to enter into agreements assigning to us any inventions, trade secrets, works of authorship and other technology and intellectual property created for us and protecting our confidential information. We generally enter into confidentiality agreements with our vendors.
Government Regulations
The legal environment of internet-based businesses, both in the United States and internationally, is evolving rapidly and is often unclear. This ambiguity includes topics such as data privacy and security, pricing, advertising, taxation, content regulation and intellectual property ownership and infringement.
We are subject to several local, state, federal and foreign laws and regulations regarding privacy and data protection. Regulators around the world have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal information, payment card information or other confidential information of individuals and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. In the event of a security breach, these laws may subject us to incident response, notice and remediation costs. Failure to safeguard data adequately or to destroy data securely could subject us to regulatory investigations or enforcement actions under applicable data security, unfair practices or consumer protection laws. The scope and interpretation of these laws could change and the associated burdens and our compliance costs could increase in the future.
We are also subject to U.S. and foreign laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by OFAC, as well as anti-bribery and anti-corruption laws and regulations, including the FCPA and the U.K. Bribery Act.
Legal Proceedings
From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations.
Facilities
Our corporate headquarters is located in New York, New York. It covers approximately 165,000 square feet pursuant to an operating lease that expires in 2030. We also have office locations in Dublin, Ireland (approximately 25,000 square feet) as well as Portland, Oregon (approximately 26,000 square feet) and Los Angeles, California (approximately 6,000 square feet) in the United States.

MANAGEMENT
The following table provides information regarding our executive officers and our board of directors:
Name	Age	Position
Anthony Casalena	38	Founder, Chief Executive Officer and Chairman of the Board
Paul Gubbay	53	Chief Product Officer
Marcela Martin	49	Chief Financial Officer
Courtenay O’Connor	41	General Counsel and Secretary
Andrew Braccia	45	Director
Michael Fleisher	56	Director
Jonathan Klein	60	Director
Liza Landsman	51	Director
Anton Levy	46	Director
Dominique Vidal	56	Director
Executive Officers
Anthony Casalena is the Founder and Chief Executive Officer of Squarespace, which he started from his dorm room in 2003. During the Company’s early years, Mr. Casalena acted as the sole engineer, designer and support representative for the Squarespace platform. In addition to running the Company and setting overall product strategy, Mr. Casalena remains actively involved in many departments of the Company that he had previously run himself. Anthony holds a B.S. in Computer Science from the University of Maryland. We believe that Mr. Casalena is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Founder and Chief Executive Officer.
Paul Gubbay has served as our Chief Product Officer since July 2020. Prior to joining Squarespace, Mr. Gubbay spent 15 years at Adobe Inc. as Vice President of Design and Web, responsible for a wide span of Adobe’s Creative Cloud products including Illustrator, Indesign, XD and Spark.
Marcela Martin has served as our Chief Financial Officer since November 2020. Ms. Martin has more than 25 years of financial and operations experience at global technology and media companies, most recently as Senior Vice President and Chief Financial Officer of Booking.com B.V. from January 2019 to October 2020. Previously, she spent three years at National Geographic Partners, LLC as Executive Vice President, Chief Financial Officer and Chief Administrative Officer from January 2016 to December 2018. Originally from Argentina, Ms. Martin graduated from the University of Morón with expertise in accounting and received a MBA from the University of Liverpool.
Courtenay O’Connor has served as our General Counsel and Secretary since November 2017. From November 2016 to November 2017, Ms. O’Connor served as our Senior Counsel. From April 2015 to November 2016, Ms. O’Connor served as Deputy General Counsel of Gizmodo Media Group, LLC. Ms. O’Connor holds a J.D. from The University of Michigan Law School and a B.A. from Wellesley College.
Directors
Andrew Braccia has served as a member of our board of directors since July 2010. Since April 2007, Mr. Braccia has been a Partner at Accel. Mr. Braccia serves as a member of the board of directors of Slack Technologies, Inc. and is also a member of the board of directors of several private technology companies. Mr. Braccia holds a B.S. in Business Administration from the University of Arizona. We believe that Mr. Braccia is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our Company, his experience as a director of several publicly traded companies and his knowledge of our industry.
Michael Fleisher has served as a member of our board of directors since December 2018. Mr. Fleisher has served as Chief Financial Officer of Wayfair Inc. since October 2013. Mr. Fleisher received a B.S. from the University of Pennsylvania’s Wharton School of Business. We believe that Mr. Fleisher is qualified to serve as a member of our board of directors because of his extensive finance background, including service as Chief Financial Officer of multiple companies, his experience as an executive of publicly traded companies and his knowledge of our industry.
Jonathan Klein has served as a member of our board of directors since July 2010. Mr. Klein led Getty Images as a Co-Founder and Chief Executive Officer for more than 20 years and currently serves as Chairman of the Board. Mr. Klein also serves on the board of directors of Etsy, Inc. and as Chairman of the Board of Jumia Technologies AG. He currently serves as a director of multiple private companies and non-profit organizations. Mr. Klein received a LL.M. from the University of Cambridge. We believe that Mr. Klein is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our Company, his experience as a director of several publicly traded companies and his knowledge of our industry.
Liza Landsman has served as a member of our board of directors since December 2018. Ms. Landsman joined New Enterprise Associates (NEA) in 2018, and is currently a General Partner. Prior to joining NEA, Ms. Landsman was President of Jet.com, Inc. where she was a founding member of the executive team and later, following Jet.com’s acquisition, of Walmart Inc.’s U.S. E-commerce leadership team. Ms. Landsman currently serves on the board of directors of Choice Hotels International, Inc. and previously served on the board of directors of Veritiv Corporation. Ms. Landsman received a B.A. from Cornell University. We believe that Ms. Landsman is qualified to serve as a member of our board of directors because of her extensive experience as a board member of publicly traded companies, her business acumen and her knowledge of our industry.
Anton Levy has served as a member of our board of directors since April 2014. Mr. Levy is Co-President, Managing Director and Global Head of Technology at General Atlantic. Mr. Levy also serves on General Atlantic’s Management, Investment and Portfolio Committees. Mr. Levy serves as a board observer for certain public companies and as a director, board observer or trustee for several private companies and organizations. Mr. Levy holds a B.S. in Commerce from the University of Virginia and a MBA from Columbia Business School. We believe that Mr. Levy is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our company, his experience as a seasoned investor and as a current and former director of multiple companies and his knowledge of our industry.
Dominique Vidal has served as a member of our board of directors since July 2010. From September 2007 to July 2019, Mr. Vidal served as a Partner of Index Ventures (UK) LLP (formerly of Index Venture Management LLP). He retired in July 2019. He serves on the board of directors of several private companies in the technology sector. Mr. Vidal holds a B.S. in Engineering from École Supérieure d’Électricité in Gif-Sur-Yvette, France. We believe that Mr. Vidal is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our Company, his experience as a seasoned investor and as a current and former director of many companies and his knowledge of our industry.
Composition of our Board of Directors
Our board of directors is currently composed of seven members. Our amended and restated articles of incorporation will provide that the number of directors of our board shall be established from time to time by our board. Mr. Casalena will serve as the chairman of the board of directors. Mr. Levy has been designated to serve on our board of directors by General Atlantic, in accordance with the stockholders’ agreement described in “Certain Relationships and Related Party Transactions — Stockholders’ Agreement.”
Director Independence
Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that           ,           and           are each an “independent director,” as defined under the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of the NYSE, in the case of members of the audit committee and compensation committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and the NYSE.
There are no family relationships among any of our directors or executive officers.
Committees of the Board of Directors
Our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.
Audit Committee
Our audit committee will be responsible for, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•
discussing with our independent registered public accounting firm its independence from management;

•
reviewing with our independent registered public accounting firm the scope and results of their audit;

•
approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•
overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•
reviewing our policies on risk assessment and risk management;

•
reviewing related person transactions; and

•
establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee will consist of           ,           and           , with           serving as chair. Rule 10A-3 under the Exchange Act and the NYSE rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that           ,           and           each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of the NYSE listing standards. In addition, our board of directors has determined that                 will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at www.squarespace.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee
Our compensation committee will be responsible for, among other things:
•
reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;

•
reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•
overseeing our compensation and employee benefit plans; and

•
appointing and overseeing any compensation consultants.

Our compensation committee will consist of           ,           and           , with           serving as chair. Our board has determined that           ,           and           each meet the definition of “independent director” for purposes of serving on the compensation committee under the NYSE rules. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at www.squarespace.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•
identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•
evaluating the overall effectiveness of our board of directors and its committees; and

•
reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.

Our nominating and corporate governance committee will consist of           ,           and           , with           serving as chair. Our board has determined that           ,                 and        each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the NYSE rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at www.squarespace.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Our board of directors may, from time to time, establish other committees.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Indemnification and Insurance
We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock — Limitation on Liability of Directors and Indemnification.”
Code of Conduct and Ethics
We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. In connection with the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be posted on our principal corporate website at www.squarespace.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION
This section sets forth the compensation of our named executive officers (“NEOs”) prior to our initial public offering, and is presented based on the reduced executive compensation disclosure requirements applicable to emerging growth companies. Our NEOs for the year ended December 31, 2020 are as follows:
•
Anthony Casalena, Chief Executive Officer;

•
Marcela Martin, Chief Financial Officer; and

•
Paul Gubbay, Chief Product Officer.

Summary Compensation Table for 2020
The following table provides information regarding the compensation earned by our NEOs for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)	Total ($)
Anthony Casalena Chief Executive Officer	2020	650,000	—	—	475,336(4)	1,125,336
Marcela Martin Chief Financial Officer	2020	104,167	200,000	2,900,012	157,668(5)	3,361,847
Paul Gubbay Chief Product Officer	2020	260,417	525,000	2,700,017	2,768(6)	3,488,202

(1)
Amounts shown in this column reflect the annual base salary earned by the NEO in respect of 2020. Ms. Martin commenced employment with us on November 1, 2020 and Mr. Gubbay commenced employment with us on July 27, 2020.

(2)
Amounts shown in this column represent the portion of the sign-on bonuses paid to each of Ms. Martin and Mr. Gubbay in connection with their commencement of employment with the Company in 2020.

(3)
Amounts shown in this column represent the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the equity awards granted to the NEO in 2020. For a summary of the assumptions used in the valuation of these equity awards, please see Note 17 to our audited financial statements included in this prospectus. These equity awards are described in greater detail in the section entitled “— Elements of Compensation — Equity Awards” below.

(4)
Amount shown in this column for Mr. Casalena represents (a) the approximate aggregate incremental cost to the Company of $473,550 in respect of the provision of security services, (b) 401(k) matching contributions of $1,084 and (c) Company-paid premiums of $702 for group term life insurance. While we believe that the provision of security services did not provide a personal benefit to Mr. Casalena, and instead represented reasonable and necessary business expenses for the benefit of the Company to ensure the safety and protection of Mr. Casalena, we have included the approximate aggregate incremental cost to the Company of providing these services in this table in accordance with applicable SEC disclosure rules.

(5)
Amount shown in this column for Ms. Martin represents (a) cash payments and expense reimbursements of $157,522 in connection with her relocation to the Company’s New York office and (b) Company-paid premiums of $147 for group term life insurance.

(6)
Amount shown in this column for Mr. Gubbay represents (a) 401(k) matching contributions of $2,020 and (b) Company-paid premiums of $748 for group term life insurance.

Elements of Compensation
Our NEOs were provided with the following primary elements of compensation in 2020:
Base Salaries
Each of our NEOs received a fixed base salary from the Company in respect of 2020. The base salary payable to each NEO is reviewed on an annual basis and is determined taking into account numerous relevant factors, including (a) the individual’s qualifications, experience, scope of responsibilities and geographic location, (b) compensation amounts paid to similarly situated executives at peer companies, (c) the individual’s historical compensation level and (d) internal pay positioning.
The 2020 base salaries for our NEOs were as follows: (a) $650,000 for Mr. Casalena, (b) $625,000 for Ms. Martin and (c) $600,000 for Mr. Gubbay.
Annual Bonuses
We did not provide annual cash bonus payments to our NEOs or other employees with respect to 2020. We have a compensation philosophy that is focused on driving long-term, sustainable business value and leveraging compensation elements that are heavily weighted towards long-term employee retention and the creation of a “business ownership” mindset for our NEOs and other employees, and we believe that we are able to accomplish those goals through the payment of base salaries, the granting of equity award grants and the provision of employee benefits without the need for separate annual cash bonus payments. While we have not historically provided annual cash bonus payments to our NEOs or other employees, we may do so in the future if we think it is necessary to ensure that our overall compensation program remains competitive with our peers.
Sign-On Bonuses
We agreed to provide cash sign-on bonuses to each of Ms. Martin and Mr. Gubbay in connection with their initial hiring by the Company during 2020 as an incentive for them to accept employment with the Company.
The amount of the bonus is $400,000 for Ms. Martin and $1,000,000 for Mr. Gubbay. The portion of the bonuses listed in the “Summary Compensation Table for 2020” above were paid shortly after their commencement of employment, while the remainder is payable on or before March 31, 2021 for Ms. Martin and on or before January 31, 2021 for Mr. Gubbay, subject to their continued employment through the payment date. In addition, the sign-on bonuses are subject to repayment to the Company in whole or in part if the NEO either voluntarily terminates employment with the Company or is terminated by the Company for cause within two years following commencement of employment. We believe that these additional conditions on payment for the sign-on bonuses also provide an additional retention incentive for the Company.
Equity Awards
We granted restricted stock unit awards relating to shares of our Class A common stock to each of Ms. Martin and Mr. Gubbay in connection with their initial hiring by the Company during 2020. These restricted stock unit grants were provided to them to align their interests with those of our stockholders and to serve as an additional retention incentive. Ms. Martin received a total of 61,480 restricted stock units and Mr. Gubbay received a total of 55,797 restricted stock units. These restricted stock units will vest in annual installments over a four-year period following the recipient’s date of hire, with 15% vesting shortly after the first anniversary of the date of hire, 25% vesting shortly after the second anniversary of the date of hire and 30% vesting shortly after each of the third and fourth anniversaries of the date of hire, subject to the recipient’s continued employment with the Company through the applicable vesting date.
Mr. Casalena did not receive any equity award grants in 2020.
Additional information regarding outstanding equity awards held by each of our NEOs is described in greater detail in the section entitled “— Outstanding Equity Awards at Fiscal Year End for 2020” below.

Employee Benefit Plans
Our NEOs participate on the same basis as our employees generally in a broad-based defined contribution retirement plan that provides our employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code. We currently make matching contributions into the 401(k) plan on behalf of participants equal to 100% on participant contributions up to 3% of their compensation and 50% on participant contributions up to an additional 2% of their compensation. Participants are immediately and fully vested in their voluntary contributions and all matching contributions.
Our NEOs are also eligible to participate in our other broad-based employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as our employees generally.
Outstanding Equity Awards at Fiscal Year End for 2020
The following table sets forth information regarding outstanding stock awards held by our NEOs as of December 31, 2020.
	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Anthony Casalena	4,460,858(2)	218,582,042
Marcela Martin	61,480(3)	3,012,520
Paul Gubbay	55,797(4)	2,734,053

(1)
Amounts in this column are determined with reference to the value of a share of our Class A common stock and Class B common stock as of December 31, 2020.

(2)
The award listed in this column represents a grant of shares of our Class B common stock that was originally made to Mr. Casalena on August 22, 2017, as amended on August 24, 2020. While Mr. Casalena elected to pay the compensation taxes associated with these shares at the time of grant in 2017 and the shares are reflected as outstanding shares of stock held by Mr. Casalena, the award remains subject to forfeiture if certain liquidation events with respect to the Company or an initial public offering relating to the Company do not occur on or before August 22, 2021, or if Mr. Casalena voluntarily terminates his employment before the occurrence of one of those events. As a result, we have included the award in this column in order to ensure compliance with applicable SEC disclosure rules.

(3)
The award listed in this column represents a grant of restricted stock units that was made to Ms. Martin on November 25, 2020. These restricted stock units are subject to vesting as follows: (a) 15% on November 20, 2021, (b) 25% on November 20, 2022, (c) 30% on November 20, 2023 and (d) 30% on November 20, 2024, subject to continued employment through the applicable vesting date.

(4)
The award listed in this column represents a grant of restricted stock units that was made to Mr. Gubbay on August 26, 2020. These restricted stock units are subject to vesting as follows: (a) 15% on August 20, 2021, (b) 25% on August 20, 2022, (c) 30% on August 20, 2023 and (d) 30% on August 20, 2024, subject to continued employment through the applicable vesting date.

Employment Agreements
The following is a description of our employment agreements with our NEOs.
Agreement with Mr. Casalena
We anticipate that Mr. Casalena will enter into an employment agreement with the Company in connection with the effectiveness of the registration statement of which this prospectus forms a part and we will provide a summary of the terms of that agreement once they have been determined and finalized.
Agreement with Ms. Martin
We entered into an employment agreement with Ms. Martin, our Chief Financial Officer, on August 18, 2020, in connection with her commencement of employment with the Company. Pursuant to her employment agreement, Ms. Martin is entitled to an annual base salary of $625,000 and a one-time signing bonus of $400,000, which is described in more detail in “— Elements of Compensation — Sign-On Bonuses” above.
The employment agreement provides for payment and reimbursement of certain relocation expenses in connection with Ms. Martin’s relocation to our New York office. These relocation expenses are subject to repayment if Ms. Martin voluntarily terminates her employment with the Company for any reason or is terminated by the Company for “cause” (as defined in the employment agreement) on or before the one year anniversary of her relocation date.
The employment agreement provides that if Ms. Martin’s employment with the Company is terminated without cause, or she resigns for “good reason” (as described below), she will receive the following severance benefits: (a) continued payment of six months of base salary, (b) payment of COBRA premiums to continue coverage for up to six months following termination and (c) if the termination occurs during the period beginning three months prior to, and ending 12 months following, a change in control, then her then-unvested equity awards will be deemed immediately vested as of the date of such termination.
For this purpose “good reason” means resignation by Ms. Martin generally due to (a) any reduction of her base salary by more than 10% (other than a general reduction that affects all comparable employees of the Company), (b) a material reduction in her duties or (c) a change in the geographic location at which she must perform services to a facility or location of 50 miles or more from her current office location.
Agreement with Mr. Gubbay
We entered into an employment agreement with Mr. Gubbay, our Chief Product Officer, on June 9, 2020, in connection with his commencement of employment with the Company. Pursuant to his employment agreement, Mr. Gubbay is entitled to an annual base salary of $600,000 and a one-time signing bonus of $1 million, which is described in more detail in “— Elements of Compensation — Sign-On Bonuses” above.
The employment agreement provides for payment and reimbursement of certain relocation expenses in connection with Mr. Gubbay’s relocation to our New York office so long as the relocation occurs within two years following his commencement of employment. Any of these relocation expenses that he ultimately receives are subject to repayment if Mr. Gubbay voluntarily terminates his employment with the Company for any reason or is terminated by the Company for “cause” (as defined in the employment agreement) on or before the one year anniversary of his relocation date.
The employment agreement provides that if Mr. Gubbay’s employment with the Company is terminated without cause, or he resigns for “good reason” (as described below), he will receive the following severance benefits: (a) continued payment of six months of base salary, (b) payment of COBRA premiums to continue coverage for up to six months following termination and (c) if the termination occurs during the period beginning three months prior to, and ending 12 months following, a change in control, then his then-unvested equity awards will be deemed immediately vested as of the date of such termination.
For this purpose “good reason” means resignation by Mr. Gubbay generally due to (a) any reduction of his base salary by more than 10% (other than a general reduction that affects all comparable employees of the Company), (b) a material reduction in his duties or (c) a change in the geographic location at which he must perform services to a facility or location of 50 miles or more from his current office location.
Director Compensation
Our director compensation policy provides for an annual cash retainer of $40,000 to each of our non-employee directors for their service on the board. In addition, our director compensation policy provides for an additional annual cash retainer of $20,000 to any individual serving as our lead independent director or chair of the Audit Committee or Compensation Committee and $10,000 to any individual serving as the chair of the Nominating and Corporate Governance Committee. These annual cash payments are made in equal quarterly installments in arrears and are pro-rated for any partial quarters.
Our director compensation policy further provides for an annual grant of restricted stock units relating to shares of our Class A common stock for our non-employee directors with an aggregate grant date value of $170,000 on the date of each annual meeting of the Company’s stockholders, which vests in full on the first anniversary of the grant date, subject to the director’s continued service through the vesting date.
In addition, our director compensation policy provides for an initial grant of restricted stock units relating to shares of our Class A common stock for our non-employee directors with an aggregate grant date value of $250,000 when an individual is elected or appointed to the board for the first time. The initial grant of restricted stock units will vest in equal 1/3 installments on the first, second and third anniversary of its date of grant, subject to the director’s continued service through the applicable vesting date. Upon a change in control, all outstanding restricted stock units held by each director will vest in full.
Director Compensation Table for 2020
The following table summarizes the total compensation paid to or earned by our non-employee directors in 2020.
Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)(4)	Total ($)
Jonathan Klein	40,000	169,987	209,987
Liza Landsman	40,000	169,987	209,987
Michael Fleisher	60,000	169,987	229,987

(1)
Messrs. Braccia, Levy and Vidal, our other non-employee directors, did not receive any compensation from us for their service on the board of directors during 2020 and have therefore not been included in the table.

(2)
The amounts in this column represent the annual cash retainer payments made to each individual in respect of 2020.

(3)
Amounts shown in this column represent the grant date fair value, calculated in accordance with FASB ASC Topic 718, of a grant of 6,084 restricted stock units relating to shares of our Class A common stock that was made on June 30, 2020 and will vest on June 30, 2021, subject to continued service through the vesting date. For a summary of the assumptions used in the valuation of these equity awards, please see Note 17 to our audited financial statements included in this prospectus.

(4)
As of December 31, 2020, in addition to the 6,084 restricted stock units granted on June 30, 2020 described in the previous footnote that are subject to vesting on June 30, 2021, Ms. Landsman holds 5,783 restricted stock units that will vest on December 10, 2021 and Mr. Fleisher holds 5,783 restricted stock units that will vest on December 10, 2021.

Director Compensation Following the Listing of our Class A Common Stock on the NYSE
We anticipate that we will implement a revised director compensation program in connection with the effectiveness of the registration statement of which this prospectus forms a part. This prospectus will be updated to include a summary of the revised director compensation program once the terms are determined and finalized.
Squarespace, Inc. 2021 Equity Incentive Plan
We expect to adopt the Squarespace, Inc. 2021 Equity Incentive Plan (the “Equity Incentive Plan”) in connection with the effectiveness of the registration statement of which this prospectus forms a part. The terms of the Equity Incentive Plan and any awards that may be granted thereunder have not yet been determined. This prospectus will be updated to include a summary of the Equity Incentive Plan and any awards that may be granted thereunder once the terms are determined and finalized.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive Compensation,” this section describes transactions, or series of related transactions, since January 1, 2018 to which we were a party or will be a party, in which:
•
the amount involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Stockholders’ Agreement
We are party to an amended and restated stockholders agreement, dated as of October 24, 2019 (the “Existing Stockholders’ Agreement”), with certain of our existing stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of a class of our capital stock. Pursuant to the Existing Stockholders’ Agreement, we have a right to purchase shares of our capital stock which certain stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of a class our capital stock, propose to sell to other parties. From time to time, we have waived our right of first refusal with respect to such sales.
In connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to terminate the Existing Stockholders’ Agreement and enter into a stockholders’ agreement with certain of our existing stockholders that will provide certain rights to General Atlantic, which will be described in a future amendment to this prospectus.
Registration Rights Agreement
In connection with the effectiveness of the registration statement of which this prospectus forms a part, we will have a registration rights agreement with certain of our existing stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of a class of our capital stock, that will provide them with certain rights with respect to the registration of their shares of common stock. This registration rights agreement will be described in a future amendment to this prospectus.
Indemnification Agreements
Our amended and restated certificate of incorporation will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we expect to enter into indemnification agreements with all of our directors and executive officers. See “Description of Capital Stock — Limitation on Liability of Directors and Indemnification.”
Stock Repurchase
In December 2019, we repurchased 11,478 shares of Class A common stock, 591,177 shares of Class B common stock, 3,568,514 shares of Series A-1 redeemable convertible preferred stock, 8,348,512 shares of Series A-2 redeemable convertible preferred stock and 1,754,380 shares of Series B redeemable convertible preferred stock from existing stockholders for an aggregate purchase price of $350.0 million. The following table summarizes our stock repurchases from our directors, executive officers and beneficial holders of more than 5% of our outstanding capital stock:
Stockholder	Aggregate Purchase Price ($)
Anthony Casalena	96,810,428
Johnathan Klein	4,145,940
Entities affiliated with Accel	60,505,503
Entities affiliated with General Atlantic	108,348,829
Entities affiliated with Index Ventures	78,474,249

Tender Offer
In November 2019, as part of a cash tender offer to all current employees at the time, we repurchased 34,104 shares of Class A common stock and 1,779,290 shares of Class B common stock for an aggregate purchase price of $44.5 million, which included repurchases from Courtenay O’Connor, our General Counsel, as well as from our former Chief Financial Officer.
Common Stock Purchase Agreement
In December 2018, we entered into a Class A Common Stock Purchase Agreement with Michael Fleisher, a member of our board of directors, pursuant to which Mr. Fleisher purchased 17,350 shares of our Class A common stock for an aggregate purchase price of $250,014.
Our Policy Regarding Related Party Transactions
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). In connection with the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on the NYSE. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404, had, has or will have a direct or indirect material interest.

PRINCIPAL AND REGISTERED STOCKHOLDERS
The following table sets forth:
•
certain information with respect to the beneficial ownership of our common stock as of                 , 2021 by:

•
each of our named executive officers;

•
each of our directors;

•
all of our directors and executive officers as a group; and

•
each person known by us to be the beneficial owner of more than 5% of any class of our voting securities; and

•
the number of shares of Class A common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the NYSE at prevailing market prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur. See “Plan of Distribution.”
This prospectus registers for resale shares of Class A common stock that are held by certain Registered Stockholders that include (i) our affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officers who acquired shares from us within the prior 12 months from the date of any proposed sale under Rule 701 and hold “restricted” securities under the applicable securities laws and regulations. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus.
Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of Class A common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our Class A common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.
After the listing of our Class A common stock on the NYSE, certain of the Registered Stockholders are entitled to registration rights with respect to their shares of Class A common stock and Class B common stock, as described in “Description of Capital Stock — Registration Rights.”
We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing of our Class A common stock on the NYSE. See “Plan of Distribution.”
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based percentage ownership of our common stock on           shares of our Class A common stock and           shares of our Class B common stock outstanding as of           , 2021, after giving effect to the Existing Preferred Stock Conversion. Although each outstanding share of our Class B common stock may at any time, at the option of the holder, be converted into one share of our Class A common stock, the beneficial ownership of our Class A common stock set forth below excludes the shares of our Class A common stock issuable upon conversion of outstanding shares of our Class B common stock. We have deemed shares of our Class A common stock and Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of           , 2021 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of           , 2021 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the business address of each such beneficial owner is c/o 225 Varick Street, 12th Floor, New York, NY 10014.
Shares Beneficially Owned
	Class A		Class B+		Total Voting %	Shares of Class A Common Stock Being Registered
	Shares	%	Shares	%
Directors and Executive Officers:
Anthony Casalena
Paul Gubbay
Marcela Martin
Andrew Braccia
Michael Fleisher
Johnathan Klein
Liza Landsman
Anton Levy
Dominique Vidal
All executive officers and directors as a group (10 persons)
Other 5% Stockholders:
Entities affiliated with Accel
Entities affiliated with General Atlantic
Entities affiliated with Index Ventures
Other Registered Stockholders:
Non-Executive Officers Holding Common Stock
All Other Registered Stockholders

*
Denotes less than 1.0% of beneficial ownership.

†
Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Shares of our Class A common stock entitle the holder to one vote per share and shares of our Class B common stock entitle the holder to ten votes per share.

+
The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock, as they are expected to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and our amended and restated stockholders’ agreement, which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Following the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, our authorized capital stock will consist of:
•
       shares of Class A common stock, par value $0.0001 per share;

•
       shares of Class B common stock, par value $0.0001 per share; and

•
       shares of redeemable convertible preferred stock, par value $0.0001 per share.

Assuming the Existing Preferred Stock Conversion, which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part, as of           , 2021, there were       shares of our Class A common stock outstanding, held by       stockholders of record,       shares of our Class B common stock outstanding, held by       stockholders of record and no shares of our redeemable convertible preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.
Voting rights
Shares of our Class A common stock are entitled to one vote per share and shares of our Class B common stock are entitled to ten votes per share. The holders of our Class A common stock and the holders of our Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately in the following circumstances:
•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated articles of incorporation that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting power can elect all of the directors then standing for election.
Conversion and transfer
Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock may not be reissued.
Economic rights
Dividends.   Any dividend or distribution paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of stock treated adversely, voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).
Liquidation.   In the event of our liquidation, dissolution or winding-up and upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.
Subdivisions and Combinations.   If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.
No preemptive or similar rights
Holders of shares of our common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.
Fully paid and non-assessable
In connection with the effectiveness of the registration statement of which this prospectus forms a part, our legal counsel will opine that the shares of our Class A common stock to be registered will be fully paid and non-assessable.
Preferred Stock
In connection with the effectiveness of the registration statement of which this prospectus forms a part, no shares of our redeemable convertible preferred stock will be outstanding. Under the terms of our amended and restated certificate of incorporation that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock.
Choice of Forum
Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our amended and restated bylaws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
For more information on the risks associated with our choice of forum provision, see “Risk Factors — Risks Related to Ownership of our Class A Common Stock — Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors — Risks Related to Ownership of our Class A Common Stock — Anti-takeover provisions contained in our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.”

Dual class stock
As described above in “— Common Stock — Voting Rights,” our amended and restated certificate of incorporation may provide for a dual class common stock structure, which will provide holders of our Class B common stock with the ability to control the outcome of matters requiring stockholder approval, even if such holders own significantly less than a majority of the shares of our outstanding common stock.
Stockholder action and special meetings of stockholders
Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance notice requirements for stockholder proposals and director nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Supermajority requirements for amendments of our amended and restated certificate of incorporation and amended and restated bylaws
Certain amendments to our amended and restated certificate of incorporation and our amended and restated bylaws will require the approval of 66 2∕3% of the outstanding voting power of our capital stock.
Authorized but unissued shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Section 203 of the DGCL
We will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:
•
the business combination takes place more than three years after the interested stockholder became an “interested stockholder”;

•
our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Limitation on Liability of Directors and Indemnification
Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:
•
for any breach of the director’s duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
pursuant to Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be       .
Listing
We intend to apply to list our Class A common stock on the NYSE under the symbol “SQSP.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the listing of our Class A common stock on the NYSE, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market following our listing on the NYSE or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Class A common stock prevailing from time to time.
Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of                 , 2021, we will have a total of       shares of Class A common stock and       shares of Class B common stock outstanding. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.
Following the listing of our Class A common stock on the NYSE, shares of our Class A common stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act. Shares of our Class A common stock and Class B common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of Class A common stock under Rule 144, which is expected to include approximately       shares of common stock immediately after the effectiveness of the registration statement of which this prospectus forms a part.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:
•
1% of the number of shares of our Class A common stock then outstanding; and

•
the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares of common stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.
The SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.
Registration Rights
The holders of approximately       shares of our Class A common stock (including shares of our Class B common stock that are convertible into shares of our Class A common stock), or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Certain Relationships and Related Party Transactions —  Registration Rights Agreement.” If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to stock options and RSUs outstanding, as well as shares reserved for future issuance, under our equity compensation plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates and vesting restrictions. See “Executive Compensation — Squarespace, Inc. 2021 Equity Incentive Plan” for a description of our equity compensation plan.

SALE PRICE HISTORY OF OUR CLASS A COMMON STOCK
We intend to apply to list our Class A common stock on the NYSE. Prior to the listing of our Class A common stock on the NYSE, there has been no public market for our Class A common stock. Our Class A common stock has a limited history of private purchases. In fourth quarter of 2019, we repurchased 45,582 shares of Class A common stock and 2,370,467 shares of Class B common stock at a purchase price of $24.52. While the DMM, in consultation with our financial advisors, is expected to consider this information in connection with setting the opening public price of our Class A common stock, this information may, however, have little or no relation to broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on the NYSE. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class A common stock on the NYSE. See “Risk Factors — Risks Related to Ownership of our Class A Common Stock — The public trading price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that acquires our Class A common stock and holds our Class A common stock as a capital asset (generally, property held for investment). The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated or proposed thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that affect the tax consequences described herein. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our Class A common stock.
Moreover, this discussion does not address all aspects of U.S. federal income tax consequences that may be applicable to a Non-U.S. Holder in light of its particular circumstances (including, for example the impact of the Medicare contribution tax on net investment income or alternative minimum tax) or subject to special rules (including, for example, banks and other financial institutions, insurance companies, brokers and dealers in securities or currencies, traders that have elected to mark securities to market, partnerships or other pass-through entities, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that hold our shares as part of a straddle, hedge or other integrated investment, certain United States expatriates and foreign governments or agencies).
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (2) that has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of such distribution in excess of our current or accumulated earnings and profits will be treated, first, as a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock (but not below zero) and, thereafter, as capital gain, which is subject to the tax treatment described below under “— Sale or Other Taxable Disposition.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or our paying agent may treat the entire distribution as a dividend.
Subject to the discussions in the immediately following paragraph on effectively connected income and below under “— Additional Withholding Tax on Payments Made to Foreign Accounts,” dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for such lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim such exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or other applicable documentation), certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States). Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our Class A common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax as discussed above under “— Distributions.”

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though such individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or such Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable documentation), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of such Class A common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

PLAN OF DISTRIBUTION
The Registered Stockholders, and their pledgees, donees, transferees, assignees or other successors in interest may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the NYSE, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class A common stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders, except we have engaged financial advisors with respect to certain other matters relating to the registration of shares of our Class A common stock and listing of our Class A common stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.
We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.
We have engaged Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as our financial advisors to advise and assist us with respect to certain matters relating to the registration of our Class A common stock and our listing, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Class A common stock on the NYSE, the preparation of the registration statement of which this prospectus forms a part and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the DMM who will be setting the opening public price of our Class A common stock on the NYSE. However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with NYSE rules.
The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Class A common stock. Based on information provided to the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the DMM from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with the NYSE rules, because there has not been a recent sustained history of trading in our Class A common stock in a private placement market prior to listing, the DMM will consult with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE, without coordination with us, consistent with the applicable securities laws in connection with our direct listing. Pursuant to the NYSE rules, and based upon information known to it at that time, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Class A common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders), in each case, without coordination with us. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their capacity as our financial advisors, and who are available to consult with the DMM in accordance with the NYSE rules, are expected to provide the DMM with our fair value per share, as determined by our most recently completed independent Class A common stock valuation report, dated as of       , which was $       per share of Class A common stock. The Class A common stock valuation report was prepared by an independent third-party on our behalf, and no financial advisor participated in the preparation of such report. The DMM, in consultation with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC and our other financial advisors, is also expected to consider the information in the section titled “Sale Price History of Our Class A Common Stock.” The Registered

Stockholders will not be involved in the DMM’s process to establish the opening public price, including any decision regarding the timing of the opening trade.
Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Class A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and the NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Class A common stock.
In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Class A common stock than a DMM would in an underwritten initial public offering. For example, because our financial advisors are not acting as underwriters, they will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly. See the section titled “Risk Factors — Risks Related to Ownership of our Class A Common Stock.”
In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated, private transactions exempt from the registration requirements of the Securities Act, and the Registered Stockholders may distribute the shares of Class A common stock covered by this prospectus to affiliates, managers, members, partners, equity holders and/or other interest holders of such Registered Stockholders.
Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.
Each Registered Stockholder may from time to time transfer, pledge, assign or grant a security interest in some or all of the shares of Class A common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, pledgees, assignees or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus, under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, pledgee, assignee or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the registered beneficial owners for purposes of this prospectus.
If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved).

LEGAL MATTERS
Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is our legal advisor. Latham & Watkins LLP, New York, New York, is legal advisor to the financial advisors.
EXPERTS
The consolidated financial statements of Squarespace, Inc. at December 31, 2019, and for the year ended December 31, 2019, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.
Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.squarespace.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as inactive textual references.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Squarespace, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Squarespace, Inc. (the Company) as of December 31, 2019, the related consolidated statements of operations, comprehensive income/(loss), changes in redeemable convertible preferred stock and stockholders’ equity/(deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2015.
New York, NY
January 27, 2021

SQUARESPACE, INC.
Consolidated Balance Sheet
(In thousands, except shares and per share amounts)
December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$43,649
Investment in marketable securities	76,784
Account receivables	4,573
Prepaid expenses and other current assets	36,745
Total current assets	161,751
Property and equipment, net	60,137
Deferred income taxes	2,896
Goodwill	83,171
Intangible assets, net	26,185
Other assets	2,589
Total assets	$336,729
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable	$3,204
Accrued liabilities	46,392
Deferred revenue	164,428
Debt, current portion	8,750
Deferred rent and lease incentives, current portion	939
Total current liabilities	223,713
Debt, non-current portion	339,429
Deferred rent and lease incentives, non-current portion	23,909
Other liabilities	224
Total liabilities	587,275
Commitments and contingencies (see Note 13)
Redeemable convertible preferred stock, par value of $0.0001; 118,117,738 shares authorized as of December 31, 2019; 104,446,332 shares issued and outstanding as of December 31, 2019	126,546
Stockholders’ equity/(deficit):
Class A common stock, par value of $0.0001; 159,000,000 shares authorized; 8,185,625 shares issued and outstanding as of December 31, 2019	1
Class B common stock, par value of $0.0001; 93,782,222 shares authorized; 13,470,755 shares issued and outstanding as of December 31, 2019	1
Additional paid in capital	1,196
Accumulated other comprehensive income/(loss)	(108)
Accumulated deficit	(378,182)
Total stockholders’ deficit	(377,092)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity/(deficit)	$336,729

The accompanying notes are an integral part of these financial statements.

SQUARESPACE, INC.
Consolidated Statement of Operations
(In thousands, except shares and per share amounts)
Year Ended December 31, 2019
Revenue	$484,751
Cost of revenue	81,910
Gross profit	402,841
Operating expenses:
Research and product development	107,645
Marketing and sales	184,278
General and administrative	49,578
Total operating expenses	341,501
Operating income	61,340
Interest expense	(1,080)
Other income, net	3,815
Income before provision for income taxes	64,075
Provision for income taxes	(5,923)
Net income	$58,152
Accretion of redeemable convertible preferred stock to redemption value	(5,340)
Deemed dividends upon repurchase of redeemable convertible preferred stock	(311,610)
Net loss attributable to Class A and Class B common stockholders	$(258,798)
Net loss per share attributable to Class A and Class B common stockholders, basic and diluted	$(14.91)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted	17,354,458
The accompanying notes are an integral part of these financial statements.

SQUARESPACE, INC.
Consolidated Statement of Comprehensive Income/(Loss)
(In thousands)
Year Ended December 31, 2019
Net income	$58,152
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of tax effect	(86)
Unrealized gain on marketable securities, net of tax effect	134
Total other comprehensive income/(loss)	48
Total comprehensive income/(loss)	$58,200
The accompanying notes are an integral part of these financial statements.

SQUARESPACE, INC.
Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity/(Deficit)
(In thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders’ Equity/ (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2019	118,117,738	$144,819	8,030,251	$1	13,359,956	$1	$3,187	$(156)	$(81,098)	$(78,065)
Stock-based compensation	—	—	—	—	—	—	18,321	—	—	18,321
Stock option exercises	—	—	—	—	2,481,266	—	3,982	—	—	3,982
Vested RSUs converted to common shares	—	—	385,735	—	—	—	—	—	—	—
Repurchase of Class A common stock and retirement	—	—	(184,779)	—	—	—	(3,340)	—	—	(3,340)
Tender offer repurchase and share retirement	—	—	(34,104)	—	(1,779,290)	—	(15,614)	—	(28,849)	(44,463)
Investor repurchase and share retirement	(13,671,406)	(23,613)	(11,478)	—	(591,177)		—	—	(326,387)	(326,387)
Accretion of redeemable convertible preferred stock	—	5,340	—	—	—	—	(5,340)	—	—	(5,340)
Net income	—	—	—	—	—	—	—	—	58,152	58,152
Total other comprehensive income, net of taxes	—	—	—	—	—	—	—	48	—	48
Balance at December 31, 2019	104,446,332	$126,546	8,185,625	$1	13,470,755	$1	$1,196	$(108)	$(378,182)	$(377,092)

The accompanying notes are an integral part of these financial statements.

SQUARESPACE, INC.
Consolidated Statement of Cash Flows
(In thousands)
Year Ended December 31, 2019
OPERATING ACTIVITIES:
Net income	$58,152
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,309
Stock-based compensation	17,975
Amortization of (discount)/premium on marketable securities	(998)
Non-cash interest expense	452
Deferred income taxes	(4,018)
Other	236
Changes in operating assets and liabilities:
Accounts receivable	(133)
Prepaid expenses and other current assets	(17,910)
Accounts payable and accrued liabilities	987
Deferred revenue	30,347
Deferred rent and lease incentives	200
Other operating assets and liabilities	(1,266)
Net cash provided by operating activities	102,333
INVESTING ACTIVITIES:
Purchases of marketable securities	(145,850)
Proceeds from the sale and maturities of marketable securities	174,583
Purchase of property and equipment	(8,217)
Cash paid for acquisitions, net of acquired cash	(95,744)
Other	(95)
Net cash used in investing activities	(75,323)
FINANCING ACTIVITIES:
Borrowings on term loan	349,100
Payment of debt issuance costs	(938)
Principal payments on debt	(556)
Surrender of Class A common stock for income tax purposes	(3,340)
Proceeds from exercise of stock options	4,370
Payments for Tender Offer	(44,463)
Payments for Investor Repurchase	(350,000)
Net cash used in financing activities	(45,827)
Effect of exchange rate changes on cash and cash equivalents	(171)
Net decrease in cash and cash equivalents	(18,988)
Cash and cash equivalents at the beginning of the period	62,637
Cash and cash equivalents at the end of the period	$43,649
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$603
Cash paid during the year for taxes	$13,265
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Purchases of property and equipment included in accounts payable and accrued liabilities	$293
Capitalized stock-based compensation	$346
Payment withheld on acquisition	$14,376
The accompanying notes are an integral part of these financial statements.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
1. Description of Business
Squarespace, Inc., and its subsidiaries, (the “Company”) is a leading all-in-one platform for businesses and independent creators to build a beautiful online presence, grow their brands and manage their businesses across the internet. The Company offers websites, domains, e-commerce, tools for managing a social media presence, marketing tools and scheduling capabilities. The Company is headquartered in New York, New York, with additional offices in Portland, Oregon and Dublin, Ireland.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.
The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s consolidated financial statements may not be comparable to financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards based on public company effective dates.
The Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the Company’s total annual gross revenue is at least $1,070,000, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which the Company issued more than $1,000,000 in non-convertible debt securities during the prior three-year period, or (iv) the date on which the Company becomes a large accelerated filer.
2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the Company’s wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Functional Currency
The functional currency of the Company’s wholly-owned Irish subsidiary, Squarespace Ireland Limited (“Limited”), is the local currency, or the Euro. Accordingly, assets and liabilities of Limited are translated into U.S. dollars at exchange rates in effect on the balance sheet date. Retained earnings and other equity items are translated at historical rates, and revenue and expense items are translated at average exchange rates for the period. Translation adjustments are recorded as a component of accumulated other comprehensive income/(loss) in stockholders’ equity/(deficit). Foreign currency impact on the statement of cash flows is translated to U.S. dollars using average exchange rates for the period, which approximates the timing of cash flows. The Company reports the effect of exchange rate changes on cash and cash equivalents balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured at period-end using the period-end exchange rate. Gains and losses resulting from remeasurement are recorded in other income, net in the consolidated statement of operations. Transaction gains for the year ended December 31, 2019 were $1,241.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Management’s estimates are based on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Significant estimates include but are not limited to (i) the recognition and measurement of loss contingencies, indirect tax liabilities and certain accrued liabilities; (ii) the inputs used in the valuation of acquired intangible assets; (iii) the estimated useful lives of intangible and depreciable assets; (iv) the grant date fair value of stock-based awards; and (v) the recognition, measurement and valuation of current and deferred income taxes. The Company evaluates its assumptions and estimates on an ongoing basis and adjusts prospectively, if necessary.
Operating Segments and Reporting Units
Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), who makes decisions about allocating resources and assessing performance. The Company defines its CODM as its Chief Executive Officer (“CEO”). An operating segment is determined to be a reporting unit if all of its components are similar or if it consists of a single component. A component consists of a business within the operating segment for which discrete financial information is available with a level of segment management that regularly reviews the operating results of that component. The Company’s business operates in one operating segment, with one component, as substantially all of the Company’s offerings operate on a single platform and are deployed in an identical way with the CODM evaluating the Company’s financial information, resources and performance of these resources on a consolidated basis. As the Company operates in one operating segment, with one reporting unit, all required financial segment information can be found in the consolidated financial statements. As of December 31, 2019, the Company did not have material long-lived assets located outside of the United States.
Concentration of Risks Related to Credit, Interest Rates and Foreign Currencies
The Company is subject to credit risk, interest rate risk on indebtedness, market risk on investments and foreign currency risk in connection with the Company’s operations in Ireland.
The Company maintains the components of its cash and cash equivalents balance in various accounts, which from time to time exceed the federal depository insurance coverage limit. In addition, substantially all cash and cash equivalents, as well as marketable securities, are held by one financial institution. The Company has not experienced any concentration losses related to its cash, cash equivalents and marketable securities to date.
As of December 31, 2019, no single customer accounted for more than 10% of the Company’s accounts receivable or revenue.
The Company is also subject to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances and intercompany loans with and as transactions are incurred in local customer currencies sold through Limited.
Cash and Cash Equivalents
Cash and cash equivalents are stated at fair value. The Company considers all highly liquid investments purchased with an original maturity date of 90 days or less from the date of original purchase to be cash equivalents.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Investment in Marketable Securities
The Company classifies its investment in marketable securities as available for sale securities which are stated at fair value, as determined by quoted market prices. Unrealized gains and losses are reported in accumulated other comprehensive income/(loss). Unrealized losses are evaluated for impairment and those considered other than temporary impaired are recorded as a charge to other income, net on the consolidated statement of operations. Subsequent gains or losses realized upon redemption or sale of these securities in excess or below their adjusted cost basis are also recorded as other income, net on the consolidated statement of operations. The cost of securities sold is based upon the specific identification method.
The Company considers all of its investment in marketable securities, irrespective of the maturity date, as available for use in current operations, and therefore classifies these securities within current assets on the consolidated balance sheet.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.
The three-level hierarchy for fair value measurements is defined as follows:
Level 1
Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Refer to Note 6 — Fair Value of Financial Instruments for further information.
Accounts Receivable
Accounts receivable consists of receivables from third party credit card providers and other trade receivables. Accounts receivable are recorded at the invoiced amount and do not bear interest. There was no allowance for doubtful accounts as of December 31, 2019 and changes in the Company’s allowance for doubtful accounts during the year ended December 31, 2019 were immaterial.
Property and Equipment, net
Property and equipment is carried at cost and is depreciated over its estimated useful life using the straight-line method beginning on the date the asset is placed in service. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life. The Company regularly evaluates the estimated remaining useful lives of its property and equipment to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation. Cost and the related accumulated depreciation and amortization are deducted from property and equipment, net on the consolidated balance sheet upon retirement. Maintenance and repairs are charged to expense when incurred.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Capitalized Software Development Costs
The Company capitalizes certain software development costs, including employee-related expenses such as salaries and stock-based compensation, incurred in connection with additional functionality to its platform, as well as internal-use projects during the application development stage. These costs are amortized on a straight-line basis over an estimated useful life of three years.
Software development costs incurred during planning and maintenance and minor upgrades and enhancements of software without additional functionality are expensed as incurred.
Business Combinations
The Company evaluates acquisitions to determine whether it is a business combination or an asset acquisition. The Company accounts for the acquisition of businesses under the acquisition method of accounting. The Company includes the results of operations of acquired businesses in its consolidated financial statements as of the respective dates of acquisition. The purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill. Critical estimates used in valuing certain acquired intangible assets include, but are not limited to, future expected cash flows (primarily from customer relationships and technology) and discount rates.
The determination of fair value requires considerable judgment and is sensitive to changes in the underlying assumptions. The Company’s estimates are preliminary and subject to adjustment, which may result in material changes to the final valuation. During the measurement period, which will not exceed one year from closing, the Company will continue to obtain information to assist in finalizing the acquisition date fair values. Any qualifying changes to the preliminary estimates will be recorded as adjustments to the respective assets and liabilities, with any residual amounts allocated to goodwill. Any transaction costs are expensed as incurred.
Asset acquisitions are accounted for using a cost accumulation model, with the cost of the acquisition allocated to the acquired assets based on their relative fair values. Goodwill is not recognized in an asset acquisition.
Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. The recognition of goodwill, which is generally amortizable for income tax purposes, represents the strategic and synergistic benefits the Company expects to realize from acquisitions.
Goodwill is not amortized to earnings, rather, assessed for impairment annually during the fourth quarter for its single reporting unit. The Company also performs an assessment at other times if events or changes in circumstances indicate the carrying value of the assets may not be recoverable.
In conducting the annual impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, a quantitative assessment is performed and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded. The Company’s analysis did not indicate impairment of goodwill during the year ended December 31, 2019.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Intangible Assets
The Company’s finite-lived intangible assets are amortized on a straight-line basis, which is aligned to the economic benefit of the asset, over their estimated remaining life.
Long-Lived Assets
Long-lived assets or asset groups are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be fully recoverable. Upon occurrence, recoverability is measured by comparing the sum of the undiscounted expected future cash flows the asset or asset group is expected to generate to its carrying amount. If the carrying amount of the asset exceeds its undiscounted expected future cash flows, an impairment loss is recognized in the amount of the excess of the carrying amount over the fair value of the asset. Any write-downs are treated as permanent reductions in the carrying amount of the respective asset. There was no impairment of long-lived assets recorded during the year ended December 31, 2019.
Leases
The Company categorize leases at their inception as either operating or capital. In the ordinary course of business, the Company enters into long term operating leases for office space. The Company’s headquarters is located in New York, New York. The Company also has office leases in Portland, Oregon and Dublin, Ireland, all of which have varying commencement and expiration dates. The Company recognizes rent expense on a straight-line basis over the lease period and accrues for rent expense incurred, but not paid. Any related lease incentives are recorded as a reduction in rent expense on a straight-line basis over the lease term. The Company classifies deferred rent and lease incentives as current based on the rent expense that will be recognized during the succeeding 12-month period from the balance sheet date. All other deferred rent and lease incentives are recorded as non-current on the consolidated balance sheet. The Company subleased a portion of office space and recognized rental income on a straight-line basis as an offset to rent expense.
Revenue Recognition
The Company primarily derives revenue from monthly and annual subscriptions, including domain managed services. Revenue is also derived from non-subscription services including fixed fees earned on revenue share arrangements with third parties and fixed transaction fees the Company earns on sales made through its customers’ websites.
Revenue is recognized when control of the promised services is transferred to the customer, in an amount reflecting the consideration the Company expects to be entitled to in exchange for those services. Revenue is recognized net of expected refunds and any sales or indirect taxes collected from customers, which are subsequently remitted to governmental authorities. The Company typically receives payment at the time of sale and its customer arrangements do not include a significant financing component. The majority of the Company’s customer arrangements and the period between customer payment and transfer of control of the service is expected to be one year or less. Payments received in advance of transfer of control or satisfaction of the related performance obligation are recorded as deferred revenue with the aggregate amount representing the transaction price allocated to those performance obligations that are partially or fully unsatisfied. Subscription plans automatically renew unless advanced notice is provided to the Company.
Arrangements with the Company’s customers do not represent a license and do not provide the customer with the right to take possession of the software supporting the Company’s SaaS-based technology platform at any time.
The Company determines revenue recognition through the following steps:
•
identification of the contract, or contracts, with a customer;

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
•
identification of the performance obligations in the contract;

•
determination of the transaction price;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the Company satisfies a performance obligation.

Subscription and domain managed services revenue is generally recognized over-time with the exception of cases where the Company acts as a reseller of third-party software solutions. The Company has determined that subscriptions represent a stand-ready obligation to perform over the subscription term. These performance obligations are satisfied over time as the customer simultaneously receives and consumes the benefits. Subscription revenues related to third-party software solutions are recognized on a net basis, at a point in time. The Company determined that it satisfies its performance obligation by facilitating the transfer between the customer and the third-party developer. Domain managed services revenue consists of consideration received from customers in exchange for domain registration and management services. The Company recognizes consideration received from domain managed services on a gross basis over the subscription term since the Company is obligated to manage its customers’ domains over a contractual period, which is typically one year.
Revenue associated with non-subscription offerings is primarily recognized at a point in time. Included in non-subscription revenue are revenue share arrangements with payment processors and third-party business applications (together “Commerce Partners”). Consideration received from reseller arrangements with its Commerce Partners is recognized at a point in time as the Company is acting as an agent and facilitating the sale of products between its customers and third parties. Non-subscription revenue also includes transaction fees where the Company charges customers fees for sales completed on their websites. This transaction fee revenue is recognized at a point in time, when the sale has been completed.
Performance Obligations
Certain customer arrangements include multiple performance obligations which consist of access or use of some or all of the Company's products. For arrangements that include multiple performance obligations, the transaction price to each of the underlying performance obligations is allocated based on its relative stand-alone selling price (“SSP”) and other factors. The Company determines SSP based on the price at which the distinct service is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information such as market conditions, internally approved pricing and cost-plus expected margin guidelines related to the performance obligations. For new customers, the Company offers certain products free of charge for the first year. The Company has determined that this offer is a material right and accordingly, the transaction price is allocated to these performance obligations and recognized as the respective performance obligation is satisfied.
Revenue by Product Type
The following summarizes the Company’s revenue recognition policy for its disaggregated product types:
Presence
Presence revenue primarily consists of fixed-fee subscriptions to the Company’s plans that offer core platform functionalities (“presence plans”). Additionally, presence revenue consists of fixed-fee subscriptions to third-party software solutions, fixed-fee subscriptions to social media stories, and domain managed services.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Commerce
Commerce revenue primarily consists of fixed-fee subscriptions to the Company’s plans that offer all the features of presence plans including additional marketing and commerce transaction tools. Commerce revenue also includes fixed-fee subscriptions to the Company’s scheduling services, non-subscription revenue derived from fixed fees earned on revenue share arrangements with Commerce Partners, and fixed transaction fees earned on sales made through its customers’ sites.
Assets Recognized from Contract Costs
The Company capitalizes customer arrangement origination costs related to affiliate fees on customer referrals (“referral fees”). Amounts expected to be recognized within one year of the balance sheet date are recorded as prepaid expenses and other current assets, with the remaining portion recorded as other assets on the consolidated balance sheet. No referral fees are paid to third parties for renewals. Capitalized origination costs are considered to be incremental and recoverable costs of obtaining a contract with a customer. The costs are deferred and amortized on a straight-line basis over the future benefit period of approximately four years and are included within marketing and sales on the consolidated statement of operations. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in its industry.
The Company’s fulfillment costs (such as setup costs) are expensed as incurred as these do not generate or enhance resources of the Company that will be used in satisfying future performance obligations and do not meet the criteria for capitalization. No other material contract costs were capitalized during the period.
The Company periodically reviews the estimated benefit period so that the amortization is consistent with the transfer of services to the customer to which the asset relates.
Cost of Revenue
Cost of revenue consists primarily of domain registration fees, credit card and payment processor fees, hosting costs and app fees. Cost of revenue also includes customer support employee-related expenses, allocated shared costs and depreciation and amortization. Employee-related expenses consist of salaries, taxes, benefits, and stock-based compensation.
Research and Product Development
Research and product development expenses are primarily employee-related expenses, costs associated with continuously developing new solutions and enhancing the Company’s technology platform and allocated shared costs. These costs are expensed as incurred. Employee-related expenses consist of salaries, taxes, benefits, and stock-based compensation.
Marketing and Sales
Marketing and sales expenses include costs related to advertisements used to drive customer acquisition, employee-related expenses related to the Company’s brand, customer acquisition and creative assets, referral fees and allocated shared costs. Advertising costs primarily consist of fees paid to third parties for marketing and advertising campaigns across television and radio, search engines, online display and social media. Depending on the nature of the advertising, costs are expensed at the time a commercial initially airs, when a promotion first appears in the media or as incurred. The Company’s advertising costs for the year ended December 31, 2019 was $160,129. Employee-related expenses consist of salaries, taxes, benefits, and stock-based compensation.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
General and Administrative
General and administrative expenses are primarily employee-related expenses associated with supporting business operations, expenses required to comply with government regulations in the markets in which the Company operates and allocated shared costs. The functional elements included in general and administrative are finance, people, legal, information technology and overall corporate support. Employee-related expenses consist of salaries, taxes, benefits, and stock-based compensation.
Stock-Based Compensation
Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized ratably as expense, net of forfeitures, over the requisite service period, which is the vesting period. The determination of the grant date fair value of stock option awards issued is affected by a number of variables and subjective assumptions, including (i) the fair value of the Company’s Class A and Class B common stock, (ii) the expected Class A and Class B common stock price volatility over the expected life of the award, (iii) the expected term of the award, (iv) risk-free interest rates, (v) the exercise price, and (vi) the expected dividend yield of the Company’s Class A and Class B common stock. Forfeitures are recorded as they occur if the employee fails to meet the requisite service period. Stock-based compensation is allocated on a specific identification basis for each individual employee recipient and is classified into the corresponding line item where the related employee’s cash compensation and benefits reside within the consolidated statements of operations.
The fair value of the Company’s shares of Class A and Class B common stock underlying the awards has historically been determined by the board of directors with input from management and independent third-party valuation specialists, as there was no public market for the Company’s Class A and Class B common stock. The board of directors determines the fair value of the Class A and Class B common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, the Company’s operating and financial performance, the lack of liquidity of Class A and Class B common stock, transactions in the Company’s Class A and Class B common stock, and general and industry specific economic outlook, amongst other factors.
Other Income, net
Other income, net is primarily comprised of net investment income and realized and unrealized foreign currency gains and losses.
Income Taxes
The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences attributable to both differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as the existence of any net operating losses and certain income tax credit carryforwards. Income tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse as well as the expected income tax effects of net operating loss and certain income tax credit carryforwards. The impact of tax law changes is recognized in periods when the change is enacted. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. No valuation allowance was recorded as of December 31, 2019 and no significant changes in valuation allowances were recognized during the year ended December 31, 2019.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
A two-step approach is applied in the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.
Any tax-related penalties are included as part of the corresponding operating expense amount and tax-related interest is included within interest expense in the consolidated statements of operations.
Accretion of Redeemable Convertible Preferred Stock
The carrying value of the Series A-2 and Series B redeemable convertible preferred stock is accreted to redemption value from the date of issuance to the earliest redemption date using the effective interest method. Increases to the carrying value of redeemable convertible preferred stock recognized in each period are charged to retained earnings, or in the absence of retained earnings, to additional paid in capital, or in the absence of additional paid in capital, to accumulated deficit.
Share Repurchases and Retirements
Repurchases and retirements of shares are reflected as a reduction to additional paid-in capital, or in the absence of additional paid-in capital, to accumulated deficit.
Net Income/(Loss) Per Share Attributable to Common Stockholders
The Company calculates net income/(loss) per share attributable to Class A and Class B common stock using the two-class method required for companies with participating securities. The Company considers redeemable convertible preferred stock to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of the Company’s declaration of a dividend for shares of Class A and Class B common stock. During periods when the Company is in a net loss position, the net loss attributable to Class A and Class B common stockholders is not allocated to the redeemable convertible preferred stock and unvested Class A and Class B common stock under the two-class method as these securities do not have a contractual obligation to share in the Company’s losses. Payment in excess of the carrying value on the redemption of redeemable convertible preferred stock represents a deemed dividend to the redeemable convertible preferred stockholder. Accordingly, the difference between the amount paid upon redemption and the carrying value of the redeemable convertible preferred stock is deducted from (if a premium) or added to (if a discount) net income to arrive at net income (loss) available to Class A and Class B common stockholders.
Distributed and undistributed earnings allocated to participating securities are subtracted from net income/(loss) in determining net income/(loss) attributable to Class A and Class B common stockholders. Basic net income per share is computed by dividing net income/(loss) attributable to Class A and Class B common stockholders by the weighted-average number of shares of the Company’s Class A and Class B common stock outstanding.
The diluted net income/(loss) per share attributable to Class A and Class B common stockholders is computed by giving effect to all dilutive securities. Diluted net income per share attributable to Class A and Class B common stockholders is computed by dividing the resulting net income attributable to Class A and Class B common stockholders by the weighted-average number of fully diluted Class A and Class B common shares outstanding. The Company used the if-converted method as though the conversion, exchange or vesting, respectively, had occurred as of the beginning of the period or the original date of issuance, if later. During periods when there is a net loss attributable to Class A and Class B common stockholders, potentially dilutive Class A and Class B common stock equivalents are excluded from the calculation of

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
diluted net loss per share attributable to Class A and Class B common stockholders as their effect is anti-dilutive. If the effect of a conversion of an instrument is neutral to earnings per share, the Company considers the security to be dilutive.
Recently Issued Accounting Pronouncements
Accounting Pronouncements Recently Adopted
In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows (Topic 230) — Classification of Certain Cash Receipts and Cash Payments. The standard clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows and amends certain disclosure requirements of ASC 230. The guidance will generally be applied retrospectively. The Company adopted this standard as of January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The standard provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. If substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets, the assets acquired are not considered a business. The Company adopted this standard as of January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In February 2018 the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, that gives entities the option to reclassify to retained earnings tax effects related to items that have been stranded in accumulated other comprehensive income as a result of the Tax Cut and Jobs Act. An entity that elects to reclassify these amounts must reclassify stranded tax effects related to the Act’s change in US federal tax rate for all items accounted for in other comprehensive income. These entities can also elect to reclassify other stranded effects that relate to the Act but do not directly relate to the change in the federal tax rate. Entities can choose whether to apply the amendments retrospectively to each period in which the effect of the Act is recognized or to apply the amendments in the period of adoption. The Company adopted this standard as of January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
Accounting Pronouncements Pending Adoption
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). This standard will require lessees to recognize a right-of-use asset and a lease liability for operating leases initially measured at the present value of the lease payments on its consolidated balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In July 2018, the FASB issued ASU 2018-10, Leases (Topic 842): Codification Improvements (“ASU 2018-10”) and ASU 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), to provide additional guidance for the adoption of ASU 2016-02. ASU 2018-10 clarifies certain provisions and corrects unintended applications of the guidance. ASU 2018-11 provides an alternative transition method which allows entities the option to present all prior periods under previous lease accounting guidance while recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Deferral of the Effective Date, which requires nonpublic companies to adopt the provisions of ASU 2016-02 for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the timing of its adoption of this standard and the impact on its consolidated financial statements. The Company currently believes the most significant impact upon

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
adoption will be the recognition of material right-of-use assets and lease liabilities on the consolidated balance sheet associated with operating leases. The Company does not expect the adoption will have a material impact on its consolidated statements of operations.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard will require entities to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. It also modifies the impairment model for available-for-sale debt securities and provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) —  Effective Dates, which requires nonpublic companies to adopt the provisions of ASU 2016-13 for fiscal years and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the timing of its adoption of this standard and the impact on its consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the prior guidance’s goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. ASU No. 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2021 for nonpublic entities. Early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. This standard is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance substantially consistent with the accounting for employee share-based compensation. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019 and interim periods within annual reporting periods beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption date of ASU 2014-09. The Company will adopt this standard as of January 1, 2020, and it is not expected to have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This aligns the accounting for implementation costs incurred in cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for nonpublic companies for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021 with early adoption permitted. The amendments in this standard can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company expects to adopt this standard as of January 1, 2021, and does not expect the adoption to have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard will simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance. This standard is effective for nonpublic entities for annual reporting periods beginning after December 15, 2021 and interim periods within annual reporting periods beginning after December 15, 2022 with early adoption permitted. The Company is currently evaluating the timing of its adoption of this standard and the impact on its consolidated financial statements.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
3. Revenue
The Company has disaggregated revenue from contracts with customers by product type, subscription type, revenue recognition pattern, and geography as these categories depict the nature, amount, timing and uncertainty of revenue and how cash flows are affected by economic factors.
Revenue by Product Type, Subscription Type and Revenue Recognition Pattern
The following table summarizes revenue by product type, subscription type, and revenue recognition pattern for the year ended December 31, 2019:
	Year Ended December 31, 2019
	Presence	Commerce	Total
Subscription revenue
Transferred over time	$395,721	$64,388	$460,109
Transferred at a point in time	7,347	—	7,347
Non-subscription revenue
Transferred over time	609	19	628
Transferred at a point in time	479	16,188	16,667
Total revenue	$404,156	$80,595	$484,751
Revenue by Geography
Revenue by geography is based on the customer’s self-reported country identifier or, if not available, the billing address or IP address, and was as follows:
Year Ended December 31, 2019
United States	$343,051
International	141,700
Total revenue	$484,751
There are currently no countries included in International that are greater than 10% of total revenue.
Deferred Revenue
The deferred revenue balance as of December 31, 2019 represents the Company’s aggregate remaining performance obligations that are expected to be recognized as revenue within subsequent periods. Generally, the Company’s contracts are for one year or less and the value for contracts with terms greater than one year is immaterial. The change in deferred revenue for the year ended December 31, 2019 primarily reflects cash payments received during the period for which the performance obligation was not satisfied prior to the end of the period partially offset by $132,515 of revenues recognized during the year that comprised the deferred revenue balance at December 31, 2018.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Capitalized Contract Costs
Assets capitalized related to referral fees consisted of the following:
December 31, 2019
Prepaid referral fees, current	$1,370
Prepaid referral fees, non-current	2,484
Total	$3,854
Amortization of referral fees for year ended December 31, 2019 was $1,466 and was included in marketing and sales expenses on the consolidated statement of operations.
There were no impairment charges recognized related to capitalized contract costs for the year ended December 31, 2019.
Obligations for Refunds and Other Similar Obligations
The Company did not have any material change in revenue recognition from a previous period due to refunds, change in transaction price or other consideration variables and obligations for refunds were not material as of December 31, 2019.
4. Acquisitions
Acuity Scheduling, Inc.
On April 19, 2019, the Company acquired substantially all of the assets of Acuity Scheduling, Inc. (“Acuity”), an appointment scheduling and online bookings software solution, for $50,000 (“the Acuity Acquisition”). The acquisition complements the Company’s existing platform and is expected to accelerate growth in the Company’s scheduling service offering. The total consideration is to be paid as follows: $25,000 was paid to the seller at closing, $15,000 will be paid on the first anniversary of the closing date (the “Acquisition Liability”) and $10,000 was paid to a third-party escrow agent at the date of closing and will be distributed the second anniversary of the closing date.
The Acquisition Liability was recorded at its present value of $14,376 as of the acquisition date and is included in accrued liabilities on the consolidated balance sheet at December 31, 2019. The difference between the amount to be paid on the first anniversary of the closing date and the present value will be recorded ratably as interest expense. The inputs used to record the Acquisition Liability at its fair value is considered Level 3 on the fair value hierarchy and used an appropriate discount rate based upon the Company’s estimated borrowing rate. During the year ended December 31, 2019, total interest expense related to the Acquisition Liability was $436.
The Company recorded $17,500 of identifiable intangible assets, including technology, trade name and customer relationships, and $32,160 of goodwill related to the Acuity Acquisition, all of which is amortizable for tax purposes. The acquired finite-lived intangible assets, consisting mainly of technology, were valued using various income-based approaches. The acquired finite-lived intangible assets have a total weighted-average amortization period of 4.5 years with the individual useful lives by asset disclosed below.
Identified Intangible Assets	Useful Life
Technology	5 years
Tradename	3 years
Customer relationships	3 years

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Videolicious, Inc.
On August 23, 2019, the Company acquired all of the equity interest in Videolicious, Inc. (“Videolicious”), including its wholly-owned subsidiary Videolicious Poland Sp. z o.o (“Videolicious Poland”), a leading provider of automatic video creation solutions, for approximately $11,670 (the “Videolicious Acquisition”). This acquisition complements the Company’s existing service offerings and management expects it to provide additional opportunities to enhance the online presence of individuals and businesses. The total consideration was paid as follows: $9,170 was paid to the seller at closing and $2,500 was paid to a third-party escrow agent which will distribute such amount during February 2021.
The Company recorded $5,710 of identifiable intangible assets and $7,506 of goodwill related to the Videolicious Acquisition, all of which is amortizable for tax purposes. The acquired finite-lived intangible assets were valued using various income-based approaches. The acquired finite-lived intangible assets have a total weighted-average amortization period of 7.2 years with the individual useful lives by asset disclosed below.
Identified Intangible Assets	Useful Life
Technology	5 years
Tradename	3 years
Customer relationships	8 years
Unfold Creative, LLC.
On October 15, 2019, the Company acquired all of the equity interests in Unfold Creative, LLC, (“Unfold”), a leading provider of content and marketing tools for social media, for $50,016 (the “Unfold Acquisition”). This acquisition complements the Company’s existing service offerings and management expects it to provide additional opportunities to enhance the online presence of individuals and businesses. The Unfold Acquisition was accounted for as a business combination for accounting purposes and an asset purchase for tax purposes. The total consideration was paid as follows: $45,016 was paid to the seller at closing and $5,000 was paid to a third-party escrow agent which will distribute such amount by April 2021.
The Company recorded $6,649 of identifiable intangible assets, including trade name, customer relationships and technology, and $43,505 of goodwill related to the Unfold Acquisition, all of which is amortizable for tax purposes. The acquired finite-lived intangible assets were valued using income and cost-based approaches. The acquired finite-lived intangible assets have a total weighted-average amortization period of 3.1 years with the individual useful lives by asset disclosed below.
Identified Intangible Assets	Useful Life
Technology	5 years
Tradename	3 years
Customer relationships	2 years
The following table sets forth the allocation of the purchase price to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed for each acquisition, with the excess recorded to goodwill and cash paid for acquisitions:
	Acuity	Videolicious	Unfold	Total
Net tangible assets (liabilities) acquired	$(349)	$(1,546)	$(138)	$(2,033)
Technology	12,700	1,200	633	14,533
Customer relationships	3,700	4,300	830	8,830
Tradename	1,100	210	5,186	6,496

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
	Acuity	Videolicious	Unfold	Total
Net assets acquired	$17,151	$4,164	$6,511	$27,826
Consideration transferred	49,311	11,670	50,016	110,997
Goodwill	$32,160	$7,506	$43,505	$83,171

Amount
Consideration transferred	$110,997
Less: Acquisition Liability	(14,376)
Less: Cash acquired	(877)
Cash paid for acquisitions, net of acquired cash	$95,744
The goodwill acquired in each of the acquisitions above represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce and expected future synergies. The Company recognized immaterial acquisitions costs in connection with these acquisitions. These costs were expensed as incurred.
The results of operations for the acquisitions have been included in the consolidated statement of operations since their acquisition dates. Actual and pro forma revenue and earnings for the acquisitions have not been presented because they do not have a material impact to the Company’s consolidated revenue and results of operations, either individually or in aggregate.
5. Investment in Marketable Securities
The following tables represent the amortized cost, gross unrealized gains and losses and fair market value of the Company’s available-for-sale (“AFS”) marketable securities:
	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
Corporate bonds and commercial paper	$38,696	$67	$—	$38,763
Asset backed securities	20,924	25	(4)	20,945
U.S. treasuries	17,059	18	(1)	17,076
Total investment in marketable securities	$76,679	$110	$(5)	$76,784
The following table represents the AFS marketable securities that were in an unrealized loss position aggregated by investment category and the length of time that individual securities have been in a continuous loss position:
	December 31, 2019
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Asset backed securities	$3,017	$(4)	$—	$—	$3,017	$(4)
U.S. treasuries	4,009	(1)	—	—	4,009	(1)
Total	$7,026	$(5)	$—	$—	$7,026	$(5)
The Company believes that these losses are temporary because it does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
of their amortized cost basis, which may be maturity. The cost of marketable securities sold is based upon the specific identification method.
The contractual maturities of the investments classified as marketable securities were as follows:
December 31, 2019
Due within 1 year	$68,906
Due in 1 year through 5 years	7,878
Total investments in marketable securities	$76,784
Investment Income
Investment income consists of interest income and accretion income/amortization expense on the Company’s cash, cash equivalents and marketable securities, and is recorded in other income, net on the consolidated statement of operations. The components of investment income were as follows:
Year Ended December 31, 2019
Interest income	$1,919
Accretion income	998
Total investments income	$2,917
6. Fair Value of Financial Instruments
A summary of the Company’s investments in marketable securities (including, if applicable, those marketable securities classified as cash and cash equivalents) were as follows:
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$564	$—	$—	$564
Available-for-sale debt securities
Corporate bonds and commercial paper	—	38,763	—	38,763
Asset backed securities	—	20,945	—	20,945
U.S. treasuries	17,076	—	—	17,076
Total	$17,640	$59,708	$—	$77,348
The Company’s valuation techniques used to measure the fair value of money market funds and certain available-for-sale securities were derived from quoted prices in active markets for identical assets. The valuation techniques used to measure the fair value of the Company’s other debt securities, all of which have counterparties with high credit ratings, were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data. There were no transfers of financial instruments between Level 1, Level 2, and Level 3 during the period presented.
For certain other financial instruments, including accounts receivables, accounts payable and accrued liabilities, the carrying amounts approximate the fair value of such instruments due to the relatively short maturity of these balances. The recorded amounts of the Company’s debt obligations approximate their fair values as they are based upon rates available to the Company for obligations of similar terms and maturities.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
7. Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:
December 31, 2019
Prepaid advertising fees	$18,565
Prepaid income tax	7,152
Prepaid operational expenses	4,870
Other current assets	6,158
Total prepaid expenses and other current assets	$36,745
8. Property and equipment, net
Property and equipment, net consisted of the following:
	Estimated Useful Life (Years)	December 31, 2019
Computer hardware	3	$24,803
Furniture and fixtures	7	4,515
Leasehold improvements	Shorter of estimated useful life or remaining term of lease	65,660
Software development costs	3	10,857
Total property and equipment		105,835
Less: accumulated depreciation		(45,698)
Total property and equipment, net		$60,137
Depreciation and amortization expense related to property and equipment, net was as follows:
Year Ended December 31, 2019
Cost of revenue	$7,681
Research and product development	3,847
Marketing and sales	1,241
General and administrative	1,866
Total depreciation and amortization expense	$14,635
Capitalized Software Development Costs
Amortization of capitalized software development costs included in depreciation and amortization expense was as follows:
Year Ended December 31, 2019
Cost of revenue	$1,161
General and administrative expenses	342
Total amortization of capitalized software development costs	$1,503
Capitalized software development costs, net, included in property and equipment, net, were $8,851 as of December 31, 2019.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
9. Goodwill and Intangible Assets, net
Goodwill
During the year ended December 31, 2019, the Company recorded $83,171 to goodwill as a direct result of the acquisitions included in Note 4 — Acquisitions. There have been no impairment charges recognized relating to the goodwill recorded to date.
Intangible assets, net
The following table summarizes the carrying value of the Company’s intangible assets:
	December 31, 2019
	Useful Lives (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Technology	5	$14,533	$(1,905)	$12,628
Customer relationships	2 to 8	8,830	(1,116)	7,714
Tradenames	3	6,496	(653)	5,843
Total intangible assets, net		$29,859	$(3,674)	$26,185
Technology, customer relationships and tradenames have a weighted-average remaining useful life of 5.0 years, 5.3 years and 3.0 years, respectively. The weighted-average remaining useful life for finite-lived intangible assets was 4.2 years as of December 31, 2019.
Amortization expenses included in cost of revenue was $1,905 for the year ended December 31, 2019. Amortization expenses included in general and administrative expenses was $1,769 for the year ended December 31, 2019.
As of December 31, 2019, the expected future amortization expense for finite-lived intangible assets was as follows:
Year Ending December 31,	Amount
2020	$7,317
2021	7,168
2022	5,311
2023	3,444
2024	1,533
Thereafter	1,412
Total	$26,185
10. Accrued Liabilities
Accrued liabilities consisted of the following:
December 31, 2019
Accrued marketing expenses	$14,042
Accrued indirect taxes	11,239
Accrued Acquisition Liability	14,812
Other accrued expenses	6,299
Total accrued liabilities	$46,392

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
11. Debt
Debt outstanding as of December 31, 2019 is as follows:
December 31, 2019
2019 Term Loan	$350,000
Less: unamortized original issue discount	(892)
Less: unamortized deferred financing costs	(929)
Less: debt, current	(8,750)
Total debt, non-current	$339,429
2019 Credit Facility
On December 12, 2019 (the “Closing Date”), the Company entered into a credit agreement (the “2019 Credit Agreement”) with certain lending institutions (the “2019 Credit Facility”) which included Initial Term A Loans for $350,000 (“2019 Term Loan”), Revolving Credit Loans of up to $25,000 (“2019 Revolver”), which included a Letters of Credit sub-facility available up to a total of $15,000 (“2019 Letter of Credit”). The 2019 Credit Facility has a maturity of five years.
The 2019 Term Loan was used to provide for the repurchase, and subsequent retirement, of outstanding capital stock; see Note 15 – Stockholders’ Equity/(Deficit) for additional details. In addition, proceeds from the issuance of the 2019 Term Loan were used for certain transaction fees and expenses related to the issuance of the 2019 Credit Facility. Fees paid as a reduction to the proceeds to the lead arranger of the 2019 Credit Facility were capitalized as original issue discount. In addition, costs incurred directly related to the issuance of the 2019 Credit Facility were capitalized as deferred financing costs. As of December 31, 2019, the amount of unamortized original debt discount and deferred financing costs were $892 and $929, respectively, and are being amortized over the term of the 2019 Credit Facility using the effective interest method.
Borrowings under the 2019 Credit Facility are subject to an interest rate equal to LIBOR or Prime rate, defined as the rate of last interest quoted by the Wall Street Journal, plus an applicable rate, subject to a 1.75% cap and 1.25% floor on applicable LIBOR loans and a 0.75% cap and 0.25% floor on Prime loans. The applicable margin is based on a consolidated debt to consolidated EBITDA ratios as defined by the 2019 Credit Agreement. The effective interest rate as of December 31, 2019 was 3.25%.
The 2019 Term Loan requires scheduled quarterly payments beginning March 31, 2020 in an amount equal to 0.625% on the amounts issued to the Company on the Closing Date through and including December 31, 2021, with 1.875% on the amounts issued on the Closing Date due beginning March 31, 2022 through and including December 31, 2023, 2.5% on the amounts issued on the Closing Date due beginning March 31, 2024 through and including September 30, 2024 with the balance due at maturity. In addition, the 2019 Credit Facility includes certain customary prepayment requirements based on events such as asset sales, debt issuances or incurrences and sale leasebacks.
As of December 31, 2019, the amount available related to the 2019 Revolver was $25,000, excluding $7,143 of outstanding letters of credit issued. Certain of the Company’s operating lease agreements require security deposits in the form of cash or an irrevocable letter of credit. The letters of credit issued as of December 31, 2019 were related to security deposits for the Company’s applicable leased locations. In addition, the Company is required to pay a commitment fee of 0.20% to 0.25%, depending on the consolidated total debt to consolidated EBITDA ratio as defined by the 2019 Credit Agreement, quarterly to the lenders in respect of the unutilized commitments.
The 2019 Credit Agreement contains certain customary affirmative covenants and events of default. The negative covenants in the 2019 Credit Facility include, among other items, limitations on the ability,

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
subject to negotiated exceptions, to incur additional indebtedness or issue additional preferred stock of the Company, the creation or issuance of certain liens on certain assets, enter into agreements related to mergers and acquisitions, including the sale of certain assets, dispose of assets or declare, make or pay dividends and distributions. In addition, the 2019 Credit Agreement contains certain negative covenants for the consolidated total debt to consolidated EBITDA ratio, as defined by the 2019 Credit Agreement, and commencing with December 31, 2019 and all fiscal quarters thereafter through maturity, to be greater than 3.75 to 1.00, notwithstanding a 0.50 step-up in the event of a permitted acquisition of up to twice during the life of the facility. If the Company is not in compliance with the covenants under the 2019 Credit Agreement or it otherwise experiences an event of default, the lenders may require full repayment of all principal outstanding. As of December 31, 2019, the Company was in compliance with all applicable covenants.
The fair value of the 2019 Term Loan was approximately $350,000 as of December 31, 2019. The fair market value estimate is based on Level 2 of the fair market value hierarchy.
In December 2020, the Company entered into an amended and restated credit agreement with certain lending institutions which included Additional Term A Loans for $200,000. Refer to Note 21 - Subsequent Events for further information.
2015 Credit Facility
On September 1, 2015, the Company entered into a loan agreement (the “2015 Loan Agreement”) providing up to $32,500 of total debt financing including a $20,000 Term Loan (the “2015 Term Loan”), a $10,000 Revolver (the “2015 Revolver”), including a letter of credit sub-facility, and a line of credit of $2,500 (the “2015 Line of Credit”). The 2015 Line of Credit was closed during 2016 and the 2015 Term Loan matured during 2018. During 2018, the Company signed an amendment which extended the maturity date of the Revolver to August 31, 2021. On December 12, 2019, in connection with the issuance of the 2019 Credit Facility, the 2015 Revolver, including all outstanding letters of credit thereunder, were terminated. At the date of termination, there were no amounts outstanding under the 2015 Revolver and all outstanding letters of credit were transferred to the 2019 Credit Facility.
Interest Expense
Total interest expense related to debt was $613 for the year ended December 31, 2019.
Scheduled Principal Payments
The scheduled principal payments required under the terms of the 2019 Credit Facility were as follows:
Year Ending December 31,	Amount
2020	$8,750
2021	8,750
2022	26,250
2023	26,250
2024	280,000
Total	$350,000
12. Income Taxes
As of December 31, 2019, the Company is subject to income taxation and files income tax returns in the U.S. federal jurisdiction, various U.S. state and foreign jurisdictions.
The domestic and foreign components of the Company’s income before provision for income taxes are as follows:

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Year Ended December 31, 2019
U.S.	$55,896
Foreign	8,179
Total income before provision for income taxes	$64,075
The Company’s income tax provision / (benefit) for the year ended December 31, 2019 is comprised of the following:
December 31, 2019
Current:
Federal	$7,663
State	975
Foreign	1,303
Total current	9,941
Deferred:
Federal	(3,243)
State	(646)
Foreign	(129)
Total deferred	(4,018)
Total income tax provision	$5,923
U.S. Tax Reform
The U.S. Tax Cuts and Jobs Act (the “TCJA”) was signed into force on December 22, 2017 and introduced significant changes to U.S. income tax law. Under the TCJA, the U.S. federal corporate income tax rate was reduced from 35% to 21% beginning in 2018, a one-time transition tax was imputed on the deemed repatriation of accumulated foreign subsidiary earnings not previously subject to U.S. income tax and a new minimum tax on certain foreign earnings was established, among other items. The Company has concluded the accounting for the TCJA based on associated legislative updates within the time period set forth in Staff Accounting Bulletin No. 118, which resulted in an immaterial impact to the Company’s overall financial results.
With effect from January 1, 2018, certain foreign earnings (known as Global Intangible Low-Taxed Income (“GILTI”)) are subject to a minimum tax in accordance with the TCJA. The Company elected to account for the minimum tax on GILTI in the period in which it is incurred. As of December 31, 2019, the Company incurred a GILTI tax impact of $192.
A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate for the year ended December 31, 2019 is as follows:

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Year Ended December 31, 2019
Expected income tax (benefit) expense at federal statutory tax rate (21%).	$13,456
Effect of:
State and local income taxes, net of federal benefit	651
Nondeductible expenses	791
Stock-based compensation	(7,722)
Effect of foreign operations	(477)
Foreign-derived intangible income deduction	(610)
Other adjustments	(166)
Total income tax provision	$5,923
The Company’s income taxes payable have been affected by earnings realized in foreign jurisdictions with statutory tax rates lower than the U.S. federal statutory tax rate.
Deferred Income Taxes
Deferred tax assets and liabilities reflect the effects of net operating losses, income tax credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Significant components of the Company’s deferred income tax assets and liabilities were as follows:
December 31, 2019
Deferred tax assets:
Accrued expenses	$1,206
Deferred lease incentives	2,341
Deferred rent	3,614
Net operating loss carryforwards	4,532
Total deferred tax assets	11,693
Deferred tax liabilities:
Deferred expenses	(925)
Software development costs	(2,171)
Depreciation and amortization	(3,065)
Stock-based compensation	(2,433)
Other	(203)
Total deferred tax liabilities	(8,797)
Net deferred tax asset	$2,896
As of December 31, 2019, no U.S. income taxes were provided on the earnings of foreign subsidiaries to the extent such earnings are considered indefinitely reinvested. Although the undistributed earnings can generally be distributed back without incurring additional U.S. federal income tax as a result of the one-time transition tax under the TCJA, the Company has not changed its indefinite reinvestment assertion with respect to these earnings. Upon distribution of these earnings in the form of dividends, the Company does not anticipate any material tax costs.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Net Operating Loss Carryovers
As of December 31, 2019, the Company had gross operating loss carryovers at the U.S. state and local level available to offset future taxable income, the most material of which are $34,105 for the State of New York and $26,159 for the City of New York. If unused, the State of New York and City of New York gross operating loss carryforwards will generally begin to expire in 2030.
The Company’s ability to utilize the aforementioned gross operating loss carryovers in the future may be subject to restrictions in the event of future ownership changes as defined in Section 382 of the U.S. Internal Revenue Code. Such annual limitations could result in the expiration of the gross operating loss carryovers before utilization.
Uncertain Tax Positions
As of December 31, 2019, there were no uncertain tax positions recorded. The Company believes that amounts reflected in its income tax returns substantially comply with applicable U.S. federal, state, and foreign tax regulations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed during the audit of the Company’s tax returns are resolved in a manner inconsistent with its expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs.
Open Tax Years
The Company’s corporate income tax returns for the years ended December 31, 2015 through December 31, 2019 remain subject to examination by taxing authorities in various U.S. states and Ireland.
13. Commitments and Contingencies
Leases
The Company has entered into various long term operating lease space for its offices. As of December 31, 2019, a summary of each lease is as follows:
Location	Primary Purpose	Lease Expires
Varick Street, New York, New York	Headquarters, Office	October 2030
Dublin, Ireland	Office	March 2030
Portland, Oregon	Office	January 2031
Broadway, New York, New York	Office(1)	June 2020

(1)
This location is currently fully subleased through the remaining term of the lease.

The Varick Street lease provides for rent increases every five years and the Company has the option to extend this lease for two renewal periods of five years each. The space was fully functional at the time of lease execution, however, the Company made significant improvements to the space in prior years of $49,938. The landlord provided tenant improvement allowances of $12,346, which are recorded as a reduction in rent expense on a straight-line basis over the lease period. The leasehold improvements are being amortized over the lease term, unless the useful life of a specific asset was determined to be shorter than the lease term.
The Company also pays rent on a month-to-month basis for certain temporary and remote offices for its employees in New York and Texas.
As noted in Note 11 — Debt, certain of the Company’s operating lease agreements require security deposits in the form of cash or an irrevocable letter of credit. The $7,143 letters of credit issued as of

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
December 31, 2019 were related to security deposits for the Company’s applicable leased locations. As of December 31, 2019, the Company maintained security deposits on the office leases of $295 which is recognized as other assets in the consolidated balance sheet.
As of December 31, 2019, future minimum lease commitments under long term operating leases and expected minimum sublease rental income were as follows:
	Operating Lease Payments	Sub-Lease Income
Years Ending:
2020	$11,880	$878
2021	12,367	377
2022	12,653	377
2023	12,903	377
2024	13,401	188
Thereafter	86,096	—
Total	$149,300	$2,197
Total rent expense for the year ended December 31, 2019 was $10,713 (net of sub-lease income of $1,084).
Indirect Taxes
The Company is subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which it conducts business. Therefore, the Company has an obligation to charge, collect and remit Value Added Tax (“VAT”) or Goods and Services Tax (“GST”) in connection with certain of its foreign sales transactions and sales and use tax in connection with eligible sales to subscribers in certain U.S. states. In addition, on June 21, 2018, the U.S. Supreme Court overturned the physical presence nexus standard and held that states can require remote sellers to collect sales and use tax. As a result of this ruling and given the scope of the Company’s operations, taxing authorities continue to provide regulations that increase the complexity and risks to comply with such laws and could result in substantial liabilities, prospectively as well as retrospectively. Based on the information available, the Company continues to evaluate and assess the jurisdictions in which indirect tax nexus exists and believes that the indirect tax liabilities are adequate and reasonable. However, due to the complexity and uncertainty around the application of these rules by taxing authorities, results may vary materially from the Company’s expectations. The Company had an indirect tax liability of $11,239 as of December 31, 2019, which is included within accrued liabilities on the consolidated balance sheet.
Certain Risks and Concentrations
The Company’s revenues were principally generated from SaaS customers used to establish their online presence. The market is highly competitive and rapidly changing. Significant changes in this industry, technological advances or changes in customer buying behavior could adversely affect the Company’s future operating results.
Other
The Company is subject to litigation and other claims that arise in the ordinary course of business. While the ultimate result of outstanding legal matters cannot presently be determined, the Company does not expect that the ultimate disposition will have a material adverse effect on its results of operations or financial condition. However, legal matters are inherently unpredictable and subject to significant

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
uncertainties, some of which are beyond the Company’s control. Based on the Company’s current knowledge, the final outcome of any particular legal matter will not have a material adverse effect on the Company’s financial condition.
14. Redeemable Convertible Preferred Stock
The authorized, issued and outstanding shares of the redeemable convertible preferred stock were as follows:
	Authorized and Originally Issued Shares	December 31, 2019
		Outstanding Shares	Net Carrying Value
Series A-1	57,999,960	54,431,446	$6
Series A-2	47,483,380	39,134,868	62,368
Series B	12,634,398	10,880,018	64,172
Total	118,117,738	104,446,332	$126,546
The Company’s Series A-1 redeemable convertible preferred stock does not have any liquidation preference. The liquidation preferences for Series A-2 and Series B redeemable convertible preferred stock were as follows:
	December 31, 2019
	Liquidation Preference	Issuance Price/Liquidation Preference Per Share
Series A-2	$31,699	$0.81
Series B	34,490	3.17
Total	$66,189
The rights, preferences, restrictions, and privileges of the holders of redeemable convertible preferred stock are as follows:
Liquidation Preferences
Upon liquidation, dissolution, or winding up of the Company or a deemed liquidation event as defined in the Amended and Restated Certificate of Incorporation, the assets legally available for distribution to the Company’s stockholders will be distributed to the holders of Series A-1 redeemable convertible preferred stock and the holders of Class A common stock and Class B common stock after payment of liquidation proceeds to holders of Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock as set forth in the Amended and Restated Certificate of Incorporation. The holders of the Series A-2 and Series B redeemable convertible preferred stock are entitled to receive an amount per share equal to the sum of i) the Series A-2 redeemable convertible preferred stock original issue price ($0.81 per share) or the Series B redeemable convertible preferred stock original issue price ($3.17) (dependent on the redeemable convertible preferred shares series owned) and ii) any declared but unpaid dividends on such shares. If the proceeds distributed amongst the holders of the Series A-2 and Series B redeemable convertible preferred stock are insufficient to permit full payment of the previously mentioned liquidation preferences, then the entire proceeds legally available for distribution are to be distributed ratably amongst the holders of such shares in proportion to the full preferential amount that each such holder is otherwise entitled to receive.
Second, preferential payout will be made to the holders of Class A and Class B common stock, Series A-1 and A-2 redeemable convertible preferred stock pro rata on an as-converted to Class A and

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Class B common stock basis until the holders of the Series A-2 redeemable convertible preferred stock have received $3.24 per share.
Finally, if proceeds remain after the Series A-2 redeemable convertible preferred stockholders have received $3.24 per share, the holders of Class A and Class B common stock and Series A-1 redeemable convertible preferred stock will receive the remaining proceeds pro rata on an as-converted to Class A and Class B common stock basis.
Dividends
Redeemable convertible preferred stockholders are entitled to receive dividends when and if declared by the board of directors prior and in preference (or simultaneously on a pari passu basis) to the payment of any dividend or distribution on the shares of Class A and Class B common stock.
Dividends that are payable in Class A and Class B common stock are not subject to the preference above and Class A and Class B common stockholders may participate in any such stock dividends.
Redemption
Any time after March 12, 2021, the holders of at least 60% of the then outstanding shares of Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock (which must include the approval of General Atlantic (SQRS II) LP and General Atlantic (SQRS) LP (“GA”) so long as GA holds at least 7,200,000 shares) can submit to the Company a request to redeem all of the then outstanding shares of Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock at $1.62 per share, and $6.33 per share, respectively, in three annual installments (the date of each such installment the “Redemption Date”). If the funds of the Company are not sufficient to redeem the full number of shares, the funds legally available will be used to redeem the maximum number of shares ratably among the holders of such shares to be redeemed. The shares not redeemed shall remain outstanding and entitled to all the rights and preferences associated with such shares until additional funds are legally available for redemption.
The redemption value of the redeemable convertible preferred stock is as follows as of December 31, 2019:
Redemption Value
Series A-2	$63,462
Series B	68,891
Total redemption value	$132,353
As noted in the “Liquidation Preferences” section above, the Series A-1 redeemable convertible preferred stock is redeemable upon a deemed liquidation event, the occurrence of which is not solely within the Company’s control. Since redemption is not probable (i.e., a deemed liquidation event is not probable), the Series A-1 redeemable convertible preferred stock has also been classified as temporary (mezzanine) equity.
Conversion Privileges
Series A-1 redeemable convertible preferred stock becomes Disqualified if the initial owner transfers its shares and their related control of the shares. The holders of Disqualified Series A-1 redeemable convertible preferred stock (as defined in the Charter), Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock can at any time, and in any event on or prior to the fifth day prior to the redemption date, if applicable, convert their stock to Class A common stock as determined by dividing the original issue price by the conversion price in effect at the time. The holders of Series A-1 redeemable convertible preferred stock (other than Disqualified Series A-1 redeemable convertible preferred stock)

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
can at any time convert their shares into Class B common stock as determined by dividing the original issue price by the conversion price in effect at the time. As of December 31, 2019, the conversion price is $0.81, $0.81, and $3.17 for the Series A-1, Series A-2, and Series B redeemable convertible preferred stock, respectively. The conversion price will be adjusted for any issuances of common stock without consideration or for consideration per share less than the conversion price applicable to Series A-2 or Series B redeemable convertible preferred stock, stock splits or dividends, combinations, other distributions or recapitalizations.
As of December 31, 2019, 4,092,447 shares of outstanding Series A-1 redeemable convertible preferred stock were Disqualified and 50,338,999 shares of outstanding Series A-1 redeemable convertible preferred stock, primarily held by the CEO, were Qualified.
Automatic Conversion
Each share of Series A-1 redeemable convertible preferred stock (other than Disqualified Series A-1 redeemable convertible preferred stock) shall automatically be converted into a share of Class B common stock and all other series of redeemable convertible preferred stock shall automatically be converted into a share of Class A common stock at the applicable conversion rate for such series of redeemable convertible preferred stock immediately prior to the earlier of (i) the Company’s sale of its Class A and Class B common stock in a firm commitment, underwritten public offering pursuant to a registration statement on Form S-1 which exceeds $100,000 in aggregate proceeds, or (ii) (A) in regards to the Series A-1 redeemable convertible preferred stock (Qualified and Disqualified) or the Series B redeemable convertible preferred stock, the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A-1 redeemable convertible preferred stock (Qualified and Disqualified) or Series B redeemable convertible preferred stock, respectively and (B) in regards to the Series A-2 redeemable convertible preferred stock, the date specified by vote or written consent of the holders of at least 60% of the then outstanding shares of Series A-2 redeemable convertible preferred stock.
Voting Rights
The holder of each share of Series A-1 redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock, and Series B redeemable convertible preferred stock shall have the right to one vote for each share of Class A and Class B common stock into which such redeemable convertible preferred stock could then be converted (assuming for such purposes only that all such redeemable convertible preferred stock is convertible into Class B common stock at its then applicable conversion rate), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A and Class B common stock, except as otherwise provided in the Charter or by law.
Series A-1, Series A-2 and Series B Redeemable Convertible Preferred Stock Purchase
On October 29, 2019, existing stockholders of the Company (the “Sellers”) agreed to sell certain shares of the Company’s Series A-1, Series A-2 and Series B redeemable convertible preferred stock to a new stockholder (the “Purchaser”) in exchange for cash. The Sellers collectively sold 509,788 shares of Series A-1 redeemable convertible preferred stock, 1,263,788 shares of Series A-2 redeemable convertible preferred stock and 265,576 shares of Series B redeemable convertible preferred stock to the Purchaser for $24.52 per share for an aggregate consideration of $50,000.
15. Stockholders’ Equity/(Deficit)
Class A Common Stock
Each holder of shares of Class A common stock shall be entitled to one-tenth of one vote for each share held; following an initial public offering, holders of shares of Class A common stock will be entitled to one vote for each share held.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Class B Common Stock
Each holder of shares of Class B common stock shall be entitled to one vote for each share held; following an initial public offering, holders of shares of Class B common stock will be entitled to ten votes for each share held.
Tender Offer
On November 5, 2019, the Company commenced a one-time cash tender offer to repurchase up to a combined 2,200,000 shares of Class A common stock and Class B common stock, including those issuable upon exercise of options, (together, the “Eligible Shares”) for the current fair value of $24.52 per share for an aggregate purchase price of $53,944 from employees (the “Tender Offer”). Unvested shares of Class A and Class B common stock, including those issuable upon exercise of unvested options and those issuable upon settlement of unvested restricted stock units, were not eligible to participate in the Tender Offer. On December 11, 2019 (the “Tender Offer Closing date”), the Company completed the Tender Offer for the elected Eligible Shares in the amounts of 34,104 shares of Class A common stock and 1,779,290 shares of Class B common stock for a total consideration of $44,463. The Company recorded the transactions as a reduction to equity as the transaction completed at fair value.
The Board of Directors of the Company approved the immediate retirement of all of Class A common stock and Class B common stock that were repurchased from existing stockholders of the Company upon the Tender Offer Closing date.
Investor Repurchase
The Company agreed to repurchase outstanding Class A common stock, Class B common stock, Series A-1, Series A-2 and Series B redeemable convertible preferred stock from existing stockholders on December 13, 2019 (the “Repurchase Closing date”). The Company repurchased 11,478 shares of Class A common stock, 591,177 shares of Class B common stock, 3,568,514 shares of Series A-1 redeemable convertible preferred stock, 8,348,512 shares of Series A-2 redeemable convertible preferred stock and 1,754,380 shares of Series B redeemable convertible preferred stock for $24.52 per share for an aggregate purchase price of $350,000.
The Board of Directors of the Company approved the immediate retirement of all of Class A common stock, Class B common stock, Series A-1, Series A-2 and Series B redeemable convertible preferred stock that were repurchased from existing stockholders of the Company upon the Repurchase Closing date.
Dividends
The Company shall not declare or pay any dividends on Class A common stock or Class B common stock unless the same dividend or distribution with the same record date and payment dated shall be declared or paid on all shares of Class A and Class B common stock. During the year ended December 31, 2019, the Company did not declare or pay any dividends.
The Company had reserved shares of Class A and Class B common stock for issuance, on an as-converted basis, as follows:
December 31, 2019
Shares reserved for redeemable convertible preferred stock outstanding	104,446,332
Options issued and outstanding	6,602,149
Restricted stock units	5,723,783
Executive restricted stock	4,460,858

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
December 31, 2019
Shares available for future grants	1,787,435
Total	123,020,557

16. Accumulated Other Comprehensive Income/(Loss)
Total accumulated other comprehensive income/(loss) consisted of the following:
	January 1, 2019	Additions	Reclassifications	December 31, 2019
Foreign currency translation loss	$(101)	(86)	—	$(187)
Unrealized gains/(losses) on marketable securities	(55)	104	30	79
Accumulated other comprehensive income/(loss)	$(156)	18	30	$(108)
17. Stock-Based Compensation
Squarespace, Inc. Amended and Restated 2008 Equity Incentive Plan
In January 2008, the Company established and approved the Squarespace, Inc. 2008 Equity Incentive Plan which was ratified in 2010 and was subsequently amended and restated in March 2016 (“the 2008 Plan”). Under the 2008 Plan, which covers certain employees and consultants, the Company granted shares of its Class B common stock in the form of stock options. The stock options granted have a term of ten years and generally vest over four years. The exercise price of the stock options was equal to the fair value of the Class B common stock of the Company as of the date of grant, as determined by the Company’s Board of Directors. After November 17, 2017, there were no additional grants from the 2008 Plan. Shares issued under the 2008 Plan shall be drawn from authorized and unissued shares. In addition to service based awards, the Company also granted certain options that contain both a service condition and performance condition, as discussed below.
A summary of the Company’s stock option activity for the 2008 Plan during the year ended December 31, 2019 is as follows:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Life (years)	Aggregate Intrinsic Value
As of January 1, 2019	9,334,493	$2.08	5.46	$115,122
Options granted	—
Options exercised	(2,481,266)	1.61
Options forfeited and cancelled	(251,078)	4.15
As of December 31, 2019	6,602,149	$2.18	4.69	$147,482
Options vested at December 31, 2019	5,584,262	$1.64	4.20	$127,788
Options expected to vest at December 31, 2019	1,017,887	$5.17	7.36	$19,694
Options exercisable at December 31, 2019	5,584,262	$1.64	4.20	$127,788
As of December 31, 2019, there was $1,919 of total unrecognized compensation costs, net of actual forfeitures, related to stock option grants that are expected to be recognized over a weighted-average period of 1.3 years. The tax benefit of stock option exercises was $8,719 for the year ended December 31, 2019.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
The Company recognizes the impact of forfeitures in the period that the option is forfeited. All of the Company’s stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards.
On August 22, 2017 and September 10, 2017, the Company granted a total of 513,239 stock options to certain executives that contain both a service and a performance condition (“IPO Options”). These stock options have an exercise price of $6.15 per share and total fair value of $1,351 on the respective grant dates. These stock options shall vest and become exercisable as follows: (i) 33.3% of the total number of shares underlying these options will vest upon an IPO or a change in control of the Company, as defined in the option agreements (the “Initial Vesting Date”) and (ii) thereafter, 33.3% of the total number of shares underlying these options shall vest on each of the one year anniversary of the Initial Vesting Date and the two year anniversary of the Initial Vesting Date, respectively, provided that each executive continues to provide services to the Company on the applicable vesting date. As of December 31, 2019, the Company has not recorded compensation expense related to the IPO Options since the performance condition was not deemed satisfied, as the closing of an initial public offering event or change in control is not deemed probable until consummated.
As of December 31, 2019, there were no changes in facts and circumstances for triggering events and no expense was recognized related to these grants during the year ended December 31, 2019.
Squarespace, Inc. 2017 Equity Incentive Plan
On November 17, 2017, the Company’s Board of Directors approved the Squarespace, Inc. 2017 Equity Incentive Plan (“the 2017 Plan”). Under the 2017 Plan, the Company may grant shares of its Class A common stock in the form of restricted stock units (“RSUs”), stock options, stock appreciation rights, performance stock awards and other stock awards. RSUs generally vest over four years and are measured based on the fair market value of the underlying Class A common stock on the date of grant, as determined by the Company’s Board of Directors. The maximum number of shares available for issuance under the 2017 Plan as of December 31, 2019 was 7,501,393.
A summary of the Company’s RSU activity for the 2017 Plan during the year ended December 31, 2019 is as follows:
	No. of RSUs	Weighted Average Grant Date Fair Value Per RSU
RSUs outstanding – January 1, 2019	2,012,399	$13.65
RSUs granted	4,465,569	17.55
RSUs vested	(385,735)	13.58
RSUs forfeited and cancelled	(368,450)	13.86
RSUs outstanding – December 31, 2019	5,723,783	$16.70
The fair value of share units vested was $7,099. As of December 31, 2019, there was $79,860 of total unrecognized compensation costs related to RSU grants that are expected to be recognized over a weighted-average period of 1.9 years.
In connection with the vesting of the RSUs, the Company reacquired 184,779 shares for $3,340 during the year ended December 31, 2019, in order to satisfy employee tax withholding obligations. The employees received the net number of shares after consideration to those reacquired. The reacquired shares subsequently became available again for issuance under the Plan.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
The following table summarizes the shares available for future grants:
Shares Available for Future Grant
Balance at January 1, 2019	5,448,697
Granted	(4,465,569)
Forfeited and cancelled	619,528
Reacquired to satisfy employee tax withholding obligations	184,779
Balance at December 31, 2019	1,787,435
Executive Restricted Stock Grant
On August 22, 2017, the Company granted its CEO 4,460,858 shares of Class B common stock with a grant date fair value of $27,434 (the “CEO Stock Grant”). Under the initial agreement, these shares were to be forfeited as of a date that is three years and six months following the date of grant unless one of the following occurs prior to that date: (1) a Liquidation Event (other than a liquidation, dissolution or winding up of the Company) as defined by the Stock Grant Agreement or (2) an Initial Public Offering, as defined by the Stock Grant Agreement. In August 2020, the forfeiture period was extended to four years following the date of grant (i.e., extended from February 2021 to August 2021) and the modified grant date fair value is approximately $237,719.
Stock-Based Compensation
The classification of stock-based compensation by line item within the consolidated statement of operations is as follows:
Year Ended December 31, 2019
Cost of revenue	$532
Research and product development	12,087
Marketing and sales	1,737
General and administrative	3,619
Total stock-based compensation	$17,975
The amounts above exclude $346 of stock compensation capitalized as property and equipment, net, and the related tax benefit associated with stock-based compensation recognized was $9,130.
18. Retirement Plans
The Company has a 401(k) savings plan in which the employees of the Company may participate. Employees may elect to defer portions of their salary pursuant to a formula upon meeting certain age and service requirements. The Company make matching contributions on behalf of participants equal to 100% on participant contributions up to 3% of their compensation and 50% for participant contributions up to an additional 2% of their compensation. Participants are immediately and fully vested in their voluntary contributions and all matching contributions. Participants are immediately and fully vested in their voluntary contributions and all matching contributions.
The Company’s 401(k) matching payments, totaling $3,368 for the year ended December 31, 2019, are included on a specific identification basis per applicable employee to the consolidated statement of operations line item caption to which the employee’s compensation is recorded.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Limited offers a tax efficient Defined Contribution Pension plan to all of its employees, and after completing three months of service, will contribute up to 4% of the employee’s annual salary. During the year ended December 31, 2019, Limited contributed $117 to this plan.
19. Related Party Transactions
On September 1, 2014, the Company entered into an agreement with Getty Images to resell certain content to the Company’s customers. The Deputy Chairman of Getty Images is a member of the Company’s Board of Directors. Amounts recorded in connection with this agreement were not material for the year ended December 31, 2019.
20. Net Income/(Loss) per Share Attributable to Class A and Class B Common Stockholders
The Company computes net income/(loss) per share of Class A common stock and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share in the Company’s net loss.
The following table sets forth the computation of basic and diluted loss per share attributable to Class A and Class B common stockholders:
Year Ended December 31, 2019
Numerator:
Net income	$58,152
Less: accretion of redeemable convertible preferred stock to redemption value	(5,340)
Less: deemed dividends upon redemption of redeemable convertible preferred stock	(311,610)
Net loss attributable to Class A and Class B common stockholders, basic and diluted	$(258,798)
Denominator:
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted	17,354,458
Net loss per share attributable to Class A and Class B common stockholders, basic and diluted	$(14.91)
The following weighted-average outstanding shares of potentially dilutive securities were excluded from the computation of diluted income per share attributable to Class A and Class B common stockholders for the period presented because including them would have been antidilutive:
December 31, 2019
Redeemable convertible preferred stock	104,446,332
Outstanding stock options	6,602,149
Restricted stock units	5,723,783
Executive restricted stock	4,460,858
Total	121,233,122
21. Subsequent Events
The Company has evaluated subsequent events through January 27, 2021, the date the consolidated financial statements were available to be issued.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
Debt
In December 2020, the Company amended the 2019 Credit Agreement (“2020 Credit Agreement”) to increase the size of the 2019 Term Loan to $550,000 (collectively the “2020 Term Loan”) and extend the maturity date for the 2020 Term Loan and the 2019 Revolver to December 11, 2025. The additional term loan of $200,000 was used to provide for the payment of a one-time dividend. The 2020 Term Loan requires scheduled quarterly principal payments beginning March 31, 2021. In addition, the 2020 Credit Agreement includes certain customary prepayment requirements for the 2020 Term Loan, which are triggered by events such as asset sales, incurrences of indebtedness and sale leasebacks.
The 2020 Credit Agreement contains certain customary affirmative covenants and events of default. The negative covenants in the 2020 Credit Agreement include, among others, limitations on the Company’s ability (subject to negotiated exceptions) to incur additional indebtedness or issue additional preferred stock, incur liens on assets, enter into agreements related to mergers and acquisitions, dispose of assets or pay dividends and distributions. In addition, commencing with the fiscal quarter ending December 31, 2020, the Company is required to maintain an indebtedness to consolidated EBITDA ratio of not more than 4.50, tested as of the last day of each fiscal quarter, with a step-down to 4.25 for the fiscal quarters ending March 31, 2022 and June 30, 2022, a further step-down to 4.00 for the fiscal quarters ending September 30, 2022 and December 31, 2022 and a final step-down to 3.75 for the fiscal quarter ending March 31, 2023 and each fiscal quarter thereafter (the “Financial Covenant”), subject to customary equity cure rights. The Financial Covenant is subject to a 0.50 step-up in the event of a material permitted acquisition, which the Company can elect to implement up to two times during the life of the facility. If the Company is not in compliance with the covenants under the 2020 Credit Agreement or the Company otherwise experiences an event of default, the lenders would be entitled to take various actions, including acceleration of amounts due under the 2020 Credit Agreement.
The obligations under the 2020 Credit Agreement are guaranteed by the Company’s wholly-owned domestic subsidiaries and are secured by substantially all of the assets of the guarantors, subject to certain exceptions.
Dividend
In December 2020, the Company declared a one-time dividend of $2.666 per share, for a total of $340,006, for all shareholders of record as of December 14, 2020. Dividends of $339,638 were paid on December 29, 2020; the remainder is expected to be paid during January 2021.
Employee Bonus
In December 2020, the Company announced a one-time bonus of $11,590 allocated to employees. Total bonus payments of $11,362 were paid on December 31, 2020; the remainder is expected to be paid during January 2021.
Executive Restricted Stock Grant
In August 2020, the forfeiture period for the CEO Stock Grant was extended to four years following the date of grant (i.e., extended from February 2021 to August 2021). Refer to Note 17 — Stock-Based Compensation.
Stock-Based Compensation
In 2020, the Company granted 1,585,618 restricted stock units based on an average fair market value of the underlying Class A common stock of $32.01 per share on the date of grant. These grants include 138,261 restricted units issued to three new executives in 2020, for a total grant date fair value of $6,500.

SQUARESPACE, INC.
Notes to Consolidated Financial Statements
(In thousands, except shares and per share amounts)
During 2020, 718,145 restricted stock units vested, and 897,777 stock options were exercised and settled for common stock for cash consideration of $1,435.
During 2020, upon the departure of executives holding IPO Options 438,239 were forfeited. In addition, the remaining 75,000 IPO Options vested upon the departure of one of the executives and the Company recognized $1,180 of expenses associated with these options.
COVID-19
In March 2020, the World Health Organization declared the outbreak of the novel respiratory illness COVID-19 a pandemic. The new strain of COVID-19 emerged in China and is considered to be highly contagious and poses a serious public health threat. State mandated lockdowns have adversely impacted many companies, as many public health regulations transformed or even halted daily operations. The Company has not experienced a materially negative impact from COVID 19 and continues to monitor the global situation and the potential impact on the Company’s financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects on the Company’s results of operations, financial condition, or liquidity for fiscal year 2021 or thereafter.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses payable by the Registrant in connection with this registration statement and the listing of the Registrant’s Class A common stock. All amounts shown are estimates except for the SEC registration fee and the exchange listing fee.
Amount Paid or to Be Paid
SEC registration fee	$	*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment

Item 14.   Indemnification of Directors and Officers
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
The Registrant expects to adopt an amended and restated certificate of incorporation, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, and will provide that the Registrant will indemnify, to the fullest extent permitted under the DGCL, each person who was or is a party or threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer or while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, member, manager, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee in such Proceeding.
In addition, the Registrant’s amended and restated certificate of incorporation will allow the Registrant, by the action of the Registrant’s board of directors, to indemnify and advance expenses to any person (and the heirs, executors or administrators of such person) who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Registrant or, while an employee or agent of the Registrant, is or was serving at the request of the Registrant as a director, member, manager, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding, including in defending any Proceeding in advance of its final disposition.

In connection with the effectiveness of the registration statement of which this prospectus forms a part, the Registrant will have entered into indemnification agreements with each of its current directors and executive officers. Each indemnification agreement provides or is expected to provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement (with the Registrant’s consent) of any Proceeding. The indemnification agreements provide or will provide for the advancement or payment of all expenses to the Indemnitee and for reimbursement of such advanced expenses to the Registrant if it is found that such Indemnitee is not entitled to such indemnification under applicable law.
The Registrant maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Registrant arising out of Proceedings based on acts or omissions in their capacities as directors or officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant or the Registrant’s directors or the Registrant’s officers or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.   Recent Sales of Unregistered Securities
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2018. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.
(a) Stock Options and Restricted Stock Units
Since January 1, 2018, the Registrant has issued and sold to its employees and others an aggregate of       shares of Class B common stock in connection with the exercise of options granted under its equity compensation plans at a weighted average price of $      per share.
Since January 1, 2018, the Registrant has granted to its employees and others restricted stock units for an aggregate of       shares of Class A common stock under its equity compensation plans.
Item 16.   Exhibits and Financial Statement Schedules
(a) Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b) Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 17.   Undertakings
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
The following exhibits are filed as part of this registration statement.
Exhibit No.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.
3.3*	Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1*	Form of Stockholders’ Agreement.
10.2*	Form of Registration Rights Agreement.
10.3†*	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers.
10.4†*	Squarespace, Inc. 2021 Equity Incentive Plan.
10.5†*	Employment Agreement with Paul Gubbay.
10.6†*	Employment Agreement with Marcela Martin.
21.1*	List of Subsidiaries.
23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP.
24.1*	Powers of Attorney (included in the signature pages to this registration statement).

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on           , 2021.
Squarespace, Inc.
By:	Anthony Casalena Chief Executive Officer
We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Anthony Casalena, Marcela Martin and Courtenay O’Connor, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Anthony Casalena	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Marcela Martin	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Andrew Braccia	Director	, 2021
Michael Fleisher	Director	, 2021
Liza Landsman	Director	, 2021
Anton Levy	Director	, 2021
Jonathan Klein	Director	, 2021
Dominique Vidal	Director	, 2021